                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration Number 333-80253

PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 23, 1999)

                              $190,000,000

                        Frontier Oil Corporation

                                                     [Frontier Oil Corporation]
                      11 3/4% Senior Notes due 2009

We will receive $181,567,800 of the proceeds from the sale of the notes, after paying the underwriters' discounts and commissions of $5,700,000 and before expenses estimated at $800,000. Set forth below is a summary of the terms of the notes offered hereby. For more detail, see "Description of the Notes."

 . Interest

  The notes have a fixed annual rate of 11 3/4%, which will be paid every six months on May 15 and November 15, commencing May 15, 2000.

 . Maturity

  November 15, 2009.

 . Ranking

  The notes are our unsecured senior debt and will rank equally with all of our existing and future senior debt and senior to all of our future subordinated debt. The notes will be effectively subordinated to all of our existing and future secured obligations to the extent of the assets securing these obligations and to all existing and future obligations of our subsidiaries that are not subsidiary guarantors, including borrowings under our credit facility. None of our subsidiaries are currently guarantors of the notes.

 . Redemption

  We may, at our option, redeem the notes at any time on or after November 15, 2004 at the prices set forth under "Description of the Notes."

  Prior to November 15, 2004, we may redeem the notes at a make-whole price plus accrued and unpaid interest to the redemption date.

  Prior to November 15, 2002, we may redeem up to 35% of the principal amount of the notes originally issued with the proceeds from qualified equity offerings by our company.

 . Escrow of Proceeds; Special Mandatory Redemption

  If we do not close the acquisition of the El Dorado refinery concurrently with the offering of these notes, the gross proceeds of the offering, along with an additional amount of cash necessary to fund the redemption described below, will be placed in an escrow account. If we do not close the acquisition of the El Dorado refinery prior to or on January 11, 2000, the escrowed funds will be used to redeem all the notes at a redemption price equal to 101% of the accreted value of the notes, plus accrued interest to, but excluding, the date of redemption.

 . Mandatory Repurchase Offer

  If we sell assets and do not use the proceeds as specified in the indenture or if we experience specific kinds of changes of control, we must offer to repurchase the notes.

This investment involves risks. See the Risk Factors section beginning on page S-9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  ------------------------------------------
                   PRICE 98.562% AND ACCRUED INTEREST, IF ANY
                  ------------------------------------------

Bear, Stearns & Co. Inc. expects to deliver the notes to purchasers on November 12, 1999 in book-entry form through the facilities of The Depository Trust Company.

Bear, Stearns & Co. Inc.

                                Lehman Brothers

                                                         Warburg Dillon Read LLC

          The date of this prospectus supplement is November 5, 1999.

                             FRONTIER MARKET REGION

          [MAP OF REFINERY LOCATIONS AND MARKET AREAS APPEARS HERE]



                               EL DORADO REFINERY

                [PHOTOGRAPH OF EL DORADO REFINERY APPEARS HERE]



        IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
                        AND THE ACCOMPANYING PROSPECTUS

   This document is in two parts. The first part is this prospectus supplement, which describes the terms of the notes. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes. Generally, the term "prospectus" refers to both parts combined.

   If the description of the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

                                    SUMMARY

   This summary highlights selected information from this prospectus supplement and may not contain all the information that is important to you. This prospectus supplement includes specific terms of the notes we are offering, as well as information regarding our business and detailed financial information. You should carefully read this entire prospectus supplement, including any information to which we refer you, before deciding to purchase any of the notes.

   We have entered into an asset purchase and sale agreement with Equilon Enterprises LLC to acquire their refinery and related assets in El Dorado, Kansas. If we do not close the acquisition of the El Dorado refinery concurrently with the offering of the notes, the gross proceeds of the offering, along with an additional amount of cash necessary to fund the special mandatory redemption, will be placed in an escrow account. Except as the context otherwise requires, information in this prospectus supplement assumes that the acquisition of the El Dorado refinery has been completed.

   The terms "Frontier" and "we" as used in this prospectus supplement refer to Frontier Oil Corporation and its subsidiaries, except where it is clear that those terms mean only the parent company. When we use the term "Rocky Mountain region," we refer to the states of Colorado, Wyoming, Montana and Utah, and when we use the term "Plains States," we refer to the states of Kansas, Nebraska, Iowa, Missouri, North Dakota and South Dakota.

                            Frontier Oil Corporation

Overview

   We are an independent energy company engaged in crude oil refining and the wholesale marketing of refined petroleum products. We operate refineries in Cheyenne, Wyoming and in El Dorado, Kansas with a total crude oil capacity of over 150,000 barrels per day. Both of our refineries are complex refineries with significant upgrading capacity, which means that they can process heavier, less expensive types of crude oil and still produce a high percentage of gasoline, diesel fuel and other high margin refined products. We focus our marketing efforts in the Rocky Mountain region and the Plains States, which we believe are among the most attractive refined products markets in the United States. For the 12 months ended June 30, 1999, on a pro forma basis we achieved combined revenues of $1.0 billion, earnings before interest, income taxes, depreciation and amortization of $72.0 million and income from continuing operations of $16.1 million.

   Cheyenne Refinery. Our Cheyenne refinery has a permitted crude capacity of 41,000 barrels per day. For the six months ended June 30, 1998 compared to the six months ended June 30, 1999, its total refinery supply, or charge (including crude oil and other feedstocks), improved from 39,645 barrels per day to 40,763 barrels per day. We market its refined products primarily in the eastern slope of the Rocky Mountain region, which encompasses eastern Colorado (including the Denver metropolitan area) and eastern Wyoming. The Cheyenne refinery has a coking unit, which allows the refinery to process up to 100% heavy crude oil for use as a feedstock. This ability to process heavy crude oil lowers our crude oil supply costs because heavy crude oil is generally less expensive than other types of crude oil. For the six months ended June 30, 1999, heavy crude oil constituted approximately 87% of the Cheyenne refinery's crude oil charge. For the six months ended June 30, 1999, the Cheyenne refinery's product mix included gasoline (42%), diesel fuel (30%) and asphalt and other refined petroleum products (28%).

   El Dorado Refinery. The El Dorado refinery is one of the largest refineries in the Plains States and the Rocky Mountain region, with a permitted crude capacity of 110,000 barrels per day. For the six months ended June 30, 1998 compared to the six months ended June 30, 1999, its total refinery charge (including crude oil and other feedstocks) improved from 103,039 barrels per day to 109,324 barrels per day. The El Dorado refinery can select from many different types of crude oil because of its direct access to the Cushing, Oklahoma hub. This access, combined with the El Dorado refinery's complexity, gives it the flexibility to refine a wide variety of crude oils. We have entered into a 15-year refined product offtake agreement for gasoline and diesel production at this refinery with Equiva Trading Company, an affiliate of Equilon. The refined product offtake agreement will allow us to maximize the operating efficiency of the El Dorado refinery during the initial years of our ownership. As our commitments to Equilon under the refined product offtake agreement decline over the next ten years, we will market an increasing portion of the El Dorado refinery's gasoline and diesel in the same markets in which Equilon currently sells the El Dorado refinery's production, primarily the Denver and Kansas City metropolitan areas. We have also entered into a one-year foreign crude supply agreement with Equiva. For the six months ended June 30, 1999, the El Dorado refinery's product mix included gasoline (55%), diesel and jet fuel (34%) and asphalt, chemicals and other refined petroleum products (11%).

Business Strategy and Strengths

   Our business strategy includes the following four major objectives:

  . Focus marketing efforts on markets with attractive characteristics. We believe that the eastern slope of the Rocky Mountain region and the Plains States are favorable areas in which to operate refineries. These markets feature ample supplies of crude oil, strong demand for refined products and limited refining capacity. As a result of these favorable supply-demand dynamics, the margin between refined product sales and the cost of light crude feedstock, or the "crack spreads," in these regions has been consistently higher than that experienced in the more competitive gulf coast region of the country.

  . Maximize the returns on our investments in high quality refinery assets.
    At our Cheyenne refinery we have historically achieved an average return on capital employed which we believe is greatly in excess of the average for other independent refining companies. We believe that we can achieve an average return on capital employed at the El Dorado refinery consistently above the industry average by optimizing its crude slate to include a greater proportion of cheaper heavy crude oil, expanding its marketing of asphalt and reducing its general and administrative costs.

  . Maximize operational and marketing synergies between our refineries. We expect to achieve significant operating and marketing synergies by operating two refineries in adjacent market regions, although the success of the acquisition of the El Dorado refinery is not dependent on realizing synergies. We plan to coordinate our operations by staggering turnarounds at our two refineries so that we can supply customers from one refinery during a turnaround at the other refinery. We also plan to cross-market refined products to customers of each refinery. In addition, we expect to supply a new asphalt terminal in Grand Island, Nebraska, which opened in May 1999 and in which we have a joint-venture interest, from both refineries.

  . Selectively pursue acquisitions of refining and related transportation assets as favorable opportunities arise. We intend to continue to review potential acquisitions of refining and related transportation assets which would help us to grow so that we can increase our sales and reduce our per unit costs.

   We believe that we are well-positioned to execute this strategy as a result of the following strengths:

   The acquisition of the El Dorado refinery increases our geographic and asset diversity. The acquisition of the El Dorado refinery more than triples our refining capacity and broadens the geographic scope of our operations to include both the Plains States and the Rocky Mountain region. Accordingly, we are now less vulnerable to downturns in any single refined product marketplace and, with the addition of a second refinery, our operations are no longer dependent on a single refining asset.

   We have seen a demonstrated improvement in operating results at El Dorado. The El Dorado refinery has increased its total refinery charge by approximately 6.1% to 109,324 barrels per day from the six months ended June 30, 1998 to the six months ended June 30, 1999. The improvement in operating results at El Dorado is primarily a result of a turnaround at the refinery completed in June 1998, which reduced bottlenecks, improved reliability and increased operating efficiency.

   We own high quality assets. Our refineries are complex. The complexity of a refinery refers to the number, type and capacity of processing units at the refinery and is measured by its Nelson index rating. The Cheyenne refinery has a Nelson index rating of 10.0, and the El Dorado refinery has a Nelson index rating of 13.0. Our two refineries also have significant upgrading capability, which is the ability to produce higher margin refined products such as gasoline and diesel from heavy crude oil. In addition, the two refineries have demonstrated their reliability with historically high utilization rates and excellent safety records.

   We have a strong presence in attractive markets. The states in the eastern slope of the Rocky Mountain region have experienced above-average growth rates in gasoline and diesel consumption. Population growth in Colorado has caused gasoline consumption in the state to increase at a rate of 3.7% per year from 1992 through 1998, compared to the national average of 1.8% for the same period. Both of our refineries benefit from this increase in gasoline consumption because, with the addition of the El Dorado refinery, we believe we will be the largest provider of gasoline in the Colorado market. Similarly, diesel consumption in Wyoming has grown 8.5% per year from 1992 through 1998, primarily because Wyoming state motor fuel taxes are approximately 10c per gallon lower than the taxes in the neighboring states of Nebraska and Utah.

   We possess advantageous supply and processing flexibility. Our refineries have a wide variety of types of crude oil available to them. The Cheyenne refinery has direct access to the Guernsey, Wyoming hub, which enables it to purchase heavy crude oil at advantageous prices from Wyoming and Canadian producers, and the El Dorado refinery has direct access to the Cushing, Oklahoma hub, which enables it to purchase many types of crude oil. We have entered into a one-year foreign crude oil supply agreement with Equiva, which will facilitate our ability to obtain less expensive heavy crude oil from Mexico, South America and other international sources. This wide range of potential crude oil supplies allows our refineries to avoid being dependent on any single source or type of crude oil and to vary their crude oil charge as the relative prices of these crude oils change. The complexity and upgrading capacity of both of our refineries allows them to process crude oil from any of these different crude oil supplies.

   We have entered into a refined product offtake agreement with Equiva. We have entered into a 15-year refined product offtake agreement with Equiva. Under this agreement, Equiva will purchase most of the gasoline and diesel production from the El Dorado refinery at market-based prices. Initially, Equiva will purchase substantially all of the El Dorado refinery's production of these products. Beginning in 2000, we will retain and market a portion of the refinery's gasoline and diesel production. This portion will increase 5,000 barrels per day each year for ten years, beginning at 5,000 barrels per day in 2000, rising to 50,000 barrels per day by 2009 and remaining at this level through the term of this agreement. Equiva will also purchase all of our jet fuel production for five years, after which time we may market all of our jet fuel production. The refined product offtake agreement allows us to focus on maximizing the operating efficiency of the El Dorado refinery during the initial years of our ownership.

   We have an experienced management team with a strong track record. We benefit from a strong and experienced management team at both the corporate and operating levels. Our senior management team has a strong track record operating the Cheyenne refinery, where it has achieved a significant increase in throughput and capacity, reduced costs and optimized the refinery's crude oil charge and mixture of products.

Acquisition of El Dorado Refinery

   Equilon is a joint venture of Shell Oil Company and Texaco Inc. formed in January 1998. Equilon owns and operates a majority of Shell's and Texaco's western and central U.S. refining and marketing, nationwide trading, transportation and lubricants businesses. Equilon announced that it was selling the El Dorado refinery in order to focus on its refining operations in coastal markets.

   Our purchase price for the El Dorado refinery is $170 million, plus the value of crude oil, intermediate product and refined product inventory on the closing date. In addition, we will make contingent earn-out payments for the next eight years equal to one-half of the excess over $60 million per year of the El Dorado refinery's revenues less its material costs and operating costs, other than depreciation. The total amount of these contingent payments is capped at $40 million, with an annual cap of $7.5 million. The purchase and sale agreement contains representations, warranties, covenants and other general provisions that are customary for transactions of this nature. See "Description of Acquisition Documents--Purchase and Sale Agreement."

   We have also entered into a 15-year refined product offtake agreement and a one-year foreign crude oil supply agreement with Equiva. For a description of the refined product offtake agreement, see "Business--Refining Operations-- Marketing and Distribution--El Dorado Refinery." For a description of the foreign crude supply agreement, see "Business--Refining Operations--Crude Oil Supply--El Dorado Refinery."

   On or prior to the date of the closing of the acquisition of the El Dorado refinery, we will enter into a new $175 million credit facility, led by Union Bank of California and Paribas, which will replace our existing credit facility. When we enter into the credit facility, the borrowing base will be approximately $75 million, which amount we expect will increase as we begin to generate receivables from the El Dorado refinery after closing. The table below illustrates the estimated sources and uses of funds as if the acquisition of the El Dorado refinery and this offering had occurred on June 30, 1999. If we do not close the acquisition of the El Dorado refinery concurrently with the offering of the notes, the gross proceeds of the offering, along with an additional amount of cash necessary to fund the special mandatory redemption, will be placed in an escrow account. See "Description of the Notes--Escrow of Proceeds; Special Mandatory Redemption."

                                                                    Amount
                                                                 -------------
                                                                 (in millions)
      Sources:
        Senior notes............................................    $187.3
        Credit facility.........................................      45.2(1)
                                                                    ------
          Total.................................................    $232.5
                                                                    ======
      Uses:
        Acquisition of El Dorado refinery.......................    $170.0
        Purchase of crude oil, intermediate product and refined
         product inventory......................................      45.2(1)
        Fees and expenses.......................................       9.1
        Cash to balance sheet...................................       8.2
                                                                    ------
          Total.................................................    $232.5
                                                                    ======

--------
(1) Represents the value of crude oil, intermediate product and refined product inventory to be acquired as of June 30, 1999. The actual cost of this inventory at the closing of the acquisition of El Dorado refinery may be higher or lower, depending on market price variations and inventory quantities.

                            Summary of the Offering

Notes Offered...............  We are offering a total of $190,000,000 in principal amount of 11 3/4% senior notes.

Issue Price.................  We are offering the notes at a purchase price equal to 98.562% of their principal amount.

Maturity Date...............  The notes will mature on November 15, 2009.

Interest....................  We will pay interest on the notes at an annual rate of 11 3/4%. We will pay the interest due on the notes every six months on May 15 and November
                              15. We will make the first payment on May 15, 2000.

Ranking.....................  The notes will be general unsecured obligations and will rank pari passu in right of payment with all of our existing and future senior indebtedness and senior in right of payment to all of our future subordinated indebtedness. The notes will be effectively subordinated to all of our existing and future secured obligations to the extent of the assets securing these obligations and to all existing and future obligations of our subsidiaries that are not subsidiary guarantors, including all borrowings under the credit facility. None of our subsidiaries are currently guarantors of the notes.

                              As of June 30, 1999, on a pro forma basis after giving effect to the acquisition of the El Dorado refinery, borrowings under our new $175 million credit facility to purchase the crude oil, intermediate product and refined product inventory of the El Dorado refinery, and the application of the proceeds from this offering, there would be:

                              . $53.2 million of secured debt at one of our
                                subsidiaries under the credit facility;

                              . $70.0 million of existing senior notes ranking
                                equally with the notes; and

                              . no outstanding debt ranking junior to the
                                notes.

Future Subsidiary             Under certain circumstances, our payment
 Guarantees.................  obligations under the notes may be in the future jointly and severally guaranteed on an unsecured basis by one or more of our subsidiaries.

Optional Redemption.........  At any time on or after November 15, 2004, we may redeem some or all of the notes at the redemption prices described under "Description of the Notes" plus any interest that is due and unpaid on the date we redeem the notes. At any time prior to November 15, 2004, however, we may redeem the notes, in whole or in part, at a make-whole price plus accrued and unpaid interest to the redemption date.

                              At any time prior to November 15, 2002, we may redeem up to 35% of the principal amount of the notes originally issued with the proceeds from qualified equity offerings by our company at a redemption price equal to 111 3/4% of the principal amount of the notes, plus any interest that is due and unpaid on the date we redeem the notes.

Escrow of Proceeds; Special
 Mandatory Redemption.......
                              If we do not close the acquisition of El Dorado refinery concurrently with the offering of the notes, the gross proceeds of the offering, along with an additional amount of cash necessary to fund the special mandatory redemption described below, will be placed in an escrow account. If we do not close the acquisition of the El Dorado refinery prior to or on January 11, 2000 (or such earlier date as we may select), the escrowed funds will be used to redeem all the notes at a redemption price equal to 101% of the accreted value of the notes, plus accrued interest to, but excluding, the date of redemption.

Mandatory Repurchase........
                              If we sell assets and do not use the proceeds as specified in the indenture or if we experience specific kinds of changes of control, we must offer to repurchase the notes at 101% of their principal amount.

                              We will issue the notes under an indenture with
Certain Covenants...........  Chase Bank of Texas, National Association, as
                              trustee. The indenture will, among other things, restrict our ability to:

                              . borrow money;

                              . pay dividends on stock or make certain other
                                restricted payments;

                              . incur liens on our assets;

                              . issue or sell stock of our wholly-owned
                                subsidiaries;

                              . enter into transactions with our affiliates;

                              . make investments; and

                              . sell substantially all of our assets or merge
                                with other companies.

Use of Proceeds.............  We intend to use the net proceeds of this offering to fund the $170 million purchase price for the El Dorado refinery and for general corporate purposes. In addition, we intend to use borrowings under the credit facility to purchase the crude oil, intermediate product and refined product inventory of the El Dorado refinery at closing, which would have been $45.2 million if the closing of the acquisition had occurred on June 30, 1999. The actual cost of this inventory at closing of the acquisition may be higher or lower, depending on market price variations and inventory quantities. If we do not close the acquisition of the El Dorado refinery concurrently with the offering of the notes, the gross proceeds of the offering, along with an additional amount of cash necessary to fund the special mandatory redemption, will be placed in an escrow account.

                                  Risk Factors

   You should carefully consider all the information in this prospectus supplement. In particular, you should evaluate the specific risk factors set forth under "Risk Factors," beginning on page S-9, for a discussion of certain risks involved in making an investment in the notes.

          Summary Historical Consolidated and Pro Forma Financial Data

   The summary historical financial information presented below for each of the three years in the period ended December 31, 1998 has been derived from our historical audited consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The summary historical financial data for the six months ended June 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements, which we have prepared on the same basis as the audited financial statements.

   The unaudited summary pro forma financial data is based on our historical financial statements, adjusted to give effect to this offering and the application of the proceeds of this offering and amounts borrowed under our credit facility to fund the acquisition of the El Dorado refinery, its inventory at closing and for general corporate purposes. The unaudited summary pro forma statement of operations data assumes this offering and the application of the proceeds occurred as of January 1, 1998. The unaudited summary pro forma balance sheet data assumes this offering and the application of the proceeds occurred as of June 30, 1999. The unaudited summary pro forma data is not necessarily indicative of the results that actually would have occurred if this offering and the application of the proceeds had been in effect on the dates indicated or that may be obtained in the future.

   The information presented below should be read in conjunction with the consolidated financial statements and related notes thereto, the unaudited pro forma consolidated financial information, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information included elsewhere in this prospectus supplement. The historical financial information presented below has been restated for our discontinued oil and gas operations.

                                                                                           Twelve
                                                                                           Months
                                                             Six Months                    Ended
                                                             Ended June Six Months Ended  June 30,
                             Year Ended December 31,          30, 1998    June 30, 1999     1999
                         ----------------------------------- ---------- ----------------- --------
                                                      Pro
                                                     Forma                          Pro     Pro
                         1996(1)  1997(1)  1998(1)    1998   Historical Historical Forma   Forma
                         -------  -------  -------  -------- ---------- ---------- ------ --------
                                                 (dollars in millions)
Income Statement Data:
 Revenues............... $383.4   $376.4   $299.4   $1,012.3   $154.0     $146.4   $514.6 $1,006.0
 Refining operating
  costs.................  362.5    337.4    254.8      936.2    132.5      134.1    461.7    920.0
 Selling and general
  expenses..............    6.3      8.1      8.2       14.7      4.2        4.1      6.8     14.0
 Depreciation...........    9.0      9.2     10.7       20.6      5.2        5.7     10.7     21.1
                         ------   ------   ------   --------   ------     ------   ------ --------
 Operating income
  (loss)................    5.6     21.7     25.7       40.8     12.1        2.5     35.4     50.9
 Interest expense,
  net(2)................   17.2     13.9      6.7       34.4      3.7        3.3     17.1     33.9
                         ------   ------   ------   --------   ------     ------   ------ --------
 Income (loss) from
  continuing operations
  before income taxes...  (11.6)     7.8     19.0        6.4      8.4       (0.8)    18.3     17.0
 Provision for income
  taxes.................     --       --      0.2        0.2       --        0.1      1.0      0.9
                         ------   ------   ------   --------   ------     ------   ------ --------
 Income (loss) from
  continuing
  operations............ $(11.6)  $  7.8   $ 18.8   $    6.2   $  8.4     $ (0.9)  $ 17.3 $   16.1
                         ======   ======   ======   ========   ======     ======   ====== ========
Other Financial Data:
 EBITDA from continuing
  operations(3)......... $ 14.6   $ 30.9   $ 36.4   $   61.4   $ 17.3     $  8.2   $ 46.1 $   72.0
 Capital expenditures
  from continuing
  operations............    4.8      5.7     16.8       35.5      8.3        6.9      7.7      N/A
 Net cash provided by
  (used in) operating
  activities............    8.5     12.5     31.3        N/A      6.0       (4.7)     N/A      N/A
 Net cash provided by
  (used in) investing
  activities............  (12.0)    81.7    (16.8)       N/A     (8.3)      (6.9)     N/A      N/A
 Net cash provided by
  (used in) financing
  activities............    2.7    (77.7)    (2.6)       N/A     (4.3)       1.5      N/A      N/A
 Ratio of earnings to
  fixed charges(4)......     NM     1.5x     3.3x       1.2x     2.9x         NM     2.0x     1.5x
 Ratio of EBITDA from
  continuing operations
  to interest
  expense(5)............     NM     1.9x     4.4x       1.7x     3.8x       2.1x     2.6x     2.0x

                                                          Six Months
                                                          Ended June  Six Months Ended
                              Year Ended December 31,      30, 1998    June 30, 1999
                          ------------------------------- ---------- ------------------
                                                    Pro
                                                   Forma                          Pro
                          1996(1) 1997(1) 1998(1)  1998   Historical Historical  Forma
                          ------- ------- ------- ------- ---------- ---------- -------
Operating Data:
Raw material input
 (barrels per day)
 Light crude oil........   4,322   3,162   2,174   28,306    2,265      4,524    36,308
 Heavy crude oil........  31,677  31,967  32,303  102,744   31,862     30,721    99,235
 Other feed and blend
  stock.................   5,192   6,154   5,909   18,243    5,518      5,518    14,544
                          ------  ------  ------  -------   ------     ------   -------
 Total..................  41,191  41,283  40,386  149,293   39,645     40,763   150,087
                          ======  ======  ======  =======   ======     ======   =======
Total product sales
 (barrels per day)
 Gasoline...............  20,311  20,499  21,421   80,087   21,935     21,977    81,319
 Diesel(6)..............  12,561  12,110  12,484   49,139   12,426     12,418    49,539
 Chemicals..............      --      --      --    1,970       --         --     1,961
 Asphalt and other......   7,306   7,949   8,797   18,090    8,036      7,895    17,405
                          ------  ------  ------  -------   ------     ------   -------
 Total..................  40,178  40,558  42,702  149,286   42,397     42,290   150,224
                          ======  ======  ======  =======   ======     ======   =======
Operating margin
 information (dollars
 per sales barrel)
 Product spread.........  $ 4.48  $ 5.78  $ 6.09  $  5.03   $ 6.01     $ 4.69   $  5.32
 Operating expenses,
  excluding
  depreciation..........    3.15    3.30    3.34     3.66     3.32       3.30      3.42
 Depreciation...........     .59     .61     .68      .37      .67        .74       .39
                          ------  ------  ------  -------   ------     ------   -------
 Operating margin.......  $ 0.74  $ 1.87  $ 2.07  $  1.00   $ 2.02     $  .65   $  1.51
                          ======  ======  ======  =======   ======     ======   =======
 Light/heavy crude oil
  spread (dollars per
  barrel)...............  $ 2.56  $ 3.54  $ 4.15            $ 4.77     $ 2.08

                                                        As of June 30, 1999
                                                       ------------------------
                                                                       Pro
                                                        Historical    Forma
                                                       ------------- ----------
                                                       (dollars in millions)
Balance Sheet Data:
 Cash, including cash equivalents.....................   $     23.4  $     31.6
 Total assets.........................................        196.0       464.6
 Total debt, including current maturities.............         78.0       310.5
 Shareholders' equity.................................         66.9        66.9

--------
(1) For a discussion of the significant items affecting comparability of financial information for 1996, 1997 and 1998, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.
(2) No attempt has been made to adjust historical interest expense for corporate debt obligations which, although used to fund subsidiary operations, was not allocated among operating subsidiaries and portions of which were redeemed from proceeds of the disposition of our Canadian operations. We redeemed $79.9 million principal amount of indebtedness with those proceeds. The annual interest expense on the debt redeemed was approximately $9.5 million in 1996 and $7.7 million in 1997.
(3) EBITDA from continuing operations represents income from continuing operations before interest expense, income tax and depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles and should not be considered an alternative to net income in measuring our performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in our consolidated statements of cash flows. While EBITDA has been disclosed to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA from continuing operations as reported by us may not be comparable in all instances to EBITDA, and other similarly titled measures, as reported by other companies.
(4) Earnings were inadequate to cover fixed charges for the year ended December 31, 1996 by $11.6 million and for the six months ended June 30, 1999 by $800,000.
(5) EBITDA from continuing operations was inadequate to cover interest expense for the year ended December 31, 1996 by $2.7 million.
(6) Includes jet fuel production from the El Dorado refinery in the case of pro forma operating data.

                                  RISK FACTORS

   You should carefully consider the following factors and other information in this prospectus supplement before deciding to invest in the notes.

We have significant indebtedness that may affect our ability to operate our business.

   We will be highly leveraged after this offering. Assuming this offering had occurred and we had used the net proceeds from it on June 30, 1999, on that date we would have had $313.2 million principal amount of total consolidated debt, and we may incur other indebtedness in the future, including additional borrowings under our $175 million credit facility. See "Description of the Notes" and "Description of Indebtedness." Assuming this offering had occurred and we had used the net proceeds from it on January 1, 1998, our pro forma ratio of earnings to fixed charges for the fiscal year ended December 31, 1998 would have been 1.2:1.0.

   Our high level of indebtedness could have important consequences to noteholders, such as:

  . limiting our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements or for other purposes;

  . limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service debt;

  . limiting our ability to compete with other companies who are not as highly leveraged; and

  . limiting our ability to react to changing market conditions, changes in our industry and in our customers' industries and economic downturns.

   Our ability to satisfy our debt obligations will depend upon our future operating performance. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make payments on our debt obligations. If we cannot generate sufficient cash from operations to meet our other obligations, we may need to refinance or sell assets. We cannot assure you that our business will generate sufficient cash flow, or that we will be able to obtain sufficient funding, to make the payments required by all of our debt.

The notes will be effectively subordinated to any secured obligations and to any liabilities of our subsidiaries.

   The notes will:

  . be general unsecured obligations,

  . rank pari passu in right of payment to our senior indebtedness,

  . be senior to any subordinated indebtedness, and

  . be effectively subordinated to our secured obligations to the extent of the assets securing these obligations and all obligations of our subsidiaries that are not future subsidiary guarantors, including borrowings under our credit facility.

   Assuming this offering had occurred and we had used the net proceeds on June 30, 1999, other than the notes offered by this prospectus supplement, we would have had $123.2 million of outstanding indebtedness (excluding additional availability under our credit facility).

We depend upon our subsidiaries for cash to meet our debt obligations. Our ability to obtain cash from our subsidiaries may be restricted by our banks.

   We are a holding company. Our subsidiaries conduct all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. Their ability to make any payments will depend on their earnings, the terms of their indebtedness, tax considerations and legal restrictions. The indenture, subject to certain restrictions, permits us or our subsidiaries to incur additional secured indebtedness, which would be effectively senior to the notes to the extent of the collateral securing such indebtedness. The terms of the credit facility also may restrict our ability to repurchase the notes and place restrictions on our subsidiaries' ability to make dividend payments, loans, other payments or asset transfers to us.

   Specifically, our subsidiaries are prohibited from transferring cash in the form of dividends, loans or advances when there are any cash advances outstanding under the credit facility or when there is a default or event of default under the credit facility. The credit facility includes certain financial covenant requirements relating to our working capital, tangible net worth and earnings before interest, taxes, depreciation and amortization. Borrowings under the credit facility also must be reduced to zero for at least five consecutive business days during each calendar year. If we do not do this, an event of default occurs under our credit facility. Accordingly, the existence of borrowings or a default or event of default under the credit facility could adversely affect our ability to have sufficient cash to pay our obligations, including the notes. See "Description of Indebtedness."

We cannot assure you that we will be able to manage successfully our increased scope of operations resulting from the acquisition of the El Dorado refinery. We cannot assure you that the due diligence we conducted identified all of the material matters associated with the acquisition.

   We do not have an operating history with respect to the El Dorado refinery. The acquisition of the El Dorado refinery is expected to triple our annual revenues. However, we cannot assure you that following the El Dorado acquisition, the combination of the operations of the El Dorado refinery with our existing operations will be profitable. The success of the acquisition will depend in part on the ability of our management to manage successfully the operations of the El Dorado refinery in addition to our current operations. We intend to retain all of the employees of the El Dorado refinery, but we cannot assure you that they will remain at the refinery after the acquisition is completed.

   Additionally, although we have conducted a due diligence investigation in connection with the acquisition, the scope of the investigation, particularly in light of the volume of environmental and other matters to be investigated, has necessarily been limited. The acquisition agreement provides for indemnification with respect to breaches of representations and warranties made therein and for additional indemnification, subject to certain terms, conditions and limitations, with respect to other matters. However, we cannot assure you that other material matters, not identified or fully determined in due diligence, will not subsequently be identified or that the matters identified will not prove to be more significant than currently expected, or that the indemnification provisions and monetary limits thereon associated with the acquisition will be sufficient to compensate us fully for any environmental or other losses resulting in the future.

You are not protected in all highly leveraged transactions.

   If we are involved in a transaction in which we incur substantial additional debt but which does not involve a change of control, you will not necessarily be protected under the indenture. For example, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of an acquisition, recapitalization or similar transaction. Accordingly, we could enter into some transactions that could affect our capital structure or the value of the notes, but that would not constitute a change of control. See "Description of the Notes--Repurchase at the Option of Holders."

Crude oil prices and refining margins significantly impact our cash flow and have fluctuated significantly in the past.

   Our cash flow from operations is primarily dependent upon producing and selling quantities of refined products at margins that are high enough to cover our fixed and variable expenses. In recent years, crude oil costs and crack spreads have fluctuated substantially. During the first half of 1999, crack spreads were depressed due to high inventory levels of refined products, but crack spreads have risen recently. Factors that may affect crude oil costs and refined product prices include:

  . overall demand for crude oil and refined products;

  . general economic conditions;

  . the level of foreign and domestic production of crude oil and refined products;

  . the availability of imports of crude oil and refined products;

  . the marketing of alternative and competing fuels; and

  . the extent of government regulation.

   Crude oil supply contracts are generally short-term contracts with price terms that change as market prices change. Our crude oil requirements are supplied from sources that include:

  . major oil companies;

  . crude oil marketing companies;

  . large independent producers; and

  . smaller local producers.

   The prices we receive for our refined products are affected by:

  . global market dynamics;

  . product pipeline capacity;

  . local market conditions; and

  . the level of operations of other refineries in the Plains States and the Rocky Mountain region.

   The price at which we can sell gasoline and other refined products is strongly influenced by the commodity price of crude oil. Generally, an increase or decrease in the price of crude oil results in a corresponding increase or decrease in the price of gasoline and other refined products. However, if crude oil prices increase significantly, our operating margins would fall unless we could pass along these price increases to our customers. From time to time, we purchase forward crude oil supply contracts, but we generally have not hedged our refined product prices. However, we may in the future hedge refined product prices in some of the new markets served by the El Dorado refinery.

   In addition, our refineries maintain inventories of crude oil, intermediate products and refined products, the value of each of which is subject to rapid fluctuations in market prices. We are acquiring a substantial amount of crude oil, intermediate product and refined product inventory in connection with the acquisition of the El Dorado refinery. We record our inventories at the lower of cost (as determined on a FIFO basis) or market price. As a result, a rapid and significant increase or decrease in the market prices for crude oil or refined products could have a significant short-term impact on our earnings and cash flow.

Our profitability is linked to the light/heavy crude oil price spread, which has recently declined and may continue to decline.

   Our profitability, particularly at the Cheyenne refinery, is linked to the price spread between light and heavy crude oil. We prefer to refine heavy crude oil because it provides a wider refining margin than does light crude. Accordingly, any tightening of the light/heavy spread will reduce our profitability. While the light/heavy spread widened from 1996 to early 1998, it has fallen since then. Beginning in early 1998, there was a substantial drop in crude oil prices, which depresses the spread by making it uneconomical for some production companies to produce heavy crude oil, which sells at a discount to light crude. Although crude oil prices have risen during 1999 and the light/heavy spread began to widen in the second quarter of 1999, the light/heavy spread has recently tightened. We cannot assure you that crude oil prices will remain at their current levels or that the light/heavy spread will increase.

Our refineries face operating hazards.

   All of our refining activities currently are conducted at the Cheyenne and El Dorado refineries, which are our principal operating assets. As a result, our operations are subject to significant interruption and our ability to service the notes will be impaired if either refinery experiences a major accident or fire, is damaged by severe weather or other natural disaster, or otherwise is forced to curtail its operations or shut down. If the Centennial pipeline, which runs from the Guernsey Station hub to the Cheyenne refinery, or the Osage pipeline, which runs from the Cushing, Oklahoma hub to the El Dorado refinery, becomes inoperative, crude oil would have to be supplied to these refineries through an alternative pipeline or from additional tank trucks, which could hurt our business and profitability. In addition, despite our safety procedures, a major accident, fire or other event could damage either refinery or the environment or cause personal injuries. Although we maintain business interruption, property and other insurance against these risks in amounts that we believe are economically prudent, if either refinery experiences a major accident or fire or an interruption in supply or operations, our business could be materially adversely affected. In addition, our refineries consist of many processing units, a number of which have been in operation for a long time. Although we schedule down time for repair, or "turnaround," for each unit every one to five years, we cannot assure you that one or more of the units will not require additional, unscheduled turnarounds for unanticipated maintenance or repairs.

As our commitment to Equiva under the refined product offtake agreement declines, we will have to find new customers for the gasoline and diesel fuel produced at the El Dorado refinery. We may not be able to do this successfully.

   We have entered into a 15-year refined product offtake agreement with Equiva. Under this agreement, Equiva will purchase most of the gasoline and diesel production of the El Dorado refinery at market-based prices. Initially, Equiva will purchase substantially all of the El Dorado refinery's production of these products. Beginning in 2000, we will retain and market a portion of the refinery's gasoline and diesel production. This portion will increase 5,000 barrels per day each year for ten years, beginning at 5,000 barrels per day in 2000, rising to 50,000 barrels per day by 2009 and remaining at this level through the term of this agreement. Equiva will purchase substantially all gasoline and diesel production in excess of these amounts. Since we will have to market an increasing portion of the El Dorado refinery's gasoline and diesel production over the next ten years, we will have to find new customers for these refined products. These customers may be in markets that we have not previously sold to, and it may be difficult for us to find customers for these products. If we cannot find customers in locations convenient to the El Dorado refinery, our revenues and profits may be reduced.

Raw material supplies are uncertain.

   While we believe that an adequate supply of crude oil and other feedstocks will be available to our refineries to sustain our operations at current levels, we cannot assure you that this situation will continue. If additional supplemental crude oil becomes necessary, we may require the consent or cooperation of third parties and be subject to other conditions beyond our control. See "Business--Refining Operations--Crude Oil Supply."

We face substantial competition from other refining and pipeline companies.

   The refining industry is highly competitive. Many of our competitors are large, integrated, major or independent oil companies that, because of their more diverse operations, larger refineries and stronger capitalization, may be better able than we are to withstand volatile industry conditions, including shortages or excesses of crude oil or refined products or intense price competition at the wholesale level. Many of these competitors have financial and other resources substantially greater than ours. In addition, we are aware of several proposals or industry discussions regarding new or expanded refined product pipeline projects that if completed could impact portions of our marketing areas. The completion of any of these projects would increase competition by increasing the available capacity to transport refined products to the Plains States and Rocky Mountain region. See "Business--Refining Operations--Competition."

Our operating results are seasonal and generally are lower in the first and fourth quarters of the year.

   Demand for gasoline and asphalt products is higher during the summer months than during the winter months due to seasonal increases in highway traffic and road construction work. As a result, our operating results for the first and fourth calendar quarters are generally lower than those for the second and third quarters. Diesel demand has historically been more stable because two major east-west truck routes and two major railroads cross one of our principal marketing areas. However, reduced road construction and agricultural work during the winter months does somewhat depress demand for diesel in the winter months.

Our operations involve environmental risks that may require us to make substantial capital expenditures to remain in compliance or that could give rise to material liabilities.

   Our operations are subject to a variety of federal, state and local environmental laws and regulations governing the discharge of pollutants into the air and water, product specifications and the generation, treatment, storage, transportation and disposal of solid and hazardous waste and materials. Environmental laws and regulations that affect our operations, processes and margins have become, and are becoming, increasingly stringent. Examples are the Clean Air Act Amendments of 1990 and the additional environmental regulations adopted by the United States Environmental Protection Agency (EPA) and state and local environmental agencies to implement the Clean Air Act Amendments. We cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed in the future or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could adversely affect our financial position and results of operations and could require us to make substantial expenditures. See "Business--Government Regulation-- Environmental Matters."

   Our business is inherently subject to accidental spills, discharges or other releases of petroleum or hazardous substances that may give rise to liability to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. We cannot assure you that accidental discharges will not occur in the future, that future action will not be taken in connection with past discharges, that governmental agencies will not assess penalties against us in connection with any past or future contamination, or that third parties will not assert claims against us for damages allegedly arising out of any past or future contamination. See "Business--Government Regulation--Environmental Matters."

   We are a party to an administrative consent order entered into with the Wyoming Department of Environmental Quality in 1995 requiring the investigation of environmental impacts resulting from past activities. We will be responsible for costs related to the site investigations required by this order and any resulting remediation. However, we cannot reasonably estimate the ultimate cost of any such environmental remediation projects at this time. The continuation of the present investigative process, other more extensive investigations over time or changes in future regulatory requirements could result in additional future expenditures. We have also been named as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) at a site in Louisiana associated with our discontinued oil and gas exploration and production operations. While we believe that our liabilities related to this site will not be significant, any insolvency of other potentially responsible parties could increase our exposure as liability under CERCLA may be joint and several. See "Business--Government Regulation-- Environmental Matters."

   The El Dorado refinery is subject to a 1988 consent order with the Kansas Department of Health and the Environment (KDHE). This order, including various subsequent modifications, requires the El Dorado refinery to continue with the implementation of a groundwater management program with oversight provided by the KDHE Bureau of Environmental Remediation. More specifically, the El Dorado refinery must continue to operate the hydrocarbon recovery well systems and containment barriers at the site and conduct sampling from monitoring wells and surface water stations. Quarterly and annual reports must also be submitted to the KDHE. The order requires that remediation activities continue until KDHE-established groundwater criteria or other criteria agreed to by the KDHE and the refinery are met. Subject to the terms of the purchase and sale agreement, Equilon will be responsible for the costs of continued compliance with this order.

   The most recent National Pollutant Discharge Elimination System (NPDES) permit issued to the El Dorado refinery requires, in part, the preparation and submittal of an engineering report identifying certain refinery wastewater treatment plant upgrades necessary to allow routine compliance with applicable discharge permit limits. In accordance with the provisions of the purchase and sale agreement, Equilon will be responsible for the first $2 million of any required wastewater treatment system upgrades. If required system upgrade costs exceed this amount, Equilon and Frontier will share, based on a sliding scale percentage, up to another $3 million in upgrade costs. We have obtained a ten-year insurance policy with $25 million coverage for environmental liabilities, with a $500,000 deductible. This insurance will reimburse us for losses related to some known and unknown preexisting conditions. Equilon and Frontier will share equally the initial premium costs of this policy. Subject to the terms of the purchase and sale agreement, Equilon will be responsible for up to $5 million in costs, in addition to Equilon's obligation for the wastewater treatment system upgrade, relating to safety, health and environmental conditions after closing arising from Equilon's operation of the El Dorado refinery that are not covered under the ten-year insurance policy.

   The EPA's National Enforcement Investigations Center (NEIC) conducted a multimedia environmental audit at the El Dorado refinery in 1996, with subsequent requests for additional information. As a result of this audit, the EPA recently advised Equilon of certain alleged violations of various regulatory requirements. In advance of instituting formal enforcement action against Equilon, the EPA has indicated a willingness to enter into an administrative settlement with Equilon. Equilon is currently negotiating with the EPA concerning settlement of this matter. Subject to the terms of the purchase and sale agreement, Equilon will be solely responsible for any fines, penalties or requirements resulting from the investigation or subsequent enforcement matters related to this investigation.

   Pursuant to the Clean Air Act Amendments of 1990, the EPA has proposed regulations designed to reduce automobile emissions. To reduce these emissions, the EPA has also proposed new limits on the allowable sulfur content of gasoline. If the regulations are promulgated as proposed, most of the refining industry will be required to meet the new limits by 2004. However, under the proposal, small refining companies (those with fewer than 1,500 employees), such as Frontier, will be allowed to phase-in the new sulfur limit over an additional four years, or until 2008. The total capital expenditures now estimated to achieve the final gasoline sulfur standard are approximately $19 million at the Cheyenne refinery and approximately $25 million at the El Dorado refinery. In addition, there are potential, but less likely, changes to Reid vapor pressure (RVP) standards that could result from future regulatory or judicial developments. RVP is a measure of how quickly gas evaporates, which in turn affects air pollution. The total capital expenditures now estimated for potential changes to the RVP standards are approximately $9 million at the Cheyenne refinery and zero at the El Dorado refinery. However, we cannot assure you that greater capital expenditures will not be required to comply with these regulations if they are promulgated or that the EPA will not propose or promulgate additional regulations or render future adverse regulatory interpretations regarding low sulfur fuels and cleaner burning fuels. See "Business--Government Regulation--Environmental Matters."

We may have labor relations problems as some of our employees are represented by unions.

   The Cheyenne refinery currently employs approximately 179 union members represented by the Paper, Allied-Industrial, Chemical and Energy Workers International Union (PACE) and six AFL-CIO affiliated unions and the El Dorado refinery currently employs approximately 270 union members employed by PACE. At the Cheyenne refinery, our current contract with PACE expires in July 2002, while our current contract with the AFL-CIO affiliated unions expires in June 2005. At the El Dorado refinery, our current contract with PACE expires in January 2002. The terms of our acquisition of the El Dorado refinery require us to offer employees at the El Dorado refinery benefits which are reasonably comparable to those they received from Equilon. If these employees do not believe that the benefits which we offer them are reasonably comparable to Equilon's, we could experience labor relations problems, which could disrupt operations at the El Dorado refinery. We believe that our current relations with our employees are good. However, we cannot assure you that our employees will not strike at some time in the future or that such a strike would not adversely affect our operations. See "Business--Employees."

Fraudulent conveyance considerations may affect the enforceability of future subsidiary guarantees.

   Although there are currently no subsidiary guarantees with respect to the notes, our obligations under the notes may under certain circumstances be guaranteed on a general unsecured basis in the future. Various preference or fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court of competent jurisdiction to subordinate or avoid any subsidiary guarantee issued by a guarantor. It is also possible that a court could hold that the direct obligations of a guarantor could be superior to the obligations under the subsidiary guarantee. See "Description of the Notes--Subsidiary Guarantees."

   Although laws differ among various jurisdictions, in general, under fraudulent conveyance laws, a court could subordinate or void any guarantee if it found that:

  . the guarantee was incurred with actual intent to hinder, delay or defraud creditors; or

  . the guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and the guarantor was any of the following:

    . insolvent or was rendered insolvent because of the guarantee;

    . engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

    . intended to incur, or believed that it would incur, debts beyond its ability to pay at maturity.

If a court voided a guarantee as a result of fraudulent conveyance, or held it unenforceable for any other reason, noteholders would cease to have a claim against the guarantor and would be creditors solely of us.

We have year 2000 risks.

   We are in the process of evaluating and resolving the potential impact of the year 2000 problem on our computerized information systems and other infrastructure that contain embedded technology. The year 2000 problem is the result of computer programs being written using two digits, rather than four, to define the applicable year. Any of our programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures.

   We believe that substantially all of our critical computerized information systems and other infrastructure that contain embedded technology are already year 2000 ready, with one exception. Our weigh scale software at the Cheyenne refinery is currently being upgraded. This upgrade was postponed from earlier in the year in order to avoid disrupting high volume seasonal operations. In addition, systems identified as non-critical that are noncompliant will be addressed at later dates. Based on preliminary information, the incremental costs of addressing potential problems are not currently expected to have a material adverse impact on our financial condition or results of operations. However, if we, our customers or our vendors are unable to resolve such processing issues in a timely manner or have not identified all of the year 2000 associated issues, our ability to conduct business may be materially adversely affected and our financial condition and results of operations could be materially adversely impacted. Through June 30, 1999, at the Cheyenne refinery and our corporate offices we have spent $62,000 to address the year 2000 problem and at the El Dorado refinery we have spent $195,600. We anticipate spending up to an additional $90,000 at the Cheyenne refinery and our corporate offices and $184,600 at the El Dorado refinery to address the year 2000 problem. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issues."

                                USE OF PROCEEDS

   The net proceeds of the offering are estimated to be approximately $180.8 million after deducting underwriting commissions and estimated offering expenses. We intend to use the net proceeds to fund the $170 million purchase price for the El Dorado refinery and for general corporate purposes. In addition, we intend to use borrowings under the credit facility to purchase the crude oil, intermediate product and refined product inventory of the El Dorado refinery at closing, which would have been $45.2 million if the closing had occurred on June 30, 1999. The actual cost of this inventory may be higher or lower, depending on market price variations and inventory quantities. If we do not close the acquisition of the El Dorado refinery concurrently with the offering of the notes, the gross proceeds of the offering, along with an additional amount of cash necessary to fund the special mandatory redemption, will be placed in an escrow account.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 1999 and as adjusted to give effect to this offering, borrowings under our credit facility, and the application of the net proceeds as described under "Use of Proceeds." The table should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement.

                                                                 As of June 30,
                                                                      1999
                                                                 ---------------
                                                                           As
                                                                 Actual Adjusted
                                                                 ------ --------
                                                                   (dollars in
                                                                    millions)
Cash, including cash equivalents ............................... $ 23.4  $ 31.6
                                                                 ======  ======
Credit facility (1) ............................................    8.0    53.2
9 1/8% Senior notes due 2006 (2)................................   70.0    70.0
11 3/4% Senior notes due 2009(3)................................     --   187.3
                                                                 ------  ------
    Total debt..................................................   78.0   310.5
Total shareholders' equity......................................   66.9    66.9
                                                                 ------  ------
Total capitalization............................................ $144.9  $377.4
                                                                 ======  ======

--------
(1) The amount under the "Actual" column represents existing borrowings under the old credit facility. The amount under the "As Adjusted" column represents $45.2 million drawn to purchase crude oil, intermediate product and refined product inventory at the El Dorado refinery as of June 30, 1999 and $8 million in existing borrowings under the old credit facility. The $8 million outstanding under the old credit facility was repaid with cash from operations subsequent to June 30, 1999. The actual cost of this inventory at closing may be higher or lower, depending on market price variations and inventory quantities. We will enter into the new credit facility on or prior to the date of the closing of the acquisition of El Dorado refinery. When we enter into the credit facility the borrowing base will be approximately $75 million, which amount we expect will increase as we begin to generate receivables from the El Dorado refinery after the closing of the acquisition. We estimate that the total availability under the new credit facility at the closing of the acquisition will be approximately $15 million.
(2) See "Description of Indebtedness--9 1/8% Senior Notes due 2006."
(3) The notes are recorded at a discount upon issuance of approximately $2.7 million to the principal amount of the notes.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

   The following unaudited pro forma consolidated financial information of Frontier is based on the historical financial statements of Frontier, adjusted to give effect to this offering and the application of the proceeds of this offering and amounts borrowed under the credit facility to fund the acquisition of the El Dorado refinery, its inventory at closing and for general corporate purposes. The pro forma balance sheet as of June 30, 1999 assumes this offering and the application of proceeds occurred as of June 30, 1999. The pro forma statements of operations for the year ended December 31, 1998 and the six months ended June 30, 1999 assume this offering and the application of the proceeds had occurred on January 1, 1998. The unaudited pro forma consolidated financial information is not necessarily indicative of the results that actually would have occurred if this offering and the application of proceeds had been in effect on the dates indicated or which may be obtained in the future. The unaudited pro forma consolidated financial information should be read in conjunction with the historical financial statements of Frontier, incorporated by reference in this document, and the El Dorado refinery, included elsewhere in this document.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                 June 30, 1999

                             (dollars in thousands)

                                                   As of June 30, 1999
                                             -----------------------------------
                                             Historical  Pro Forma     Pro Forma
                                              Frontier  Adjustments    Frontier
                                             ---------- -----------    ---------
                   ASSETS
Balance Sheet Data:
Current Assets:
  Cash and cash equivalents.................  $ 23,425   $223,376 (a)  $ 31,568
                                                         (215,233)(b)
  Receivables...............................    22,884         --        22,884
  Inventory and other current assets........    31,706     53,307 (b)    85,013
                                              --------   --------      --------
    Total current assets....................    78,015     61,450       139,465
                                              --------   --------      --------
 Property, Plant and Equipment, at cost.....   173,582    198,005 (b)   371,587
  Less-accumulated depreciation.............    61,949         --        61,949
                                              --------   --------      --------
                                               111,633    198,005       309,638
                                              --------   --------      --------
 Other Assets...............................     6,334      9,125 (c)    15,459
                                              --------   --------      --------
    Total Assets............................  $195,982   $268,580      $464,562
                                              ========   ========      ========

    LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................  $ 37,058   $     --      $ 37,058
  Revolving credit facility.................     8,000     45,233 (d)    53,233
  Accrued liabilities.......................     6,053      8,000 (b)    14,053
                                              --------   --------      --------
    Total current liabilities...............    51,111     53,233       104,344
                                              --------   --------      --------
Long-Term Debt:
  9 1/8% Senior Notes.......................    70,000         --        70,000
  11 3/4% Senior Notes......................        --    187,268 (e)   187,268
                                              --------   --------      --------
    Total Long-Term Debt....................    70,000    187,268       257,268
                                              --------   --------      --------
Other Liabilities...........................     8,005     28,079 (b)    36,084

Commitments and Contingencies

Shareholders' Equity:
  Preferred stock...........................        --         --            --
  Common stock..............................    57,292         --        57,292
  Paid-in capital...........................    86,918         --        86,918
  Retained earnings (deficit)...............   (70,993)        --       (70,993)
  Treasury stock............................    (6,351)        --        (6,351)
                                              --------   --------      --------
    Total Shareholders' Equity..............    66,866         --        66,866
                                              --------   --------      --------
    Total Liabilities and Shareholders'
     Equity.................................  $195,982   $268,580      $464,562
                                              ========   ========      ========

      See accompanying notes to unaudited pro forma consolidated financial statements.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      For the Year Ended December 31, 1998

                    (dollars in thousands except per share)

                                            Historical
                                 Historical El Dorado   Pro Forma     Pro Forma
                                  Frontier   Refinery  Adjustments     Frontier
                                 ---------- ---------- -----------    ----------
Revenues:
  Refined products..............  $297,662   $712,910   $     --      $1,010,572
  Other.........................     1,706         --         --           1,706
                                  --------   --------   --------      ----------
                                   299,368    712,910         --       1,012,278
                                  --------   --------   --------      ----------
Costs and Expenses:
  Refining operating costs......   254,733    657,346     24,140 (f)     936,219
  Selling and general expenses..     8,225      6,455         --          14,680
                                                         (19,651)(g)
  Depreciation..................    10,710     19,651      9,900 (g)      20,610
                                  --------   --------   --------      ----------
                                   273,668    683,452     14,389         971,509
                                  --------   --------   --------      ----------
Operating Income................    25,700     29,458    (14,389)         40,769
Interest Expense, net...........     6,732         --     27,700 (i)      34,432
                                  --------   --------   --------      ----------
Income Before Income Taxes......    18,968     29,458    (42,089)          6,337
Provision for Income Taxes......       150         --         -- (j)         150
                                  --------   --------   --------      ----------
Income From Continuing
 Operations.....................  $ 18,818   $ 29,458   $(42,089)     $    6,187
                                  ========   ========   ========      ==========
Average Number of Common
 Shares Outstanding.............    28,124                                28,124
                                  ========                            ==========
Basic Earnings Per Share of
 Common
 Stock from Continuing
 Operations.....................  $    .67                            $      .22
                                  ========                            ==========
Diluted Earnings Per Share of
 Common
 Stock from Continuing
 Operations.....................  $    .65                            $      .22
                                  ========                            ==========


      See accompanying notes to unaudited pro forma consolidated financial statements.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                     For the Six Months Ended June 30, 1999

                    (dollars in thousands except per share)

                                              Historical
                                   Historical El Dorado    Pro Forma     Pro Forma
                                    Frontier   Refinery   Adjustments    Frontier
                                   ---------- ----------  -----------    ---------
Revenues:
  Refined products...............   $144,845  $ 368,116    $     --      $512,961
  Other..........................      1,638         --          --         1,638
                                    --------  ---------    --------      --------
                                     146,483    368,116          --       514,599
                                    --------  ---------    --------      --------
Costs and Expenses:
  Refining operating costs.......    134,136    342,161     (14,578)(f)   461,719
  Selling and general expenses...      4,080      2,723          --         6,803
                                                             (9,932)(g)
  Depreciation...................      5,735      9,932       4,950 (g)    10,685
  Impairment expense.............         --    190,600    (190,600)(h)        --
                                    --------  ---------    --------      --------
                                     143,951    545,416    (210,160)      479,207
                                    --------  ---------    --------      --------
Operating Income (Loss)..........      2,532   (177,300)    210,160        35,392
Interest Expense, net............      3,291         --      13,850 (i)    17,141
                                    --------  ---------    --------      --------
Income (Loss) Before Income
 Taxes...........................       (759)  (177,300)    196,310        18,251
Provision for Income Taxes.......        173         --         740 (j)       913
                                    --------  ---------    --------      --------
Income (Loss) From Continuing
 Operations......................   $   (932) $(177,300)   $195,570      $ 17,338
                                    ========  =========    ========      ========
Average Number of Common
 Shares Outstanding..............     27,439                               27,439
                                    ========                             ========
Basic Earnings (Loss) Per Share
 of Common
 Stock from Continuing
 Operations......................   $   (.03)                            $    .63
                                    ========                             ========
Diluted Earnings (Loss) Per Share
 of Common
 Stock from Continuing
 Operations......................   $   (.03)                            $    .63
                                    ========                             ========

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

(a) To reflect the adjustment to cash as a result of the issuance of the notes and borrowings under the new credit facility, as follows (in thousands):

      Proceeds from issuance of the notes, net of issuance costs..... $180,768
      Proceeds from borrowings under the new credit facility, net of
       credit facility fees..........................................   42,608
                                                                      --------
        Total net proceeds........................................... $223,376
                                                                      ========

(b) To reflect the acquisition of the El Dorado refinery. The El Dorado refinery acquisition will be accounted for as a purchase and the acquired assets and liabilities are included in the June 30, 1999 pro forma balance sheet of Frontier at values based on a preliminary allocation of the purchase price. Frontier will purchase the El Dorado product inventory as of the acquisition date based upon agreed market values. The purchase price allocation is expected to be finalized during 2000 based upon further evaluation of the acquired assets. The preliminary purchase price allocation is as follows (in thousands):

                                                                    June 30,
                                                                      1999
                                                                    --------
      Inventory-crude oil, intermediate product and refined
       product..................................................... $ 45,233
      Inventory-parts and supplies.................................    8,074
      Property, plant and equipment................................  198,005
      Accrued liabilities..........................................   (3,000)
      Accrued turnaround costs.....................................  (14,600)
      Post-retirement employee liabilities.........................  (18,479)
                                                                    --------
                                                                    $215,233
                                                                    ========

(c) The adjustment to other assets consists of $6.5 million of costs related to the issuance of the notes and $2.6 million of costs related to the arrangement of the new credit facility.
(d) To reflect borrowings under the credit facility to purchase the El Dorado refinery inventory at closing.
(e) To reflect the issuance of $190,000,000 principal amount of senior notes in this offering.
(f) To adjust refining operating expenses to reflect inventories on a FIFO basis of accounting used by Frontier.
(g) To record (1) the reversal of historical El Dorado refinery depreciation and (2) pro forma depreciation based on preliminary purchase price allocation to the El Dorado refinery property, plant and equipment.
(h) To reverse the El Dorado refinery second quarter 1999 impairment expense. In the second quarter of 1999, Equilon recorded an impairment charge of approximately $190.6 million, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," to reduce the carrying value of the El Dorado refinery to the estimated sales price of $170 million.
(i) Reflects the adjustment to interest expense relating to the offering of the notes and borrowings under the bank credit facility, as follows (in thousands):

                                                        Year Ended  Six-Months
                                                       December 31, Ended June
                                                           1998      30, 1999
                                                       ------------ ----------
      Interest expense on notes and new credit
       facility*.....................................    $26,025     $13,013
      Amortization of debt issue costs and discount..      1,675         837
                                                         -------     -------
      Adjustment to interest expense.................    $27,700     $13,850
                                                         =======     =======

--------
 * Interest expense on the new credit facility is calculated as if the $45.2 million borrowed to acquire the crude oil, intermediate product and refined product inventory in the acquisition remains outstanding for the periods presented. Frontier believes interest expense for the new credit facility will be lower as average borrowings outstanding are expected to be less than $45.2 million. A $10 million average decrease in borrowings under the facility will decrease interest expense by $820,000 per year.
(j) To reflect the income tax expense effects of pro forma adjustments at an assumed state tax rate of 5%. No U.S. federal income tax expense is reflected in the accompanying pro forma statements of operations as Frontier has $125.2 million of regular net operating loss carryforwards at December 31, 1998 to reduce future federal taxable income.

                       SELECTED HISTORICAL FINANCIAL DATA

   The selected historical financial information presented below for each of the five years in the period ended December 31, 1998 has been derived from our historical audited consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected historical financial data for the six months ended June 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements, which we have prepared on the same basis as the audited financial statements. The information presented below should be read in conjunction with the consolidated financial statements and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information included elsewhere in this prospectus supplement. The historical financial information presented below has been restated for our discontinued oil and gas operations.

                                                                      Six Months
                                                                      Ended June
                               Year Ended December 31,                    30,
                          ----------------------------------------   --------------
                           1994    1995    1996(1)  1997(1)  1998(1)  1998    1999
                          ------  ------  ------   ------   ------   ------  ------
                               (Dollars in Millions, Except Per Share
                                            Information)
Income Statement Data:
 Revenues...............  $313.2  $331.8  $383.4   $376.4   $299.4   $154.0  $146.4
 Refining operating
  costs.................   277.9   317.3   362.5    337.4    254.8    132.5   134.1
 Selling and general
  expenses..............     7.2     7.2     6.3      8.1      8.2      4.2     4.1
 Depreciation...........     7.7     8.4     9.0      9.2     10.7      5.2     5.7
                          ------  ------  ------   ------   ------   ------  ------
 Operating income
  (loss)................    20.4    (1.1)    5.6     21.7     25.7     12.1     2.5
 Interest expense,
  net(2)................    18.6    18.2    17.2     13.9      6.7      3.7     3.3
                          ------  ------  ------   ------   ------   ------  ------
 Income (loss) from
  continuing operations
  before income taxes...     1.8   (19.3)  (11.6)     7.8     19.0      8.4    (0.8)
 Provision for income
  taxes.................     0.1      --      --       --      0.2       --     0.1
                          ------  ------  ------   ------   ------   ------  ------
 Income (loss) from
  continuing
  operations............     1.7   (19.3)  (11.6)     7.8     18.8      8.4    (0.9)
 Income (loss) from
  discontinued
  operations(3).........   (14.3)    0.2     4.8     15.2       --       --      --
                          ------  ------  ------   ------   ------   ------  ------
 Income (loss) before
  extraordinary items...   (12.6)  (19.1)   (6.8)    23.0     18.8      8.4    (0.9)
                          ------  ------  ------   ------   ------   ------  ------
 Extraordinary loss on
  retirement of debt....      --      --      --      3.9      3.0      3.0      --
                          ------  ------  ------   ------   ------   ------  ------
 Net income (loss)......  $(12.6) $(19.1) $ (6.8)  $ 19.1   $ 15.8   $  5.4  $ (0.9)
                          ======  ======  ======   ======   ======   ======  ======
Basic Earnings (Loss)
 Per Average Share of
 Common Stock:
 Continuing operations..  $  .06  $ (.71) $ (.43)  $  .28   $  .67   $  .30  $ (.03)
 Discontinued
  operations............    (.52)    .01     .18      .55       --       --      --
 Extraordinary loss.....      --      --      --     (.14)    (.11)    (.11)     --
                          ------  ------  ------   ------   ------   ------  ------
 Net income (loss)......  $ (.46) $ (.70) $ (.25)  $  .69   $  .56   $  .19  $ (.03)
                          ======  ======  ======   ======   ======   ======  ======
Diluted Earnings (Loss)
 Per Average Share of
 Common Stock:
 Continuing operations..  $  .06  $ (.71) $ (.43)  $  .28   $  .65   $  .29  $ (.03)
 Discontinued
  operations............    (.52)    .01     .18      .55       --       --      --
 Extraordinary loss.....      --      --      --     (.14)    (.10)    (.10)     --
                          ------  ------  ------   ------   ------   ------  ------
 Net income (loss)......  $ (.46) $ (.70) $ (.25)  $  .69   $  .55   $  .19  $ (.03)
                          ======  ======  ======   ======   ======   ======  ======
Other Financial Data:
 EBITDA from continuing
  operations(4).........  $ 28.1  $  7.3  $ 14.6   $ 30.9   $ 36.4    $17.3  $  8.2
 Capital expenditures
  from continuing
  operations............     8.0     5.2     4.8      5.7     16.8      8.3     6.9
 Net cash provided by
  operating activities..    32.1     9.9     8.5     12.5     31.3      6.0    (4.7)
 Net cash provided by
  (used in) investing
  activities............   (23.6)   16.4   (12.0)    81.7    (16.8)    (8.3)   (6.9)
 Net cash provided by
  (used in) financing
  activities............    (6.4)  (26.0)    2.7    (77.7)    (2.6)    (4.3)    1.5
 Ratio of earnings to
  fixed charges(5)           1.1x     NM      NM      1.5x     3.3x     2.9x     NM

Balance Sheet Data(6):
 Cash, including cash
  equivalents...........  $  5.8  $  6.0  $  5.2   $ 21.7   $ 33.6   $ 15.1  $ 23.4
 Total assets...........   277.5   238.4   239.9    177.9    182.0    177.4   196.0
 Total debt, including
  current maturities....   170.8   145.4   148.4     70.6     73.8     70.0    78.0
 Shareholders' equity...    49.4    32.5    25.3     55.9     70.4     61.8    66.9

                                                                      Six Months
                                                                         Ended
                                 Year Ended December 31,               June 30,
                          -----------------------------------------  --------------
                           1994    1995   1996(1)  1997(1)  1998(1)   1998    1999
                          ------  ------  -------  -------  -------  ------  ------
Operating Data:
Raw material input
 (barrels per day)
 Light crude oil........   6,165   8,098   4,322    3,162    2,174    2,265   4,524
 Heavy crude oil........  27,025  27,174  31,677   31,967   32,303   31,862  30,721
 Other feed and blend
  stocks................   4,105   5,072   5,192    6,154    5,909    5,518   5,518
                          ------  ------  ------   ------   ------   ------  ------
 Total..................  37,295  40,344  41,191   41,283   40,386   39,645  40,763
                          ======  ======  ======   ======   ======   ======  ======
Heavy crude oil
 percentage of crude oil
 charges................      81%     77%     88%      91%      94%      93%     87%
Manufactured product
 yields (barrels per
 day)
 Gasoline...............  16,106  17,263  16,825   17,060   15,738   15,307  16,489
 Diesel.................  13,094  13,744  13,712   12,856   13,097   13,233  12,055
 Asphalt and other......   6,575   7,951   9,215   10,200   10,236    9,939  10,901
                          ------  ------  ------   ------   ------   ------  ------
 Total..................  35,775  38,958  39,752   40,116   39,071   38,479  39,445
                          ======  ======  ======   ======   ======   ======  ======
Total product sales
 (barrels per day)
 Gasoline...............  19,437  20,767  20,311   20,499   21,421   21,935  21,977
 Diesel.................  12,628  13,265  12,561   12,110   12,484   12,426  12,418
 Asphalt and other......   6,724   6,781   7,306    7,949    8,797    8,036   7,895
                          ------  ------  ------   ------   ------   ------  ------
 Total..................  38,789  40,813  40,178   40,558   42,702   42,397  42,290
                          ======  ======  ======   ======   ======   ======  ======
Operating margin
 information (dollars
 per sales barrel)
Average sales price.....  $22.06  $22.14  $25.98   $25.27   $19.10   $19.94  $18.92
Material costs..........   16.18   18.11   21.50    19.49    13.01    13.93   14.23
                          ------  ------  ------   ------   ------   ------  ------
Product spread..........    5.88    4.03    4.48     5.78     6.09     6.01    4.69
Operating expenses
 excluding
 depreciation...........    3.45    3.19    3.15     3.30     3.34     3.32    3.30
Depreciation............     .53     .55     .59      .61      .68      .67     .74
                          ------  ------  ------   ------   ------   ------  ------
Operating margin........  $ 1.90  $  .29  $  .74   $ 1.87   $ 2.07   $ 2.02  $  .65
                          ======  ======  ======   ======   ======   ======  ======
Light/heavy crude oil
 spread (dollars per
 barrel)................  $ 3.61  $ 2.94  $ 2.56   $ 3.54   $ 4.15   $ 4.77  $ 2.08

--------
(1) For a discussion of the significant items affecting comparability of financial information for 1996, 1997, and 1998, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.
(2) No attempt has been made to adjust historical interest expense for corporate debt obligations which, although used to fund subsidiary operations, was not allocated among operating subsidiaries and portions of which were redeemed from proceeds of the disposition of our Canadian operations. We redeemed $79.9 million principal amount of indebtedness with such proceeds. The annual interest expense on the debt redeemed was approximately $9.5 million in the years 1994-1996 and $7.7 million in 1997.
(3) Discontinued operations reflected in the above periods represent our oil and gas operating segment, comprising the Canadian and United States oil and gas properties. On June 16, 1997, we completed the Canadian portion of this disposition. We completed the U.S. portion of this disposition during 1995.
(4) EBITDA from continuing operations represents income from continuing operations before interest expense, income tax and depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles and should not be considered an alternative to net income in measuring our performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in our consolidated statements of cash flows. While EBITDA has been disclosed to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA from continuing operations as reported by us may not be comparable in all instances to EBITDA, and other similarly titled measures, as reported by other companies.
(5) Earnings were inadequate to cover fixed charges for the years ended December 31, 1995 and 1996 by $19.3 million and $11.6 million, respectively, and by $800,000 for the six months ended June 30, 1999.
(6) Balance sheet data has not been restated to reflect the disposition of our oil and gas operations.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

General

   We experience stronger demand for our refined products, particularly gasoline and asphalt, during the summer months due to seasonal increases in highway traffic and road construction work. As a result, our operating results for the first and fourth calendar quarters are generally lower than those for the second and third quarters. Demand for diesel is more stable, but reduced road construction and agricultural work during the winter months does have an impact on demand for diesel. Consistent with the seasonality of our business, we invest in working capital during the first half of the year and recover working capital investment in the second half of the year.

Results of Operations

   This "Results of Operations" section reflects only our results in periods prior to the acquisition of the El Dorado refinery and does not include any financial information concerning the El Dorado refinery.

   Six Months Ended June 30, 1998 Compared with the Same Period in 1999. We had a loss for the six months ended June 30, 1999 of $932,000, or $.03 per share, compared to net income from continuing operations of $8.4 million, or $.30 per share, and net income of $5.4 million, or $.19 per share, for the same period in 1998. The results for the six months ended June 30, 1998 included a $3.0 million extraordinary loss on early retirement of debt.

   Operating income decreased $9.6 million in the six months ended June 30, 1999 versus the same period in 1998 due to a decrease in the refined product spread (revenues less material costs) of $10.2 million, an increase in depreciation of $537,000, an increase in other income of $695,000, and decreases in refining operating expenses of $298,000 and selling and general costs of $135,000.

   The refined product spread was $4.69 per barrel for the six months ended June 30, 1999 compared to $6.01 per barrel for the same period in 1998. This decrease was due to lower light product margins and a reduction in the light/heavy spread offset by inventory profits. High nationwide levels of gasoline and diesel inventories in the six months ended June 30, 1999 kept margins for gasoline and diesel at their lowest levels since 1995. Accordingly, Frontier's market place was impacted with decreases in average gasoline and diesel margins of 29% and 27%, respectively, for the first six months of 1998. During the second quarter of 1999, product margins began their seasonal improvement, but remained below expectations due to high nationwide and local inventory levels.

   The light/heavy spread was $2.08 per barrel for the six months ended June 30, 1999, the lowest ever experienced by Frontier. In comparison, the light/heavy spread for the same period in 1998 was $4.77 per barrel. The tightening spread has been caused by low crude oil prices during 1998 and the resulting reduced supply of heavy crude oil as certain heavy crude oil has been uneconomic to produce. With the recent increase in crude oil prices, more heavy crude oil has become available for purchase, and the light/heavy spread had slowly begun to widen in the second quarter of 1999, but has recently tightened. The light/heavy spread during the second quarter of 1999 was $2.21 per barrel compared to $1.94 per barrel in the first quarter. In October 1999, the light/heavy spread is estimated to be $1.81 per barrel. Because of the higher cost of heavy crude oil, fewer heavy barrels have been contracted for at a fixed price above postings than in prior years and the length of the 1999 contracts has shortened to average approximately three to six months. Consequently, any sustained improvement in crude oil prices may enable us to purchase a higher percentage of heavy crude oil and benefit from an improvement in the light/heavy spread.

   The price of crude oil reached its low point in December 1998 when crude closed at below $10.75 per barrel on the New York Mercantile Exchange and stayed at or below $13.00 per barrel during January and February 1999. Commencing in March 1999, with the announcement of OPEC production cuts, the price of crude oil increased and ended June at $19.29 per barrel. In the six months ended June 30, 1999, we realized a benefit to the refined product spread for inventory profits of approximately $6.6 million because of increasing crude prices. In the six months ended June 30, 1998, we realized a reduction to the refined product spread of approximately $5.0 million because of declines in crude oil prices. Inventories are recorded at the lower of cost (on a FIFO basis) or market price.

   Refined product revenues decreased $8.2 million or 5% for the six months ended June 30, 1999 from the same period in 1998. The decrease in refined product revenues resulted from a $1.21 per barrel decrease in average gasoline sales prices and a $1.51 per barrel decrease in average diesel sales prices. Yields of gasoline increased 8% while yields of diesel decreased 9% in the six months ended June 30, 1999 compared to the same period in 1998.

   Other income increased $695,000 to $1.6 million in the six months ended June 30, 1999 compared to the same period in 1998 due to a $516,000 legal settlement received in 1999.

   Refining operating costs increased $1.7 million or 1% for the six months ended June 30, 1999 from the same period in 1998 due to an increase in material costs offset by a decrease in refining operating expenses. Material costs per barrel increased 2% or $.30 per barrel in 1999 primarily due to higher oil prices, the use of a lower percentage of less expensive heavy crude oil and a lower light/heavy spread. Expressed as a percentage of the total crude oil charge, the heavy crude oil utilization rate at the Cheyenne refinery decreased to 87% in the six months ended June 30, 1999 from 93% in the same period in 1998. The light/heavy spread decreased 56% to average $2.08 per barrel in the six months ended June 30, 1999. Refining operating expense per barrel decreased $.02 per barrel to $3.30 per barrel in 1999 due to lower chemical usage and lower maintenance costs.

   Selling and general expenses decreased $135,000 or 3% for the six months ended June 30, 1999 as a result of lower salaries and benefits.

   Depreciation increased $537,000 or 10% in the six months ended June 30, 1999 as compared to the same period in 1998, which was attributable to increases in capital investment. The 1998 depreciation provision also included a write-off of certain equipment replaced in connection with turnaround work.

   The interest expense decrease of $447,000 or 12% for the six months ended June 30, 1999 was attributable to refinancing higher coupon debt and lower overall debt levels. Average debt decreased from $85.3 million for the six months ended June 30, 1998 to $77.6 million for the six months ended June 30, 1999.

   Income tax expense for the six months ended June 30, 1999 is for state income taxes.

   Year Ended December 31, 1997 Compared with the Same Period in 1998. We had net income for the year ended December 31, 1998 of $15.8 million, or $.55 per diluted share, compared to net income of $19.1 million, or $.69 per diluted share for 1997. The 1998 results include a $3.0 million extraordinary loss on early retirement of debt. The 1997 results included a $23.3 million gain on the sale of our Canadian oil and gas operations which closed on June 16, 1997, a $9.9 million reduction to income in recognition of the cumulative translation adjustment, a $3.9 million extraordinary loss on retirement of debt and $1.7 million of income from the discontinued Canadian oil and gas operations. Income from continuing operations for the year ended December 31, 1998 was $18.8 million compared to $7.8 million for 1997. The sale of the Canadian oil and gas operations closed on June 16, 1997, thus the 1997 operating results for our oil and gas exploration and production segment have been presented as discontinued operations in the accompanying financial statements.

   Operating income increased $4.0 million in 1998 as compared to 1997 due to an increase in the refined product spread (revenues less material costs) of $9.5 million offset by a decrease in other income of $621,000 and increases in refining operating expenses of $3.1 million, selling and general expenses of $175,000 and depreciation of $1.5 million.

   Refined product revenues and refining operating costs are impacted by changes in the price of crude oil. The price of crude oil was significantly lower in 1998 than in 1997. The refined product spread was $6.09 per barrel in 1998 compared to $5.78 per barrel in 1997. The 1998 refined product spread increased due to an improved light/heavy crude oil spread and better by-product margins from lower crude oil prices. Light product margins were approximately 14% lower in 1998 than in 1997 which reduced the refined product spread. Both periods' refined product spreads were negatively impacted by declines in crude oil prices totaling approximately $5.0 million in the first quarter and $1.1 million in the fourth quarter of 1998 and approximately $4.0 million in the first quarter of 1997. Inventories are recorded at the lower of cost (on a FIFO basis) or market price. Refined product revenues decreased $76.4 million or 20% from 1997 to 1998. The decrease in refined product revenues resulted from a $7.31 per barrel decrease in average gasoline sales prices and a $7.32 per barrel decrease in average diesel sales prices. Refined product sales volumes increased 5% in 1998 over 1997 levels. Yields of gasoline decreased by 8% while yields of diesel increased 2% in 1998 compared to 1997. The decrease in gasoline yields was due to the major turnaround on the fluid catalytic cracking unit and alkylation and related units, which commenced April 19, 1998 and was completed May 15, 1998.

   Other income, which consists primarily of processing fees, decreased $621,000 to $1.7 million in 1998 as compared to 1997. Other income for 1997 included a gain on foreign currency swaps of $522,000 related to the Canadian sale proceeds while other income for 1998 included sulfur credit sales of $360,000.

   Refining operating costs decreased $82.8 million or 25% in the year ended December 31, 1998 from 1997 levels due to a decrease in material costs offset by an increase in operating expenses. Material costs per barrel decreased 33% or $6.48 per barrel in 1998 due to lower oil prices, increased percentage use of heavy crude oil, an increase in the light/heavy spread and a 2% decrease in refinery charge rates. During 1998, the Cheyenne refinery's heavy crude oil utilization rate expressed as a percentage of total crude oil increased to 94% from 91% in 1997. The light/heavy spread increased 17% from 1997 to average $4.15 per barrel in 1998. In 1998, we contracted for an average of 29,000 barrels per day of Wyoming and Canadian heavy crude at a light/heavy spread ranging from $4.80 to $5.25 per barrel. Refinery operating expenses increased $3.1 million in 1998 as compared to 1997, and refining operating expense per barrel increased $.04 per barrel from 1997 to $3.34 per barrel in 1998. The increase in refining operating expenses during 1998 was due to higher natural gas usage during the turnaround, increased chemical usage due to unit operating problems which were corrected during the turnaround and increased transportation costs for asphalt and other product sales.

   Selling and general expenses increased $175,000 or 2% for the year ended December 31, 1998 reflecting increases in salaries and benefits.

   Depreciation increased $1.5 million or 17% for the year ended December 31, 1998 as compared to 1997, which was attributable to increases in capital investment and the write-off of certain equipment replaced in connection with the turnaround work.

   The interest expense decrease of $7.2 million or 52% in 1998 was attributable to utilizing Canadian sale proceeds to retire debt during the third and fourth quarters of 1997. Average debt decreased from $138 million in 1997 to $79 million in 1998.

   During 1998, the price of light crude oil declined by approximately $6.00 per barrel to $12.05 per barrel at December 31, 1998. The price of heavy crude oil likewise declined. The low price of crude oil caused the production of some heavy crude oil in both Wyoming and Canada to become uneconomical. The reduced supply of heavy crude oil and the high demand for heavy crude oil due to attractive asphalt margins were major factors contributing to the decline in the light/heavy spread during the period. During the third and fourth quarters of 1998, we experienced a shortfall in contracted heavy crude oil deliveries from Wyoming of approximately 5,100 barrels per day which required us to buy additional heavy Canadian crude oil at spot prices. The price of heavy crude oil purchased at spot prices was substantially higher than contracted Wyoming and Canadian crude oil resulting in the decline of the light/heavy spread from $4.81 per barrel in the second quarter of 1998 to $3.66 per barrel in the third quarter of 1998, and to $3.40 per barrel in the fourth quarter of 1998.

   Year Ended December 31, 1996 Compared with the Same Period in 1997. We had net income for the year ended December 31, 1997 of $19.1 million or $0.69 per share, compared to a loss of $6.9 million or ($0.25) per share for 1996. The 1997 results include a $23.3 million gain resulting from the disposition of our Canadian operations which closed on June 16, 1997, a $9.9 million reduction to income in recognition of the cumulative translation adjustment and a $3.9 million extraordinary loss on early retirement of debt.

   Operating income increased by $16.1 million in the year ended December 31, 1997 as compared to 1996 due to an increase in the refined product spread (revenues less materials cost) of $19.5 million and an increase in other income of $1.1 million, offset by an increase in refining operating expenses of $2.6 million and selling and general costs of $1.8 million.

   Refined product revenues and refining operating costs are impacted by changes in the price of crude oil. The price of crude oil was lower in 1997 than in 1996. The refined product spread for 1997 was $5.78 per barrel compared to $4.48 per barrel for 1996. The refined product spread increased due to better light product margins, primarily gasoline, and an improved light/heavy spread despite the first quarter 1997 inventory losses of approximately $4.0 million from a decline in crude oil prices of more than $6.00 per barrel. Inventories are recorded at the lower of cost (on a FIFO basis) or market price. Refined product revenues decreased $8.0 million, or 2%, in 1997 as compared to 1996. The decrease in refined product revenues resulted primarily from a $1.67 per barrel decrease in average diesel sales prices offset by a $0.05 per barrel increase in average gasoline sales prices. Refined product sales volumes were nearly the same for the 1997 and 1996 periods.

   Other income, which consists primarily of processing fees, increased $1.1 million to $2.3 million for the year ended December 31, 1997 as compared to 1996, mostly due to gains on foreign currency swaps of $522,000 related to the Canadian sales proceeds and higher processing fees.

   Refining operating costs decreased $25.0 million, or 7%, in the year ended December 31, 1997 from 1996 due to a $27.6 million decrease in material costs offset by an increase in refining operating expenses of $2.6 million. Material costs per barrel decreased 9%, or $2.01 per barrel, in 1997 due to lower oil prices, lower crude oil charges, increased use of heavy crude oil and an increase in the light/heavy spread. The crude oil charge rate (or the volume of crude oil processed by the crude unit) declined by 870 barrels per day in 1997 due to turnaround work conducted on the crude unit in the fourth quarter of 1997. During 1997, we increased our use of heavy crude oil by 1% and the heavy crude oil utilization rate expressed as a percentage of total crude oil increased to 91% in 1997 from 88% in 1996. In addition the light/heavy spread increased 38%, to average $3.54 per barrel for the year ended December 31, 1997, because we contracted for approximately 30,000 barrels per day of Wyoming and Canadian heavy crude oil for much of 1997 at a light/heavy spread substantially better than obtained for the same period in 1996. Refining operating expenses per barrel increased by $0.15, to $3.30 per barrel in 1997 due to higher maintenance and turnaround costs and lease equipment costs offset by decreased natural gas and utility costs compared to operating expenses for the prior year. The 1996 operating expenses were made lower by a $1.3 million settlement of repair costs related to a 1995 pipeline gas explosion.

   Selling and general expenses increased $1.8 million, or 28%, for the year ended December 31, 1997 reflecting increases in salaries and benefits. Included in 1996 is $0.2 million of salary and salary-related expenses of certain employees who were not retained after March 31, 1996, in connection with the disposition of our U.S. exploration and production operations in late 1995 and a corporate reorganization to reduce the number of corporate employees and to transfer some job functions to other locations in early 1996.

   Depreciation increased $152,000 or 2% for the year ended December 31, 1997 as compared to 1996. Such increase was attributable to ongoing capital investment in the Cheyenne refinery.

   Net interest expense decreased by $3.3 million, or 19% in the year ended December 31, 1997 as compared to 1996. Such decrease was attributable to interest income of $2.0 million earned primarily on the sale proceeds of the disposition of our Canadian operations and reduced interest expense of $1.3 million due to early retirement of debt. On October 1, 1997, we retired $7.5 million of our 10 3/4% subordinated debentures, and at the end of 1997, $72.4 million principal amount of our 12% senior notes was retired. Average debt decreased from $154 million for the year ended December 31, 1996 to $138 million in 1997.

   Income from discontinued oil and gas operations includes our Canadian oil and gas operations through May 5, 1997. Income from discontinued operations was $1.7 million for the year ended December 31, 1997 as compared to $4.8 million for 1996.

Liquidity and Capital Resources

   Net cash used in operating activities was $4.7 million for the six months ended June 30, 1999, while $6.0 million of cash was provided by operating activities for the six months ended June 30, 1998. Working capital changes required $9.7 million and $6.9 million of cash flows for the first six months of 1999 and 1998, respectively. During the six months ended June 30, 1999, increases in receivables, inventory and payables occurred due to rising crude oil prices. Consistent with the seasonality of our business, we invest in working capital during the first half of the year and recover working capital investment in the second half of the year.

   At June 30, 1999, we had $23.4 million of cash and $26.9 million of working capital.

   On or prior to the date of the closing of the acquisition of the El Dorado refinery, Frontier Oil and Refining Company, our indirect, wholly-owned subsidiary, will enter into a $175 million senior secured revolving credit facility led by Union Bank of California, N.A. and Paribas. The old credit facility will be retired when this new credit facility is entered into. The amount of available borrowings under the credit facility will be determined by a bi-weekly borrowing base calculation, subject to the $175 million maximum capacity. When we enter into the credit facility the borrowing base will be approximately $75 million, which amount we expect will increase as our receivables increase after the closing of the acquisition. We estimate that the total availability under the credit facility at the closing of the acquisition will be approximately $15 million. Cash advances under the credit facility will be limited to $100 million, and borrowings under the credit facility must be reduced to zero for at least five consecutive business days each calendar year. In addition, we will be required to maintain $25 million in cash through March 31, 2001. However, if EBITDA for the six months ended June 30, 2000 is at least $40 million, the requirement will be reduced to $12.5 million, and if EBITDA for the nine months ended September 30, 2000 is at least $50 million, the requirement will be eliminated. At closing, we intend to borrow under the credit facility to purchase the crude oil, intermediate product and refined product inventory of the El Dorado refinery, which would have been $45.2 million if the closing had occurred on June 30, 1999.

   Capital expenditures in the first six months of 1999 of $6.9 million decreased $1.4 million from the first six months of 1998. Capital expenditures of approximately $9.0 million are planned for the full year 1999.

   Net cash provided by operating activities was $31.3 million and $12.5 million for 1998 and 1997, respectively. Working capital changes provided $1.7 million of cash flows in 1998 while requiring $9.9 million of cash flows for 1997. During 1998, significant declines occurred in receivables, inventory and payables due to declining crude oil prices. We were able to increase cash flows from working capital changes by reducing inventory quantities of unfinished products and improving the timing of receivable collections. The major use of cash for working capital changes was the reduction in accrued liabilities for the 1998 turnaround work.

   Additions to property and equipment during 1998 were $16.8 million, an increase of $7.8 million from 1997 attributable to an increase of $11.1 million in Cheyenne refinery capital expenditures in 1998 offset by the 1997 discontinued Canadian oil and gas operations capital expenditures of $3.3 million. It is anticipated that cash generated from operating activities will be sufficient to meet our 1999 investment requirements.

   On February 9, 1998, we issued $70 million of 9 1/8% senior notes due 2006 and received net proceeds of approximately $67.9 million. On March 12, 1998, we redeemed the remaining $24.8 million of our 12% senior notes and $46.0 million of our 7 3/4% convertible subordinated debentures, resulting in the payment of $71.4 million, including redemption premiums and the issuance of 83,535 shares of our common stock.

   On September 1, 1998, we announced that the Board of Directors had approved a stock repurchase program of up to three million shares of common stock. In 1998, 469,700 shares of common stock were purchased for $2.3 million. Through June 1999, an additional 602,700 shares of common stock have been purchased for $3.2 million.

Market Risks

   Impact of Changing Prices. Our revenues and cash flows, as well as estimates of future cash flows are very sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in large changes in the operating margin from refining operations. Energy prices also determine the carrying value of our refineries' inventory.

   Hedging Activities. At times we engage in futures transactions in our refining operations for the purpose of hedging our refining position. We accomplish this by purchasing forward crude oil supply contracts, but we generally have not hedged refined product prices. However, we may in the future hedge refined product prices in some of the new markets served by the El Dorado refinery. To date, the use of futures transactions has been limited to protect against price declines for excess inventory volumes. No futures transactions were entered into during 1998 to hedge excess inventories. In addition, we, at times, engage in futures transactions for the purchase of natural gas at fixed prices. The Cheyenne refinery consumes natural gas for energy purposes. Gains and losses on futures contracts designated as hedges are recognized in refinery operating costs when the associated hedge transaction is consummated. Futures contracts and options may also, in the future, be used to fix margins in our refining and marketing operations.

   Interest Rate Risk. Borrowings under our old credit facility were generally repaid monthly and bore a current market rate of interest. The average effective interest rate was 8% during 1998. Borrowings under our new $175 million credit facility bear a current market rate of interest, which is currently 9%. Our $70.0 million of 9 1/8% senior notes due 2006 have a fixed interest rate, and we have no current plans to redeem these notes. Accordingly, our long-term debt is not exposed to cash flow or fair value risk from interest rate changes.

Environmental

   Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to our operations. As a result, we fall under the jurisdiction of numerous state and federal agencies for administration and are exposed to the possibility of judicial or administrative actions for remediation and penalties brought by those agencies. Among these requirements are regulations recently promulgated by the EPA under the authority of Title III of the Clean Air Act Amendments. We expended approximately $600,000 by the regulatory compliance deadline of August 1, 1998 to improve the Cheyenne refinery's control of emissions of hazardous air pollutants. Subsequent rulemaking authorized by this or other titles of the Clean Air Act Amendments or similar laws may necessitate additional expenditures in future years. Because other refineries will be required to make similar expenditures, we do not expect such expenditures to materially adversely impact our competitive position. We are party to one consent decree requiring the investigation and, in certain instances, mitigation of environmental impacts resulting from past operational activities. We have been and will be responsible for costs related to compliance with or remediations resulting from environmental regulations. We cannot estimate the cost of future environmental remediation projects. The effects on our future consolidated financial position, results of operations or capital expenditures are unknown. See "Business--Government Regulation-- Environmental Matters."

   In accordance with the provisions of the purchase and sale agreement, Equilon will be responsible for the first $2 million for any required upgrades to the wastewater treatment system pursuant to the National Pollutant Discharge Elimination System permit issued to the El Dorado refinery. If required system upgrade costs exceed this amount, Equilon and Frontier will share up to another $3 million in upgrade costs on a sliding scale percentage basis. We have obtained a ten-year insurance policy with $25 million coverage for environmental liabilities, with a $500,000 deductible. This insurance will reimburse us for losses related to some known and unknown preexisting conditions. Equilon and Frontier will share equally the initial premium costs of this policy. Subject to the terms of the purchase and sale agreement, Equilon will be responsible for up to $5 million in costs, in addition to Equilon's obligation for the wastewater treatment system upgrade, relating to safety, health and environmental conditions after closing arising from Equilon's operation of the El Dorado refinery that are not covered under the ten-year insurance policy.

Year 2000 Issues

   Many of the computer systems used by us today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems will recognize the year 2000 as "00" or "1900". This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken. We utilize software and related information technology essential to our operations that may be affected by the year 2000 issue. We also rely on non-information technology systems in our daily operations, such as fax machines, radios, voice mail systems, alarms, monitors and other miscellaneous systems. Additionally we are dependent upon third party relationships with both suppliers and customers.

   We initiated a company wide task force to assess and resolve the business risks associated with year 2000 issues. The process implemented by the task force included identification of possibly affected systems, assessment of probability of and implications of noncompliance, alternative modifications to or replacements of existing systems or technology and cost and timetables for completion. The analysis is being substantially completed by internal resources with third party vendor verification when available.

   We have completed a review of our information technology, accounting and operational, systems for year 2000 compliance. The review of our primary financial computer systems, including the accounting system, indicated that only minor modifications were required to make them year 2000 compliant. The process control system has been documented as year 2000 compliant by the vendor literature, but further testing is being pursued to verify this. We believe we will be able to implement the necessary corrections to all of our critical information technology and non-information technology systems by fall 1999 with one exception. The weigh scale software at the Cheyenne refinery will be upgraded in October 1999 to avoid disrupting high volume seasonal operations. Systems identified as non-critical noncompliant will be addressed at later dates.

   We do significant business with and are dependent upon various third party entities. These relationships include customers, critical suppliers of products and utilities, financial institutions, transportation companies and others. We are also reviewing the possible impact of year 2000 noncompliance by our outside providers. Communications with critical third parties regarding their plans and progress addressing the year 2000 has been initiated and continues. We are dependent upon the reliability and completeness of the third parties' representations in assessing their year 2000 readiness.

   The estimated costs of the software and hardware modifications and some consultant support identified to date will be between $65,000 and $150,000 to implement and will be financed from operating cash flows. Expenditures incurred through June 30, 1999 totaled approximately $62,000. We do not separately track the internal costs for the year 2000 project, and such costs are principally the related payroll costs for our information systems group.

   Our refinery operations are very dependent upon outside providers and in certain areas an alternative is not available to us. Failure to correct a material year 2000 issue could result in an interruption in, or a failure of, certain normal business activities or operations. Although we are taking steps to reduce the likelihood of interruption or failure of normal operations, we cannot guarantee that other companies' systems, on which our systems rely, will be year 2000 compliant in a timely manner. To date, we are not aware of any significant year 2000 problems with these outside providers that would have a material adverse effect on our business or results of operations, liquidity and financial operations.

   We are in the process of developing contingency plans to address issues associated with the reasonably likely worst case scenarios. We expect to have such contingency plans formulated by mid-November 1999.

                                    BUSINESS

Overview

   We are an independent energy company engaged in crude oil refining and the wholesale marketing of refined petroleum products. We operate refineries in Cheyenne, Wyoming and in El Dorado, Kansas with a total crude oil capacity of over 150,000 barrels per day. Both of our refineries are complex refineries, which means that they can process heavier, less expensive types of crude oil and still produce a high percentage of gasoline, diesel fuel and other high margin refined products. We focus our marketing efforts in the Rocky Mountain region and the Plains States, which we believe are among the most attractive refined products markets in the United States. For the 12 months ended June 30, 1999, on a pro forma basis we achieved combined revenues of $1.0 billion, earnings before interest, income taxes, depreciation and amortization of $72.0 million and income from continuing operations of $16.1 million.

   Cheyenne Refinery. Our Cheyenne refinery has a permitted crude capacity of 41,000 barrels per day. For the six months ended June 30, 1998 compared to the six months ended June 30, 1999, its total refinery charge (including crude oil and other feedstocks), improved from 39,645 barrels per day to 40,763 barrels per day. We market its refined products primarily in the eastern slope of the Rocky Mountain region, which encompasses eastern Colorado (including the Denver metropolitan area) and eastern Wyoming. The Cheyenne refinery has a coking unit, which allows the refinery to process up to 100% heavy crude oil for use as a feedstock. This ability to process heavy crude oil lowers our crude oil supply costs because heavy crude oil is generally less expensive than other types of crude oil. For the six months ended June 30, 1999, heavy crude oil constituted approximately 87% of the Cheyenne refinery's total crude oil charge. For the six months ended June 30, 1999, the Cheyenne refinery's product mix included gasoline (42%), diesel fuel (30%) and asphalt and other refined petroleum products (28%).

   El Dorado Refinery. The El Dorado refinery is one of the largest refineries in the Plains States and the Rocky Mountain region, with a permitted crude capacity of 110,000 barrels per day. For the six months ended June 30, 1998 compared to the six months ended June 30, 1999, its total refinery charge (including crude oil and other feedstocks) improved from 103,039 barrels per day to 109,324 barrels per day. The El Dorado refinery can select from many different types of crude oil because of its direct access to the Cushing, Oklahoma hub. This access, combined with the El Dorado refinery's complexity, gives it the flexibility to refine a wide variety of crude oils. We have entered into a 15-year refined product offtake agreement for gasoline and diesel production at this refinery with Equiva. The refined product offtake agreement will allow us to maximize the operating efficiency of the El Dorado refinery during the initial years of our ownership. As our commitments to Equilon under the refined product offtake agreement decline over the next ten years, we will market an increasing portion of the El Dorado refinery's gasoline and diesel in the same markets in which Equilon currently sells the El Dorado refinery's production, primarily the Denver and Kansas City metropolitan areas. We have also entered into a one-year foreign crude supply agreement with Equiva. For the six months ended June 30, 1999, the El Dorado refinery's product mix included gasoline (55%), diesel and jet fuel (34%) and asphalt, chemicals and other refined petroleum products (11%).

Refining Operations

   Varieties of Crude Oil. Traditionally, crude oil has been classified as (1) sweet (if sulfur content is low) or sour (if sulfur content is high) and (2) light (if gravity is high) or heavy (if gravity is low). For the most part, heavy crude oil tends to be sour and light crude oil tends to be sweet. When refined, light crude oil produces a higher yield of higher margin refined products such as gasoline and diesel, and as a result, is more expensive than heavy crude oil. In contrast, heavy crude oil produces more low margin by-products and heavy residual oils. The discount at which heavy crude oil sells compared to the sales price of light crude oil is known in the industry as the light/heavy spread. Coking units, such as the ones used by our refineries, can process certain by-products and heavy residual oils to produce additional volumes of gasoline and diesel, thus increasing the aggregate yield of higher margin refined products from the same initial volume of crude oil.

   Products. The Cheyenne and El Dorado refineries are both complex refineries. Refineries are frequently classified according to their complexity, which refers to the number, type and capacity of processing units at the refinery. Each of our refineries also possesses a coking unit which provides substantial upgrading capacity. Upgrading capacity refers to the ability of a refinery to produce high yields of high margin refined products such as gasoline as diesel despite processing significant volumes of heavy crude oil. In contrast, in order to produce high yields of gasoline and diesel, low complexity refineries must process primarily sweet crude oil. Some low complexity refineries may be capable of processing heavy crude oil, but they will produce large volumes of by-products and heavy residual oils. The Cheyenne and El Dorado refineries have high upgrading capacity fuels relative to other refineries in the Plains States and Rocky Mountain region. Because gasoline, diesel and jet fuel sales generally achieve higher margins than are available on other refined products, we expect that these products will continue to make up the bulk of our production.

   Cheyenne Refinery. The following is a description of the products produced by the Cheyenne refinery:

     Gasoline. Gasoline accounted for 42% of the total production volumes for the six months ended June 30, 1999. Our gasoline sales are always stronger in the summer months due to heavier automobile traffic during this season.

     Diesel. Diesel accounted for 30% of the total production volumes for the six months ended June 30, 1999. All of our diesel product from this refinery meets the low sulfur requirements imposed by the Clean Air Act Amendments of 1990.

     Asphalt and Other Refined Products. Asphalt and other refined products, such as petroleum coke, accounted for 28% of the total production volumes for the six months ended June 30, 1999. We believe that we have benefitted from the population growth and accompanying construction in the Denver metropolitan area as a substantial portion of our asphalt sales go to Colorado. In addition, an asphalt terminal in Grand Island, Nebraska in which we have a joint-venture interest has recently opened, which should increase our asphalt sales. We sell other refined products, including petroleum coke, which is primarily burned as a fuel component in industrial power plants.

     The following table sets forth the Cheyenne refinery's charges and yield achieved since 1996:

                                                                         Six
                                               Year Ended December      Months
                                                       31,              Ended
                                               ----------------------  June 30,
                                                1996    1997    1998     1999
                                               ------  ------  ------  --------
Raw material input (barrels per day)
  Light crude oil............................   4,322   3,162   2,174    4,524
  Heavy crude oil............................  31,677  31,967  32,303   30,721
  Other feed and blend stocks................   5,192   6,154   5,909    5,518
                                               ------  ------  ------   ------
    Total....................................  41,191  41,283  40,386   40,763
                                               ======  ======  ======   ======
Heavy crude oil percentage of crude oil
 charges.....................................      88%     91%     94%      87%
Manufactured product yields (barrels per day)
  Gasoline...................................  16,825  17,060  15,738   16,489
  Diesel.....................................  13,712  12,856  13,097   12,055
  Asphalt and other..........................   9,215  10,200  10,236   10,901
                                               ------  ------  ------   ------
    Total....................................  39,752  40,116  39,071   39,445
                                               ======  ======  ======   ======

   El Dorado Refinery. The following is a description of the products produced by the El Dorado refinery:

     Gasoline. Gasoline accounted for 55% of the total production volumes for the six months ended June 30, 1999. We anticipate continuing to sell the El Dorado refinery's gasoline into these markets as we market more of our gasoline as our commitment to supply Equiva decreases under the product offtake agreement.

     Diesel and Jet Fuel. Diesel and jet fuel accounted for 34% of the total production volumes for the six months ended June 30, 1999. Nearly all of our diesel product from this refinery meets the low sulfur requirements imposed by the Clean Air Act Amendments of 1990. During the six months ended June 30, 1999, Equilon sold most of the El Dorado refinery's jet fuel production at the Denver airport, one of the nation's largest air transportation hubs. We anticipate that most of the El Dorado refinery's jet fuel production will continue to be sold at this location.

     Asphalt, Chemicals and Other Refined Products. Asphalt, chemicals and other refined products accounted for 11% of the total production volumes for the six months ended June 30, 1999. The El Dorado refinery will be able to supply the new asphalt terminal in Grand Island, Nebraska. The El Dorado refinery sells petroleum coke and uses approximately 20% of its coke production as fuel for its on-site cogeneration power facility. The chemicals produced include primarily phenol and acetone.

     The following table sets forth the El Dorado refinery's charges and yield achieved since 1996:

                                                                         Six
                                                                        Months
                                               Year Ended December 31,  Ended
                                               ----------------------- June 30,
                                                1996    1997    1998     1999
                                               ------- ------- ------- --------
Raw material input (barrels per day)
  Light crude oil.............................  48,306  42,132  26,132  31,784
  Heavy crude oil.............................  44,931  51,583  70,441  68,514
  Other feed and blend stocks.................  12,197  10,795  12,334   9,026
                                               ------- ------- ------- -------
    Total..................................... 105,434 104,510 108,907 109,324
                                               ======= ======= ======= =======
Manufactured product yields (barrels per day)
  Gasoline....................................  57,388  54,641  58,666  59,342
  Diesel and jet fuel.........................  34,699  36,047  36,655  37,121
  Chemicals...................................   1,637   1,868   1,970   1,961
  Asphalt and other...........................   9,686  10,291   9,293   9,510
                                               ------- ------- ------- -------
    Total..................................... 103,410 102,847 106,584 107,934
                                               ======= ======= ======= =======

   Marketing and Distribution.

   Cheyenne Refinery. The primary market for the Cheyenne refinery's refined products is the eastern slope area of the Rocky Mountain region, which includes Colorado and Wyoming. For the six months ended June 30, 1999, we sold approximately 75% of the Cheyenne refinery's gasoline sales volumes in Colorado and 9% in Wyoming. The Colorado market has experienced above-average growth in demand for gasoline over the past five years. For the six months ended June 30, 1999, we sold approximately 23% of the Cheyenne refinery's diesel sales volumes in Colorado and 61% in Wyoming. Because of the location of the Cheyenne refinery, we are able to sell a significant portion of its diesel product from a truck rack at the refinery, eliminating any transportation costs. The gasoline and diesel produced by this refinery is primarily shipped via pipeline to terminals for distribution by truck or rail. Pipeline shipments from the Cheyenne refinery are handled mainly by the Kaneb pipeline, serving Denver and Colorado Springs, Colorado, and the Continental pipeline, serving Sidney and North Platte, Nebraska.

   We sell refined products from our Cheyenne refinery to a broad base of independent retailers, jobbers and major oil companies. Refined product prices are determined by local market conditions at distribution centers known as "terminal racks." The customer at a terminal rack typically supplies his own truck transportation. Prices at the terminal rack are posted daily by sellers. In the six months ended June 30, 1999, approximately 71% of the Cheyenne refinery's sales were made to its 25 largest customers. Occasionally, marketing volumes exceed the refinery's production capabilities. In those instances, we purchase product in the spot market as needed.

   El Dorado Refinery. The primary markets for the El Dorado refinery's refined products are Colorado and the Plains States, which include the Kansas City metropolitan area. The gasoline, diesel and jet fuel produced by the El Dorado refinery are primarily shipped via pipeline to terminals for distribution by truck or rail. Pipeline shipments from the El Dorado refinery are handled mainly by the Kaneb pipeline, the Chase pipeline, serving Denver, the Williams pipeline, serving Kansas City, Carthage, Missouri and Des Moines, Iowa and the KCPL pipeline, serving Kansas City.

   We have entered into a 15-year refined product offtake agreement with Equiva. For the six months ended June 30, 1999, Equiva was the El Dorado refinery's largest customer. Under the agreement, Equiva will purchase gasoline, diesel and jet fuel produced by the El Dorado refinery at market-based prices. Initially, Equiva will purchase substantially all of the El Dorado refinery's production of these products pursuant to monthly quantity estimates we make. Beginning in 2000, we will retain and market a portion of the refinery's gasoline and diesel production. This portion will increase 5,000 barrels per day each year for ten years, beginning at 5,000 barrels per day in 2000, rising to 50,000 barrels per day in 2009 and remaining at that level through the term of the agreement. Equiva will continue to purchase all jet fuel production for the first five years of the agreement, but thereafter, we can market all of the El Dorado refinery's jet fuel production. The agreement will allow us to focus on maximizing the operating efficiency of our El Dorado refinery during the initial years of our ownership. As our sales to Equiva under this agreement decrease, we intend to sell the gasoline and diesel produced by the El Dorado refinery in the same markets as Equilon currently does, as described above.

                        MAJOR REFINED PRODUCT PIPELINES



                               [MAP APPEARS HERE]

   Competition.

   Cheyenne Refinery. The most competitive market for the Cheyenne refinery is the Denver metropolitan area. Other than the Cheyenne refinery, four principal refineries serve the Denver market: Sinclair Oil Company, which has a 54,000 barrels per day refinery near Rawlins, Wyoming and a 22,000 barrels per day refinery in Casper, Wyoming; Ultramar Diamond Shamrock Corporation (UDS), which has a 28,000 barrels per day refinery in Denver; and Conoco Inc., which has a 57,500 barrels per day refinery in Denver. Denver is also supplied by five product pipelines, including three from outside the region that enable refined products from other regions to be sold in the Denver market. However, refined products shipped from other regions bear the burden of higher transportation costs.

   The UDS and Conoco refineries located in Denver have lower product transportation costs in servicing the Denver market than we do. However, the Cheyenne refinery has lower crude oil transportation costs because of its proximity to the Guernsey, Wyoming hub, the major crude oil pipeline hub in the Rocky Mountain region, and our ownership interest in the Centennial pipeline, which runs from Guernsey to the Cheyenne refinery. Moreover, unlike Sinclair, UDS and Conoco, we only sell our products to the wholesale market. We believe that this commitment to the wholesale market gives us a customer relations advantage over our principal competitors in the Eastern Slope area, all of which also have retail outlets, because we are not in direct competition with independent retailers of gasoline and diesel.

   El Dorado Refinery. The principal competitors for the El Dorado refinery are gulf coast refiners. We do not consider other Kansas refineries to be our competitors as these refineries are run by farm cooperatives. Although our gulf coast competitors typically have lower production costs than the El Dorado refinery, we believe that their higher refined product transportation costs allow the El Dorado refinery to compete effectively with these refineries in the Plains States and Rocky Mountain region.

   Crude Oil Supply.

   Cheyenne Refinery. In the six months ended June 30, 1999, we obtained approximately 49% of the Cheyenne refinery's crude oil charge from Wyoming, 43% from Canada, 6% from Colorado and 2% from other sources. During the same period, heavy crude oil constituted approximately 87% of the Cheyenne refinery's total crude oil charge. Cheyenne is 80 miles southwest of Guernsey, Wyoming, the main hub and crude oil trading center for the Rocky Mountain region. We transport approximately 60% of the crude oil purchased at Guernsey to the Cheyenne refinery through the Centennial pipeline. Additional crude oil volumes are transported on an alternative pipeline. Ample quantities of heavy crude oil are available at Guernsey, including both locally produced Wyoming general sour and imported Canadian heavy crude oil, which is supplied by the Express pipeline, which runs from Hardisty, Alberta to Casper, Wyoming. The Cheyenne refinery's ability to process up to 100% heavy crude oil feedstocks gives us a distinct advantage over the four other eastern slope refineries, none of which has the necessary upgrading capacity to process high volumes of heavy crude oil. Upgrading capacity is the ability to produce a higher yield of higher margin refined products, such as gasoline and diesel, than would otherwise be possible using heavy crude oil feedstock.

   We purchase crude oil for the Cheyenne refinery from a number of suppliers, including major oil companies, marketing companies and large and small independent producers, under arrangements which contain market-responsive pricing provisions. Many of these arrangements are subject to cancellation by either party or have terms that are not in excess of one year and are subject to periodic renegotiation.

   El Dorado Refinery. In the six months ended June 30, 1999, Equilon obtained approximately 36% of the El Dorado refinery's crude oil charge from Texas, 17% from Kansas, 36% from Latin America and 22% from other sources. During the same period, heavy crude oil constituted approximately 68% of the El Dorado refinery's total crude oil charge. El Dorado is 125 miles north of Cushing, Oklahoma, the location of a major crude oil hub. The Cushing hub is supplied by the Seaway pipeline, which runs from the gulf coast, the Basin pipeline, which runs through Wichita Falls from West Texas, and the Mobil pipeline, which originates at the gulf coast and connects to the Basin pipeline at Wichita Falls. The Osage pipeline runs from Cushing to El Dorado and supplied approximately 83% of our crude oil charge during the six months ended June 30, 1999. The remainder of our crude oil charge is transported to the El Dorado refinery through the Kansas gathering system pipelines.

   The Seaway pipeline is currently being upgraded from a capacity of 225,000 barrels per day to a capacity of 350,000 barrels per day. Recently the Seaway pipeline has experienced proration, which should be reduced or eliminated by the increase in capacity. This expansion will provide the El Dorado refinery with significantly greater access to crude oil from the gulf coast, including less expensive heavy Mexican and Venezuelan crude.

   We have entered into a one-year foreign crude oil supply agreement with Equiva. Under this agreement, we may purchase some or all of the crude oil charge for the El Dorado refinery from Equiva, although we are not obligated to do so. We are obligated to pay a monthly commitment fee to Equiva for making foreign crude volumes available to us under this agreement and a per barrel fee for crude purchased under this agreement in excess of certain volumes. This agreement allows us to use Equiva's worldwide network to acquire foreign crude oil, and we intend primarily to purchase foreign crude under this agreement, while purchasing domestic and Canadian crude from other suppliers. We expect to renew this agreement after the initial one-year term expires. In the event that the crude supply agreement is not renewed, we will purchase all of our crude oil charge from various third parties and will continue to rely primarily on the Cushing hub and the Osage pipeline to supply crude oil to the El Dorado refinery.

          REFINERIES AND MAJOR CRUDE OIL PIPELINES IN OUR MARKET AREA




                               [MAP APPEARS HERE]

   Refining Margins. Our income and cash flow depend primarily on the margin between the cost to obtain and refine crude oil and the price received for refined products. With respect to gasoline, diesel and jet fuel production, the margin includes the crack spread plus the additional light/heavy spread to the extent heavy crude oil is refined. However, our aggregate margin is reduced by:

  . the "cost" of by-products, or the lower margin received for volumes of refined products other than gasoline and diesel;

  . costs associated with crude oil and intermediate product inventories;

  . the cost of spot market purchases to supplement our own production; and

  . operating expenses.

   During the first half of 1999 refining margins were depressed because of the dramatic drop in crude oil prices, which caused a build up in product inventories and led to lower crack spreads and caused a lower light/heavy spread. As crude oil prices have increased recently, product inventories have declined and refining margins have also increased.

   Crude Oil and Refined Product Prices. The price at which we can sell gasoline and our other refined products is strongly influenced by the commodity price of crude oil. Generally, an increase or decrease in the price of crude oil results in a corresponding increase or decrease in the price of gasoline and other refined products. However, we maintain inventories of crude oil, intermediate products and refined products, the values of which are subject to rapid fluctuations in market prices. As a result, a rapid and significant movement in the market prices for crude oil or refined products could have an adverse short-term impact on earnings and cash flow. Inventories are recorded at the lower of cost (on a FIFO basis) or market price. Crude oil prices, in general, are affected by a number of factors including:

  . domestic and international demand;

  . domestic and foreign energy legislation;

  . production guidelines established by the Organization of Petroleum
    Exporting Countries;

  . relative supplies of other fuels, such as natural gas; and

  . changing international economic and political conditions.

   Cheyenne Refinery Units. The following is a flow chart of the refining process at the Cheyenne refinery and a summary description of some of this refinery's major processing units.


                        [Cheyenne Refinery Flow Scheme]

   Crude/vacuum unit. The hydrocarbon compounds which make up crude oil will separate, or "fractionate," when subjected to high temperatures. The crude unit, installed in 1979, can charge 41,000 barrels per day of crude oil and fractionate it into several products which are then typically fed into other units of the refinery. A small amount of product from the crude unit can be blended directly into gasoline. Another product, called heavy naphtha, has some characteristics of gasoline, except that its octane is too low and is therefore fed into other processing units in order to increase its octane. The next product is diesel material, which is treated in another processing unit to lower the sulfur content. Atmospheric gas oil is next produced from the crude unit and fed to another process unit which makes diesel and gasoline from the gas oil. The final product from the crude unit is atmospheric tower bottoms, which is charged directly to the vacuum crude distillation unit. The vacuum unit, installed in 1979, is fully integrated with the crude unit and allows further separation of the crude oil into intermediate products. The capacity of the vacuum unit is 27,000 barrels per day. The first product from this unit is vacuum gas oil, which is combined with the atmospheric gas oil, to be charged to the fluid catalytic cracking unit. The remaining heavy residual oil is either produced as asphalt or charged to the coker.

   Delayed coking unit, or "coker." Delayed coking is a thermal cracking process in which the heavy residual oil from the crude unit is heated to high temperatures and separates into hydrocarbon vapors and a solid residue coke product. The vapors produced by the coking process are condensed and fractionated into lighter, more valuable intermediate products which are then charged to other Cheyenne refinery units. The coker produces streams which are ultimately converted into finished gasoline and finished diesel products by the other Cheyenne refinery units. The solid residue coke product is primarily sold as a fuel for heavy industrial boilers. The coker was installed in 1979 and upgraded and expanded in 1992 and 1993. In 1992 and 1993, we spent $6.8 million to expand the capacity of the coker from 8,200 barrels per day to 10,000 barrels per day.

   Catalytic Reforming Unit. The catalytic reformer, constructed in 1972, has a demonstrated capacity of 7,500 barrels per day. This unit upgrades the octane of the naphtha produced in the crude unit and the coker. It is capable of producing product with an octane of 98. The product of the catalytic reformer is reformate, a high gasoline blending octane stock.

   Naphtha hydrotreater. The naphtha hydrotreater desulfurizes all naphtha produced in the refinery, taking feedstocks from both the coker and the crude unit. The naphtha hydrotreater provides low sulfur (one part per million) feedstocks for the catalytic reformer. Constructed in 1972, the unit has a capacity of up to 8,000 barrels per day.

   Fluid catalytic cracking unit (FCCU). Catalytic cracking greatly enhances the efficiency of a refinery by converting the heavier gas oil streams from the crude unit and the coker primarily into gasoline, diesel and other intermediate products which are converted to gasoline in the alkylation unit. The FCCU, originally constructed in 1943, has a permitted and rated capacity of 12,000 barrels per day.

   Alkylation unit. The alkylation unit chemically combines isobutane with propylene and butylene from the FCCU into high octane gasoline. The unit has demonstrated capacity in excess of 4,000 barrels per day of alkylate. Propane, a by-product, is sold or used as refinery fuel, depending on economics. The normal butane produced is processed in the butane isomerization unit, with any excess used in gasoline blending. The alkylation unit was installed in 1972.

   Diesel hydrotreater. The diesel hydrotreater was expanded and modernized in 1993, as part of the Cheyenne refinery's major capital project to make low-sulfur diesel, which was required by the Clean Air Act Amendments. This unit makes a finished diesel product with less than 0.05% sulfur, as required by the Clean Air Act Amendments. It has a demonstrated capacity of 17,000 barrels per day and is permitted for 21,000 barrels per day. The diesel hydrotreater was installed in 1951 and upgraded and expanded in 1993.

   El Dorado Refinery Units. The following is a simplified flow chart of the refining process at the El Dorado refinery and a summary description of some of this refinery's major processing units.




                        [El Dorado Refinery Flow Scheme]

   Crude/vacuum unit. The crude unit at the El Dorado refinery is rated for 110,000 barrels per day. The unit uses two crude preheat furnaces in conjunction with one atmospheric fractionation tower. The fractionation tower produces reduced crude, which is charged to the vacuum tower, virgin gasoil, which is charged to the gofiner, diesel and jet, which are charged to the hydrotreating units and overhead. The overhead is separated into two more columns, which produce heavy naphtha, light naphtha and light ends. The vacuum tower, which is integrated into the crude unit, produces light and heavy gasoils, which are charged to the gofiner, and heavy residual products, which are sent to the coker or sold as asphalt. Equilon spent $4.4 million in 1998 to improve the yields, reduce the operating costs and improve the reliability of the crude unit.

   Hydrotreating units. The combined capacities of all the hydrotreating units are 129,300 barrels per day. The gas oil hydrotreater (also called the gofiner) is rated at 50,000 barrels per day. This unit, built in 1976, primarily processes the gas oils charged to the FCCU, as well as other intermediate and finished product streams. Additional hydrotreating units include a diesel hydrotreater with a capacity of 22,000 barrels per day, a kerosene hydrotreater with a capacity of 12,500 barrels per day, a light naphtha hydrotreater with a capacity of 20,000 barrels per day and a heavy naphtha hydrotreater with a capacity of 24,800 barrels per day.

   Reformer complex. The reformer complex includes the previously mentioned naphtha hydrotreaters, two catalytic reforming units (CRU 1 and CRU 2) and a gas con unit. Reforming uses heat, moderate pressure and catalysts to turn naphtha, a light, relatively low-value fraction, into high-octane gasoline components. The El Dorado refinery's catalytic reforming units have a combined capacity of 30,000 barrels per day, the CRU 2 with 22,500 barrels per day and the CRU 1 with 7,500 barrels per day. The primary purpose of the CRU 1 is to produce benzene and toluene feedstocks for the petrochemicals plant of the refinery.

   Delayed coking unit, or "coker." The coker was built in 1958 and has a feed capacity of 18,500 barrels per day. This unit produces approximately 950 tons per day of coke, of which approximately 20% is used as fuel by the El Dorado refinery's cogeneration facility, and the remainder is loaded onto railcars for transport to buyers. Equilon spent $5.9 million in 1998 to upgrade the coker, improve yields, reduce its operating costs and improve reliability through significant modification to the coke drums.

   Fluid catalytic cracking unit (FCCU). The FCCU began operating in 1949 and has undergone several major upgrades. The FCCU has a rated capacity of 40,000 barrels per day. Equilon spent $5.8 million in 1997 to improve the yields and reduce the operating costs of the FCCU.

   Alkylation unit. The alkylation unit has a capacity of 11,500 barrels per day. The alkylation unit was originally two units, one built in 1958 and the other built in 1976. They were combined into one unit in 1992. The alkylation unit receives its feed off the FCCU and makes gasoline components by combining some of the gaseous byproducts of cracking.

   Gasifier/cogeneration unit. We will lease from Equilon a 38-megawatt gasifier/cogeneration unit which was built in 1994. This unit burns approximately 20% of the refinery's coke produced from the delayed coker, converting the coke into gas and generating electricity and steam for use in the refinery.

   Avgas/naphtha fractionation unit. The refinery is one of the few refineries in the United States that produces avgas. Avgas is produced by fractionating alkylate and adding toluene and lead to produce a 130 octane gasoline for small engine airplanes. The refinery produces approximately 400,000 barrels per year of avgas.

   Petrochemicals plant. In addition to its petroleum refining operations, the El Dorado refinery includes a petrochemical complex which was built in the mid-1960s. The main units comprising this complex are a 1,500 barrel per day cumene unit, a 120 million-pounds per year phenol unit and an aromatic recovery unit
(ARU). The ARU extracts the aromatic compounds benzene and toluene from its feedstream. The cumene unit alkylates the benzene stream off the ARU to produce a high purity product called cumene. The phenol unit further processes the cumene into acetone and phenol. The primary products of the petro-chemical processes are phenol, acetone and toluene, the chemical building blocks for sandpaper adhesive, rubber belts, fiberglass insulation, high-impact plastics, plywood adhesive, medicines, cosmetics and other useful, everyday items.

   Refinery Maintenance. Each of the operating units at our refineries requires regular maintenance and repair shutdowns (referred to as "turnarounds") during which the unit is not in operation. Turnaround cycles vary for different units but are generally required every one to five years. In general, turnarounds at our refineries are managed so that some units continue to operate while others are down for scheduled maintenance. We also plan to coordinate operations by staggering turnarounds at the two refineries. Maintenance turnarounds are implemented using our regular personnel as well as some additional contract labor. Turnaround work typically proceeds on a continuous 24-hour basis to minimize unit downtime. We accrue for our turnaround costs. We normally schedule our maintenance turnaround work during the spring or fall of each year. When we perform a turnaround, we build up product inventories prior to the turnaround to minimize the impact of the turnaround on our sales of refined products.

   Safety and Lost Time Accidents. We are subject to the requirements of the federal Occupational Safety and Health Act (OSHA) and comparable state occupational safety statutes. We believe that we have operated in substantial compliance with OSHA requirements, including general industry standards, recordkeeping and reporting, hazard communication and process safety management. The nature of our business may result from time to time in industrial accidents. It is possible that changes in safety and health regulations or a finding of non-compliance with current regulations could result in additional capital expenditures or operating expenses.

The OSHA recordable rate, which is a measure of the number of safety incidents at a facility per 200,000 man-hours of work, at the Cheyenne refinery is well below the average of other independent refining companies. Through a series of safety initiatives, Equilon has been able to lower the OSHA recordable rate at the El Dorado refinery substantially during the past eight years, and we intend to continue to pursue initiatives to lower this rate.

Government Regulation

   Environmental Matters. Our refining and marketing operations are subject to a variety of federal, state and local health and environmental laws and regulations governing product specifications, the discharge of pollutants into the air and water, and the generation, treatment, storage, transportation and disposal of solid and hazardous waste and materials. Permits are required for the operation of our refineries, and these permits are subject to revocation, modification and renewal. Governmental authorities have the power to enforce compliance with these regulations and permits, and violators are subject to injunctions, civil fines and even criminal penalties. We believe that each of our refineries is in substantial compliance with existing environmental laws, regulations and permits.

   Rules and regulations implementing federal, state and local laws relating to health and the environment will continue to affect our operations, and we cannot predict what additional health and environmental legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not been applied previously. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could have a materially adverse effect on our financial position and results of operations as well as the refining industry in general, and may result in substantial expenditures for the installation and operation of pollution control or other environmental systems and equipment.

   Our operations are subject to the Clean Air Act (CAA) and comparable state and local requirements. Amendments to the CAA were adopted in 1990 and contain provisions that may result in the gradual imposition of certain air pollution control requirements with respect to air emissions from our refineries. To meet new air pollution control requirements, we may be required to incur certain capital expenditures in the next several years to upgrade air pollution control equipment. For example, the EPA recently promulgated regulations under authority of Title III of the CAA Amendments that will require refineries to install maximum achievable control technology for the control of hazardous air pollutants. We expended approximately $600,000 at our Cheyenne refinery to meet these new hazardous air pollutant control requirements by the regulatory deadline. Subsequent rulemaking authorized by the CAA or similar laws may necessitate additional expenditures in future years. Because other refineries will be required to make similar expenditures, we do not expect such expenditures to materially adversely impact our competitive position.

   The CAA may also require changes in the refined products we produce. Under the CAA, the EPA must regulate automobile emissions, including fuel specifications. For example, reformulated gasoline (RFG) is required in many areas that fail to meet national ambient air quality standards for ozone. To compete in markets that require RFG, we may have to change the way we make our products. In addition, other areas of the country may also require RFG, or the EPA could adopt nationwide standards similar to California's cleaner burning gasoline. We cannot estimate what additional expenditures will be required to produce cleaner burning gasoline and other cleaner fuels that may be required by the EPA and state governmental agencies in the markets we serve. Because other refineries will be required to make similar expenditures, we do not expect such expenditures to materially adversely impact our competitive position.

   We can estimate, expenditures that may be required to comply with new limits on the allowable sulfur content of gasoline. If the regulation is promulgated as proposed, most of the refining industry will be required to meet the new limits by 2004. However, under the proposal, small refining companies (those with fewer than 1,500 employees), such as Frontier, will be allowed to phase-in the new sulfur limits over an additional four years, or until 2008. The total capital expenditures now estimated to achieve the final gasoline sulfur standard are approximately $19 million at the Cheyenne refinery and approximately $25 million at the El Dorado refinery. In addition, there are potential, but less likely, changes to RVP standards that could result from future regulatory or judicial developments. The total capital expenditures now estimated for potential changes to RVP standards are approximately $9 million at the Cheyenne refinery and zero at the El Dorado refinery.

   Our operations are also subject to the Clean Water Act (CWA) and comparable state and local requirements. The CWA and analogous laws prohibit any discharge into surface waters and groundwaters except in strict conformance with permits, such as National Pollutant Discharge Elimination System (NPDES) permits, issued by federal and state governmental agencies. NPDES permits and analogous water discharge permits are valid for a maximum of five years and must be renewed. In addition, changes in our operations may require us to modify our permits. When permits are modified or renewed, we may be required to update our wastewater treatment facilities to comply with potentially stricter discharge limits.

   We generate wastes that may be subject to the Resource Conservation and Recovery Act (RCRA) and comparable state and local requirements. The EPA and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Some of the disposal methods we used in the past are no longer allowed or substantially limited. This may cause us to incur additional costs for the disposal of wastes and the maintenance or closure of waste disposal areas. Because other refineries will be required to make similar expenditures, we do not expect such expenditures to materially adversely impact our competitive position.

   The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), also known as "Superfund," imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Analogous state laws impose similar responsibilities and liabilities on responsible parties. In the course of our historical operations, as well as in our current ordinary operations, we have generated waste, some of which falls within the statutory definition of a "hazardous substance" and some of which may have been disposed of at sites that may require cleanup under Superfund.

   In 1997, we completed divesting ourself of our former oil and gas properties and assets. While the transactions that conveyed these properties and assets to new owners were intended to transfer any attendant environmental liabilities to the new owners, we cannot assure you that we will never be subject to liability for any former activity respecting the divested oil and gas properties. We have been named as a potentially responsible party (PRP) under CERCLA at the Gulf Coast Vacuum Services Superfund Site located in Vermilion Parish, Louisiana, one of the divested properties. We have entered into a consent decree resolving our liabilities as a PRP at this Superfund site. We believe that any future liabilities related to this site will not have a material adverse effect on our financial condition. We also believe that any liability relating to our historical practices respecting the oil and gas properties will not have a material adverse effect on our financial condition, results of operations or business.

   As is the case with all companies engaged in similar industries, we face potential exposure from future claims and lawsuits involving environmental matters. These matters include soil and water contamination, air pollution, and personal injuries or property damage allegedly caused by substances which we manufactured, handled, used, released or disposed of.

   Cheyenne Refinery. We are party to an agreement with the state of Wyoming requiring the investigation and possible eventual remediation of certain areas of the Cheyenne refinery's property which may have been impacted by past operational activities. Prior to this agreement, we addressed tasks required under a consent decree entered by the Wyoming State District Court on November 28, 1984 and involving the state of

Wyoming, the Wyoming Department of Environmental Quality (WDEQ) and the predecessor owners of the Cheyenne refinery. This action primarily addressed the threat of groundwater and surface water contamination at the Cheyenne refinery. As a result of these investigative efforts, substantial capital expenditures and remediation of conditions found to exist have already taken place or are in progress. Additionally, the EPA issued an administrative consent order with respect to the Cheyenne refinery on September 24, 1990 pursuant to RCRA. Among other things, this order required a technical investigation of the Cheyenne refinery to determine if certain areas have been adversely impacted by past operational activities. Based upon the results of the investigation, additional remedial action could be required by a subsequent administrative order or permit.

   On March 21, 1995, we entered into an administrative consent order with the WDEQ that generally parallels the federal order and replaces the earlier Wyoming consent decree. Accordingly, the earlier consent decree was dismissed in an order entered March 21, 1995. The new consent decree eliminates some of the earlier consent decree's requirements, unifies state and federal regulatory expectations regarding site investigation and remediation and, consequently, helps to streamline certain of our current environmental obligations. The EPA withdrew the above-referenced September 24, 1990 federal order on March 19, 1997 in recognition of Wyoming's assumption of RCRA corrective action authority. The ultimate cost of any environmental remediation projects that may be identified by the site investigation required by the new consent order cannot be reasonably estimated at this time.

   We received two notices of violation in December 1998 and June 1999 from the Air Quality Division of the WDEQ alleging violations of air quality standards and regulations at the Cheyenne refinery, including air emissions, recordkeeping, reporting and monitoring requirements. The WDEQ has referred the matters to the Wyoming state attorney general's office for action to recover penalties, and we are currently engaged in settlement negotiations. We do not believe any payments that may be required will have a material adverse effect on our financial condition, results of operations or business.

   El Dorado Refinery. The El Dorado refinery is subject to a 1988 consent order with the Kansas Department of Health and the Environment (KDHE). This order, including various subsequent modifications, requires the refinery to continue with the implementation of a groundwater management program with oversight provided by the KDHE Bureau of Environmental Remediation. More specifically, the refinery must continue to operate the hydrocarbon recovery well systems and containment barriers at the site and conduct sampling from monitoring wells and surface water stations. Quarterly and annual reports must also be submitted to the KDHE. The order requires that remediation activities continue until KDHE-established groundwater criteria or other criteria agreed to by the KDHE and the refinery are met. Subject to the terms of the purchase and sale agreement, Equilon will be responsible for the costs of continued compliance with this order.

   The most recent National Pollutant Discharge Elimination System (NPDES) permit issued to the El Dorado refinery requires, in part, the preparation and submittal of an engineering report identifying certain refinery wastewater treatment plant upgrades necessary to allow routine compliance with applicable discharge permit limits. In accordance with the provisions of the purchase and sale agreement, Equilon will be responsible for the first $2 million of any required wastewater treatment system upgrades. If required system upgrade costs exceed this amount, Equilon and Frontier will share, based on a sliding scale percentage, up to another $3 million in upgrade costs. We have obtained a ten-year insurance policy with $25 million coverage for environmental liabilities, with a $500,000 deductible. This insurance will reimburse us for losses related to some known and unknown preexisting conditions. Equilon and Frontier will share equally the initial premium costs of this policy. Subject to the terms of the purchase and sale agreement, Equilon will be responsible for up to $5 million in costs, in addition to Equilon's obligation for the wastewater treatment system upgrade, relating to safety, health and environmental conditions after closing arising from Equilon's operation of the El Dorado refinery that are not covered under the ten-year insurance policy.

   The EPA's National Enforcement Investigations Center (NEIC) conducted a multimedia environmental audit at the El Dorado refinery in 1996, with subsequent requests for additional information. As a result of this audit, the EPA recently advised Equilon of certain alleged violations of various regulatory requirements. In advance of instituting formal enforcement action against Equilon, the EPA has indicated a willingness to enter into an administrative settlement with Equilon. Equilon is currently negotiating with the EPA concerning settlement of this matter, and under the terms of the purchase and sale agreement, Equilon will be solely responsible for any fines, penalties or requirements resulting from the investigation or subsequent enforcement matters related to this investigation.

   Centennial Pipeline Regulation. We have a 34.72% undivided ownership interest in the Centennial pipeline. Conoco Pipe Line Company is the sole operator of the Centennial pipeline as well as the holder of the remaining ownership interest. The Centennial pipeline runs approximately 88 miles from Guernsey to Cheyenne, Wyoming. The Cheyenne refinery receives up to 25,000 barrels per day of crude oil feedstock through the Centennial pipeline. Under the terms of the operating agreement for the Centennial pipeline, the costs and expenses incurred to operate and maintain the Centennial pipeline are allocated to us on a combined basis, based on our throughput and our ownership interest. The Centennial pipeline is subject to numerous federal, state and local laws and regulations relating to the protection of health, safety and the environment. We believe that the Centennial pipeline is operated in accordance with all applicable laws and regulations. We are not aware of any material pending legal proceedings to which the Centennial pipeline is a party.

Employees

   At September 30, 1999, we employed 313 full-time employees in the refining operations, 48 at the Houston and Denver offices, 265 at the Cheyenne refinery, and Equilon employed approximately 400 at the El Dorado refinery. The Cheyenne refinery employees include 86 administrative and technical personnel and 179 union members. The El Dorado refinery employees include approximately 130 administrative and technical personnel and 270 union members. The union members at our refineries are represented by seven bargaining units, the largest being the Paper, Allied-Industrial, Chemical and Energy Workers International Union
(PACE) and the others being affiliated with the AFL-CIO. At the Cheyenne refinery, our current contract with PACE expires in July 2002 while our current contract with the AFL-CIO affiliated unions expires in June 2005. At the El Dorado refinery, our current contract with PACE expires in January 2002.

Properties

   We own the 125-acre site of the Cheyenne refinery in Cheyenne and the 1,100-acre site of the El Dorado refinery in El Dorado. We also rent office space in Englewood, Colorado and Houston, Texas.

Legal Proceedings

   We are not a party to any material pending legal proceedings. We are a party to ordinary routine litigation incidental to our business.

                                   MANAGEMENT

   The following table sets forth names, ages and titles of our directors and senior officers. Their respective backgrounds are described following the table.

              Name                Age                    Position
              ----                ---                    --------
James R. Gibbs...................  55 Chairman of the Board, President and Chief
                                      Executive Officer
Julie H. Edwards.................  40 Senior Vice President--Finance and Chief
                                      Financial Officer
S. Clark Johnson.................  53 Senior Vice President--Refining Operations
J. Currie Bechtol................  58 Vice President--General Counsel
Gerald B. Faudel.................  50 Vice President--Safety and Environmental
                                      Affairs
Jon D. Galvin....................  45 Vice President--Controller
Douglas Y. Bech..................  54 Director
G. Clyde Buck....................  61 Director
Paul B. Loyd, Jr.................  53 Director
Derek A. Price...................  67 Director
Carl W. Schafer..................  63 Director

   James R. Gibbs joined us in February 1982 and has been President since January 1987. He assumed the additional position of Chief Executive Officer on April 1, 1992. Mr. Gibbs is a member of the Board of Directors of Smith International, Inc., an oil field service company; an advisory director of Frost National Bank, N.A.; and a director of Veritas DGC Inc., a seismic service company. Mr. Gibbs has been a director since 1985 and became Chairman of the Board in 1999.

   Julie H. Edwards is Senior Vice President--Finance and Chief Financial Officer. She joined us in March 1991 as Vice President--Secretary and Treasurer and was promoted to her current position in 1994. From 1985 to February 1991, she was employed by Smith Barney, Harris Upham & Co. Inc. in the Corporate Finance Department. Prior to 1985, she was employed by Amerada Hess Corporation and American Ultramar, Ltd., which are oil companies, as a geologist. Ms. Edwards is a member of the Board of Directors of Evans Systems, Inc., a fuel distribution, convenience store and diversified company.

   S. Clark Johnson is Senior Vice President--Refining Operations and serves as President of our refining subsidiaries. He has over 25 years of experience in refining and marketing. Prior to joining us in 1992, Mr. Johnson was Senior Vice President--Marketing, Supply & Terminals at Kerr-McGee Refining Corporation since 1990. In 1989, Mr. Johnson served as President of Coast Mart, Inc., a retail subsidiary of Coastal Corporation. Previously, Mr. Johnson was with Tenneco Oil Company for 20 years where he held numerous positions, including Vice President--Retail Marketing from 1987 to 1988. Mr. Johnson is a member of the Board of Directors of Pride Refining, Inc., the general partner of Pride Companies, L.P., a products pipeline and crude oil gathering company.

   J. Currie Bechtol has been our Vice-President--General Counsel since 1998. Prior to joining us, Mr. Bechtol had been in private legal practice for 28 years, most recently with Hutcheson & Grundy, L.L.P. from 1984 until joining us.

   Gerald B. Faudel is Vice President--Safety and Environmental Affairs and has held that position with us since November 1993. He holds a similar position with our refining subsidiaries. From October 1991 through November 1993, Mr. Faudel was Director of Safety, Environmental and External Affairs of our refining subsidiaries. Mr. Faudel was employed from October 1989 through October 1991 as our Director of Safety, Environmental and External Affairs. Prior to October 1989, Mr. Faudel was employed with Tosco Corporation's Avon Refinery as Manager of Hazardous Waste and Wastewater Program.

   Jon D. Galvin is our Vice President--Controller. He was appointed to this position in September 1997. Mr. Galvin has been the Chief Financial Officer of our refining subsidiaries since February 1992. Previously, he had spent 15 years with Arthur Andersen, ultimately as Audit Principal.

   Douglas Y. Bech has been Chairman and Chief Executive Officer of Raintree Resorts International, Inc. since August 1997. From October 1994 to October 1997, Mr. Bech was a partner in the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P. in Houston, Texas. Since August 1994, he has also been a managing director of Raintree Capital Company, L.L.C., a merchant banking firm. From May 1993 to July 1994, Mr. Bech was a partner of Gardere & Wynne, L.L.P. in Houston, Texas. From 1977 until May 1993, Mr. Bech was a partner of Andrews & Kurth L.L.P. Mr. Bech is a member of the Board of Directors of Pride Refining, Inc., the general partner of Pride Companies, L.P., a products pipeline and crude oil gathering company and eFax.com, Inc., an internet document communications company. Mr Bech has been a director since 1993.

   Mr. G. Clyde Buck has been a Managing Director of the investment banking firm Harris Webb & Garrison, Inc. since 1998. Prior to that time, he was a Managing Director of Rauscher Pierce Refsnes, Inc., also an investment banking firm, for 15 years. Mr. Buck is a member of the Board of Directors of Smith International, Inc., an oil field service company. Mr. Buck has been a director since 1999.

   Paul B. Loyd, Jr. has been Chairman and director of R&B Falcon Corporation since December 1997. Mr. Loyd was Chairman and Chief Executive Officer of Reading & Bates Corporation, an offshore contract drilling company, from June 1991 until December 1997 and was a director of Reading & Bates from April 1991 until December 1997. Mr. Loyd has been President of Loyd & Associates, Inc., a financial consulting firm, since 1989. Mr. Loyd was Chief Executive Officer and a director of Chiles-Alexander International, Inc. from 1987 to 1989, President and a director of Griffin-Alexander Drilling Company from 1984 to 1987, and prior to that, a director and Chief Financial Officer of Houston Offshore International, all of which are companies in the offshore drilling industry. Mr. Loyd is a member of the Board of Directors of Carrizo Oil & Gas, Inc.
Mr. Loyd has been a director since 1994.

   Derek A. Price is a trustee of The J.W. McConnell Family Foundation, a charitable foundation. Prior to April 1991, Mr. Price was Chairman of the Board of Directors and Chief Executive Officer of Starlaw Holdings Limited, a private investment company with holdings principally in the areas of financial services, real estate and manufacturing. Mr. Price has been a director since 1987.

   Carl W. Schafer has been the President of the Atlantic Foundation, a charitable foundation which mainly supports oceanographic research, since 1990. From 1987 until 1990, Mr. Schafer was a principal of the investment management firm of Rockefeller & Co., Inc. Mr. Schafer presently serves on the Board of Directors of Roadway Express, Inc., a transportation company; the PaineWebber and Guardian Groups of Mutual Funds, registered investment companies; Electronic Clearing House, Inc., an electronic financial transactions processing company; Evans Systems, Inc., a fuel distribution, convenience store and diversified company; and Nutraceutix Inc., a biotechnology company. Mr. Schafer has been a director since 1984.

                      DESCRIPTION OF ACQUISITION DOCUMENTS

   We are entering into a variety of agreements with Equilon in conjunction with our purchase of its El Dorado refinery. The terms of the principal documents are described below.

Purchase and Sale Agreement

   Under the purchase and sale agreement, we will pay Equilon $170 million plus the value of crude oil, intermediate product and refined product inventory at closing for the El Dorado refinery. In addition, we will make contingent earn-out payments for the next eight years equal to one-half of the excess over $60 million per year of the El Dorado refinery's revenues less material costs and operating costs, other than depreciation. The total amount of these payments is capped at $40 million, with an annual cap of $7.5 million. Under the terms of the purchase and sale agreement, the closing of the acquisition of the El Dorado refinery is contingent upon the completion of this notes offering. The agreement contains customary representations and warranties by both parties. We also granted Equilon a right of first refusal in the event we elect to sell any or all of the assets acquired pursuant to the asset purchase and sale agreement, whether offered as a package of assets, or offered as separate assets either simultaneously or sequentially.

   The purchase of the El Dorado refinery is being made through a wholly owned subsidiary, and we are guaranteeing the obligations of that subsidiary and certain other affiliated companies under the purchase and sale agreement, the refined product offtake agreement, the foreign crude oil supply agreement and the cogeneration facility sub-sublease agreement. The purchase and sale agreement contains covenants which are substantially similar to those covenants in our credit facility and limit our ability to incur additional debt or to incur liens. The guarantee contains covenants which are substantially similar to those contained in the indenture and which prevent us from incurring additional indebtedness if we do not meet a specified consolidated interest coverage ratio. In the event of a breach of any of these covenants, Equilon could have a claim for damages, and we cannot assure you that Equilon would grant us a waiver.

   Equilon has agreed to indemnify us under the purchase and sale agreement for breaches of its representations and warranties, certain retained environmental liabilities and certain retained liabilities. We have agreed to indemnify Equilon for breaches of our representations and warranties, liabilities arising from our ownership or operation of the refinery after the sale, certain assumed environmental liabilities, liabilities which result from the violation of the requirements of any law, regulation or permit after the sale and any liabilities resulting from this offering.

Refined Product Offtake Agreement and Foreign Crude Supply Agreement

   For a description of the refined product offtake agreement, see "Business-- Refining Operations--Marketing and Distribution--El Dorado Refinery." For a description of the crude supply agreement, see "Business--Refining Operations-- Crude Oil Supply--El Dorado Refinery."

Cogeneration Facility Sub-Sublease Agreement

   The cogeneration facility at the El Dorado refinery is owned by Butler County, Kansas in connection with the issuance of certain bonds. Butler County has leased this facility to Shawmut Bank Connecticut, which has sublet this facility to Equilon. We will enter into a 17-year sub-sublease agreement with Equilon for this facility. However, our sub-sublease may be terminated if the Equilon sublease, which is on a year-to-year basis, lapses. Under the sub-sublease, we will make lease payments to Equilon which will initially be approximately $7.5 million per year and will generally decline over the life of the lease. We must also pay taxes and certain other impositions relating to our use and possession of the cogeneration facility. We will operate and maintain the cogeneration facility; therefore, the sub-sublease should be an operating lease and should not be capitalized on our balance sheet. Upon expiration of the initial 17-year term, we have the option to extend the term of the sub-sublease for an additional eight years for a nominal amount; however, we must purchase the facility at the end of such term and pay the purchase price at the time of renewal. The refined product offtake agreement, foreign crude supply agreement and cogeneration facility sub-sublease agreement contain offset provisions whereby any amounts owed by one party under one of the agreements may be deducted from payments made by the other party pursuant to one of the other agreements.

Terminal Agreement

   We will enter into a three-year Terminal Agreement with Equilon to utilize Equilon's tank farm which is located near the El Dorado refinery. Under the terms of the agreement, Equilon will provide terminalling, storage, throughput and blending services for the crude oil used by the El Dorado refinery.

                          DESCRIPTION OF INDEBTEDNESS

 9 1/8% Senior Notes due 2006

   We have $70.0 million aggregate principal amount of our 9 1/8% senior notes outstanding. These notes mature on February 16, 2006. Interest on these notes is payable semi-annually in arrears on February 15 and August 15 of each year.

   The 9 1/8% senior notes are redeemable for cash, in whole or in part, at our option at any time on or after February 15, 2002. In addition, through February 9, 2001, we may redeem up to 35% of the aggregate principal amount of the 9 1/8% senior notes originally issued at a redemption price of 109% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, with the cash proceeds of one or more equity offerings, as long as at least 65% of the aggregate principal amount of the 9 1/8% senior notes originally issued remains outstanding following each such redemption.

   The 9 1/8% senior notes are our general unsecured obligations and rank pari passu in right of payment with all of our senior indebtedness. The 9 1/8% senior notes are however effectively subordinated to all of our future secured obligations to the extent of the assets securing such obligations and to all current and future obligations of our subsidiaries.

   Upon the occurrence of a change in control, each holder of 9 1/8% senior notes may require us to repurchase all or any part of the 9 1/8% senior notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase.

   The indenture governing the 9 1/8% senior notes contains covenants that, among other things, restrict our ability and the ability of our subsidiaries to:

  . incur indebtedness;

  . pay dividends or to make other distributions;

  . repurchase our equity or subordinated indebtedness;

  . incur liens on our assets, with some exceptions;

  . enter into some types of transactions with our affiliates;

  . issue or sell capital stock of our subsidiaries;

  . engage in sale-and-leaseback transactions;

  . sell assets; or

  . enter into certain mergers and consolidations.

 Credit facility

   In conjunction with this offering, Frontier Oil and Refining Company, our indirect, wholly-owned subsidiary (FORC), is entering into a new $175 million credit facility with Union Bank of California, N.A., as administrative agent, and Paribas, as syndication agent. Our old working capital credit facility will be retired when we enter into this new credit facility.

   The credit facility provides a senior, secured, revolving line of credit with a commitment termination date three years from the date of closing, which may be extended by one year at FORC's request and at the discretion of the lender banks. The credit facility is secured by certain accounts receivable, inventory, intercompany notes and FORC's common stock. The obligations of FORC under the credit facility are guaranteed by various subsidiaries of Frontier.

   One or more of the following events may constitute an event of default under the credit facility:

  . the failure by FORC to pay its obligations as they become due;

  . a representation or warranty of FORC thereunder proves incorrect in any material respect;

  . nonperformance thereunder of covenants and the failure by FORC to remedy such nonperformance upon receiving notice thereof;

  . the failure of FORC or any of its affiliates (including Frontier) to pay its debts generally and the written admission thereof;

  . the commencement of enforcement proceedings against FORC or any of its affiliates (including Frontier) upon nonpayment of certain judgments or orders for payment;

  . the occurrence of a material adverse change in the business of FORC and certain of its affiliates (not including Frontier); and

  . the cessation of the lien in favor of the collateral securing the facility.

   The amount of available borrowings under the credit facility is determined by a bi-weekly borrowing base calculation to a maximum capacity of $175 million, of which cash advances are limited to $100 million. At closing, the borrowing base under the credit facility will be approximately $75 million, which amount we expect will increase as we begin to generate receivables from the El Dorado refinery after closing. We estimate that the total availability under the credit facility at closing will be approximately $15 million. Advances under the credit facility bear interest, at the borrower's option, at Union Bank of California's base rate, Union Bank of California's reference rate or LIBOR, in each case plus a margin. The margin will be 1.50% to 2.25% if the borrower selects Union Bank of California's base rate or LIBOR or 0.25% to 1.00% if the borrower selects Union Bank of California's reference rate. The credit facility provides for a quarterly commitment fee of 0.375% to 0.50% on the unused portion of the credit facility. Standby letters of credit issued bear a fee of 1.125% to 1.875% annually, plus standard issuance and renewal fees. In all cases the margins and fees discussed above increase from the lower to higher levels as our ratio of funded debt to EBITDA increases.

   The credit facility includes certain financial covenant requirements relating to our working capital, tangible net worth and cash earnings (EBITDA must be at least $50 million during the first year and at least $55 million on a rolling four-quarter basis thereafter). In addition, we will be required to maintain $25 million in cash through March 31, 2001. However, if EBITDA for the six months ended June 30, 2000 is at least $40 million, the requirement will be reduced to $12.5 million, and if EBITDA for the nine months ended September 30, 2000 is at least $50 million, the requirement will be eliminated.

   Borrowings under the credit facility must be reduced to zero for at least five consecutive business days each calendar year. Therefore, the existence of borrowings or a default or event of default under the credit facility could prevent us from having enough cash to pay our obligations, including these notes.

                            DESCRIPTION OF THE NOTES

   We will issue the notes (the "Notes") under an indenture (the "Indenture") between us and Chase Bank of Texas, National Association, as trustee (the "Trustee"). The terms of the Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of Notes. Copies of the proposed form of the Indenture are available as set forth under "--Additional Information." You can find the definitions of certain capitalized terms used in the following summary under "--Certain Definitions." As used in this "Description of the Notes," the "Company" refers only to Frontier Oil Corporation and not to any of its Subsidiaries.

Brief Description of the Notes

   The Notes:

  . are general unsecured obligations of the Company;

  . rank pari passu in right of payment with all existing and future senior indebtedness of the Company;

  . are senior in right of payment to all future subordinated indebtedness of the Company;

  . are effectively subordinated to all future secured obligations of the Company to the extent of the assets securing such obligations; and

  . are effectively subordinated to all current and future obligations of the Subsidiaries of the Company, including borrowings under our credit facility, claims of trade creditors, tort claimants, secured creditors, taxing authorities and creditors holding guarantees.

   Assuming we had completed the offering of the Notes and applied the net proceeds as intended, as of June 30, 1999, the Company would have had Indebtedness of $260 million, and the Company's Subsidiaries would have had Indebtedness of $53.2 million (excluding $121.8 million of availability under the Credit Facility, of which cash advances are currently limited to $46.8 million with the remainder available to support letters of credit). The Indenture will permit the Company and its Subsidiaries to incur additional Indebtedness, including secured Indebtedness provided we comply with the terms of the Indenture. See "Risk Factors," "Capitalization" and "--Certain Covenants--Incurrence of Indebtedness and Issuance of Disqualified Stock."

   As of the date of the Indenture, all of the Company's principal operating Subsidiaries will be Restricted Subsidiaries. However, under the circumstances described below under the definition of "Unrestricted Subsidiary," the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

Principal, Maturity and Interest

   We will issue $190 million aggregate principal amount of Notes in this offering. We may issue additional notes (the "Additional Notes") in one or more series from time to time under the Indenture, subject to certain limitations described under "--Certain Covenants--Incurrence of Indebtedness and Issuance of Disqualified Stock" and restrictions contained in the Credit Facility. The Notes offered by this prospectus supplement and any Additional Notes that we subsequently issue under the Indenture would be treated as a single class for all purposes under the Indenture. The Notes will mature on November 15, 2009. Interest on the Notes will accrue at the rate of 11 3/4% per annum and will be payable semi-annually in arrears on each May 15 and November 15, commencing on May 15, 2000, to holders of record on the immediately preceding May 1 and November 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Methods of Receiving Payments on the Notes

   The Company will make all payments of principal, premium and interest on the Notes at the office or agency of the paying agent and registrar in the City of New York, New York unless in the case of certificated Notes the Company elects to make payments of interest by check mailed to holders of the Notes at their respective addresses set forth in the register of holders; subject to the right of any holders of Notes in the principal amount of $1.0 million or more to request payment by wire transfer.

Paying Agent and Registrar for the Notes

   The Trustee will initially act as paying agent and registrar. Neither the Company nor any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

   A holder of Notes may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company will not be required to transfer or exchange any Note selected for redemption. Also, the Company will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

   The registered holder of a Note will be treated as the owner of it for all purposes, and all references to "holders" in this "Description of the Notes" are to registered holders unless otherwise indicated.

Subsidiary Guarantees

   Under the circumstances described below under "--Certain Covenants--Future Subsidiary Guarantors," the Company's payment obligations under the Notes may in the future be jointly and severally guaranteed (the "Subsidiary Guarantees") by one or more of the Company's Subsidiaries (the "Guarantors"). The obligations of each Guarantor under its Subsidiary Guarantee will be a general unsecured obligation of such Guarantor, ranking pari passu in right of payment with all other current or future senior borrowings of such Guarantor and senior in right of payment to any subordinated indebtedness, if any, incurred by such Guarantor in the future. The Subsidiary Guarantees will be effectively subordinated, however, to all current and future secured obligations of the Guarantors, including borrowings under the Credit Facility. See "Summary-- Summary of the Offering--Ranking."

   The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent the Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each Guarantor that makes a payment or distribution under a Subsidiary Guarantee shall be entitled to a pro rata contribution from each other Guarantor based on the Adjusted Net Assets of each Guarantor.

   Subject to the provisions of the following paragraph, no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person (other than the Company or another Guarantor), whether or not affiliated with such Guarantor, unless:

     (1) the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) shall execute a Subsidiary Guarantee and deliver an opinion of counsel in accordance with the terms of the Indenture;

     (2) immediately after giving effect to such transaction, no Default or Event of Default exists;

     (3) such Guarantor, or any Person formed by or surviving any such consolidation or merger, would have Consolidated Net Worth, immediately after giving effect to such transaction, equal to or greater than the Consolidated Net Worth of such Guarantor immediately preceding the transaction; and

     (4) the Company would be permitted by virtue of the Company's pro forma Consolidated Interest Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the covenant described below under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Disqualified Stock."

   In the event of a sale or other disposition, including by way of merger, consolidation or otherwise, of all of the assets or Capital Stock of any Guarantor, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee, if:

     (1) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture; and

     (2) upon such release the obligations of such Guarantor in respect of any and all other guarantees of Indebtedness of the Company or a Guarantor are similarly released.

   In addition, in the event the Board of Directors designates a Guarantor to be an Unrestricted Subsidiary, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee, provided that such designation is conducted in accordance with the applicable provisions of the Indenture.

Optional Redemption

   General Optional Redemption. The Notes will not be redeemable at the Company's option prior to November 15, 2004. Thereafter, the Company may redeem all or part of the Notes at the following redemption prices (expressed as percentages of the principal amount), plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the year indicated below:

      Year                                                            Redemption
      ----                                                            ----------
      2004...........................................................  105.875%
      2005...........................................................  103.916%
      2006...........................................................  101.958%
      2007 and thereafter............................................  100.000%

   Notwithstanding the preceding, the Company may at any time prior to November 15, 2004, redeem the Notes, in whole or in part, at the Make-Whole Price, plus accrued and unpaid interest to the redemption date.

   Optional Redemption upon Equity Offerings. Prior to November 15, 2002, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes originally issued at a redemption price of 111 3/4% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Qualified Equity Offerings, provided that:

     (1) at least 65% in aggregate principal amount of Notes originally issued remains outstanding immediately after the occurrence of each such redemption; and

     (2) each such redemption occurs within 60 days of the date of the closing of each such Qualified Equity Offering.

Selection and Notice of Redemption

   If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate. No Notes of $1,000 or less will be redeemed in part. If a partial redemption is made, selection of the Notes or portions thereof for redemption will be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable, subject to the procedures of DTC, unless such method is otherwise prohibited. Notices of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

   If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.

Escrow of Proceeds; Special Mandatory Redemption

   If the acquisition of the El Dorado refinery is not closed concurrently with the offering of these Notes, the Company will enter into an escrow agreement (the "Escrow Agreement") on the closing date of this offering with the Trustee and Chase Bank of Texas, National Association, as escrow agent (the "Escrow Agent").

   The Escrow Agreement will provide that upon the closing of this offering, all of the gross proceeds of the offering, together with such additional amount in cash to be contributed by the Company as would be sufficient to fund the Special Redemption Price (as defined below, assuming that the Special Mandatory Redemption will occur on January 11, 2000) will be deposited into an account (the "Escrow Account") under the Escrow Agent's exclusive dominion and control, pending application of such funds (the "Escrow Funds") by the Company for the payment of (a) the purchase price for the El Dorado refinery on the terms described herein or (b) in the event of a Special Mandatory Redemption (as defined herein), the redemption price in connection therewith. The Escrow Funds will be required to be invested in Cash Equivalents. The Trustee will not have a security interest in the Escrow Funds.

   Pursuant to the Escrow Agreement, the Escrow Funds will be released to the Company by the Escrow Agent upon receipt by the Escrow Agent of an officer's certificate that states that all necessary conditions to the closing of the acquisition of the El Dorado refinery have been satisfied.

   The Notes will be subject to mandatory redemption ("Special Mandatory Redemption") on January 11, 2000 (the "Special Redemption Date") at a price equal to 101% of the accreted value of the notes (or, the sum of the initial purchase price of the notes plus the amount of the accrued discount to the face amount of the notes to, but not including, the Special Redemption Date) plus accrued and unpaid interest to, but not including, the Special Redemption Date (the "Special Redemption Price") if the acquisition of the El Dorado refinery has not been consummated on or prior to the Special Redemption Date as provided in the immediately preceding paragraph. Upon the closing of the acquisition of the El Dorado refinery, the foregoing provisions regarding Special Mandatory Redemption will be null and void.

   In order to effect the Special Mandatory Redemption, the Trustee will be required to comply with DTC's requirements for redemption notices. Accordingly, the Trustee may be required to give the notice required to initiate the Special Mandatory Redemption process in advance of the Special Redemption Date. This may have the practical effect of requiring us to close the El Dorado acquisition in advance of January 11, 2000.

Repurchase at the Option of Holders

 Change of Control

   If a Change of Control occurs, the Company will be required to make an offer (a "Change of Control Offer") to purchase all or any part (in multiples of $1,000) of each holder's Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of purchase (the "Change of Control Payment"). The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of

Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

   Within 30 days following a Change of Control, the Company will mail a notice to each holder of Notes, with a copy to the Trustee, describing the Change of Control and offering to purchase the Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by such compliance.

   On or before the Change of Control Payment Date, the Company will, to the extent lawful:

     (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

     (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

     (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an officers' certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

   The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, however, that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

   Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require the Company to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. In addition, the Company could enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect the Company's capital structure or the value of the Notes, but that would not constitute a Change of Control. The occurrence of a Change of Control may result in a default under the Credit Facility and give the lenders thereunder the right to require the Company to repay all outstanding obligations thereunder. The Company's ability to repurchase Notes following a Change of Control may also be limited by the Company's then existing financial resources.

 Asset Sales

   The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

     (1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

     (2) at least 75% of the consideration received by the Company or such Restricted Subsidiary, as the case may be, from the Asset Sale is in the form of cash or Cash Equivalents;

provided, however, that the amount of (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the

Company or such Restricted Subsidiary from further liability and (b) any securities, notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) shall be deemed to be cash for purposes of this provision.

   Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or any such Restricted Subsidiary may apply such Net Proceeds to:

     (a) permanently repay the principal of any secured Indebtedness (to the extent of the fair value of the assets securing such Indebtedness, as determined by the Board of Directors); or

     (b) acquire assets used in the Principal Business.

Any Net Proceeds that are applied to the acquisition of assets in the Principal Business pursuant to any binding agreement shall be deemed to have been applied for such purpose within such 365-day period so long as they are so applied within two years after the date of receipt of such Net Proceeds. Pending the final application of any such Net Proceeds, the Company or any such Restricted Subsidiary may temporarily reduce outstanding revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in clause (a) or (b) above will be deemed to constitute "Excess Proceeds."

   When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer to all holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture; provided, however, that, if the Company is required to apply such Excess Proceeds to repurchase, or to offer to repurchase, any Pari Passu Indebtedness, the Company shall only be required to offer to repurchase the maximum principal amount of Notes that may be purchased out of the amount of such Excess Proceeds multiplied by a fraction, the numerator of which is the aggregate principal amount of Notes outstanding and the denominator of which is the aggregate principal amount of Notes outstanding plus the aggregate principal amount of Pari Passu Indebtedness outstanding. To the extent that the aggregate principal amount of Notes tendered pursuant to an Asset Sale Offer is less than the amount that the Company is required to repurchase, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount that the Company is required to repurchase, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

Certain Covenants

 Restricted Payments

   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

     (a) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any such payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);

     (b) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company);

     (c) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated to the Notes, except a payment of interest or principal at Stated Maturity (or within one year thereof); or

     (d) make any Restricted Investment (all such payments and other actions set forth in clauses (a) through (d) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

     (1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

     (2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test of the covenant described under the caption "--Incurrence of Indebtedness and Issuance of Disqualified Stock;" and

     (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (the amount expended for such purposes, if other than cash, being the fair market value on the date of transfer or issue), is less than the sum of the following amounts, without duplication:

       (A) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from January 1, 1998 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

       (B) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the Issue Date of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than any such Equity Interests, Disqualified Stock or convertible debt securities sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock); plus

       (C) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

       (D) in the event that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, the lesser of (1) an amount equal to the fair market value of the Company's Investments in such Restricted Subsidiary and (2) the amount of Restricted Investments previously made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary; plus

       (E) $10.0 million.

   The preceding provisions will not prohibit:

     (a) the payment of any dividend within 60 days after the date of declaration thereof if at said date of declaration such payment would have complied with the provisions of the Indenture;

     (b) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock), provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(B) of the preceding paragraph;

     (c) the defeasance, redemption, repurchase, retirement or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

     (d) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis;

     (e) so long as no Default or Event of Default shall have occurred and be continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by any employee of the Company or any of its Restricted Subsidiaries, provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any calendar year; and

     (f) the acquisition of Equity Interests of the Company in connection with the exercise of stock options or stock appreciation rights by way of cashless exercise or in connection with the satisfaction of withholding tax obligations.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (3) of the immediately preceding paragraph, amounts expended pursuant to clauses (b), (c), (d) and (f) shall be excluded from the calculation and amounts expended pursuant to clauses (a) and
(e) of this paragraph shall be included in the calculation.

   The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greater of (1) the net book value of such Investments at the time of such designation and (2) the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

   The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined in the manner contemplated by the definition of the term "fair market value."

 Incurrence of Indebtedness and Issuance of Disqualified Stock

   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur" or an "incurrence") any Indebtedness other than Permitted Indebtedness and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock; provided, however, that the Company or any Guarantor may incur Indebtedness, and the Company may issue Disqualified Stock, if the Consolidated Interest Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis, including a pro forma application of the net proceeds therefrom, as if the additional Indebtedness or Disqualified Stock had been incurred or issued at the beginning of such four-quarter period.

 Liens

   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset owned on the Issue Date or acquired after the Issue Date, or any income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens, to secure:

     (1) any Indebtedness of the Company or such Restricted Subsidiary (if it is not also a Guarantor), unless prior to, or contemporaneously therewith, the Notes are equally and ratably secured; or

     (2) any Indebtedness of any Guarantor unless prior to, or contemporaneously therewith, the Subsidiary Guarantees are equally and ratably secured;

provided, however, that if such Indebtedness is expressly subordinated to the Notes or the Subsidiary Guarantees, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the Notes or the Subsidiary Guarantees, as the case may be, with the same relative priority as such Indebtedness has with respect to the Notes or the Subsidiary Guarantees.

 Sale-and-Leaseback Transactions

   The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale-and-leaseback transaction; provided, however, that the Company or any Restricted Subsidiary, as applicable, may enter into a sale-and-leaseback transaction if:

     (1) the Company or such Restricted Subsidiary could have (a) incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such sale-and-leaseback transaction pursuant to the Consolidated Interest Coverage Ratio test set forth in the covenant described above under the caption""--Incurrence of Indebtedness and Issuance of Disqualified Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described under the caption "--Liens;"

     (2) the gross cash proceeds of such sale-and-leaseback transaction are at least equal to the fair market value of the property that is the subject of such sale-and-leaseback transaction; and

     (3) the transfer of assets in such sale-and-leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption "-- Repurchase at the Option of Holders--Asset Sales."

 Issuances and Sales of Capital Stock of Wholly Owned Restricted Subsidiaries

   The Company:

     (1) will not, and will not permit any Wholly Owned Restricted Subsidiary of the Company to, transfer, convey, sell, or otherwise dispose of any Capital Stock of any Wholly Owned Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company), unless such transfer, conveyance, sale, or other disposition is of all the Capital Stock of such Wholly Owned Restricted Subsidiary and the Net Proceeds from such transfer, conveyance, sale, or other disposition are applied in accordance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales;" and

     (2) will not permit any Wholly Owned Restricted Subsidiary of the Company to issue any of its Equity Interests to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company;

except, in the case of both clauses (1) and (2) above, with respect to dispositions or issuances by a Wholly Owned Restricted Subsidiary of the Company as contemplated in clauses (1) and (2) of the definition of "Wholly Owned Restricted Subsidiary."

 Dividend and Other Payment Restrictions Affecting Subsidiaries

   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

     (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits;

     (b) make loans or advances, or pay any Indebtedness owed, to the Company or any of its Restricted Subsidiaries; or

     (c) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

   The preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

     (1) the Credit Facility or Existing Indebtedness, each as in effect on the Issue Date;

     (2) the Indenture, the Notes and Subsidiary Guarantees, if any;

     (3) applicable law;

     (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

     (5) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

     (6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (c) above on the property acquired;

     (7) customary provisions in bona fide contracts for the sale of property or assets; or

     (8) Permitted Refinancing Indebtedness with respect to any Indebtedness referred to in clauses (1) and (2) above, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced.

 Future Subsidiary Guarantors

   The Company shall cause each Restricted Subsidiary that incurs Indebtedness (other than Permitted Indebtedness and Purchase Money Indebtedness) following the Issue Date or has Indebtedness (other than Permitted Indebtedness and Purchase Money Indebtedness) or Disqualified Stock outstanding on the date on which such Restricted Subsidiary becomes a Restricted Subsidiary, to execute and deliver to the Trustee a Subsidiary Guarantee at the time such Restricted Subsidiary incurs such Indebtedness or becomes a Restricted Subsidiary.

 Merger, Consolidation or Sale of Assets

   The Company may not, in one or more related transactions, consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets to, another Person unless:

     (1) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

     (2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

     (3) immediately after such transaction no Default or Event of Default exists; and

     (4) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made, (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (b) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Disqualified Stock."

 Transactions with Affiliates

   The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (1) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person or, if there is no such comparable transaction, on terms that are fair and reasonable to the Company or such Restricted Subsidiary and (2) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors, and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a favorable opinion as to the fairness to the Company or the relevant Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm that is, in the judgment of the Board of Directors, qualified to render such opinion and is independent with respect to the Company.

   Notwithstanding the preceding, the following shall not be deemed to be Affiliate Transactions:

       (a) any employment agreement or other employee compensation plan or arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary;

       (b) transactions between or among the Company and its Restricted Subsidiaries;

       (c) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture;

       (d) loans or advances to officers, directors and employees of the Company or any Restricted Subsidiary made in the ordinary course of business of the Company and its Restricted Subsidiaries and consistent with past practice in an aggregate amount not to exceed $500,000 outstanding at any one time;

       (e) indemnities of officers, directors and employees of the Company or any Restricted Subsidiary permitted by bylaw or statutory provisions; and

       (f) the payment of reasonable and customary regular fees to directors of the Company or any of its Restricted Subsidiaries.

 Line of Business

   The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business or activity other than the Principal Business.

 Reports

   Whether or not the Company is required to do so by the rules and regulations of the Commission, it will file with the Commission (unless the Commission will not accept such a filing) and, within 15 days of filing, or attempting to file, the same with the Commission, furnish to the holders of the Notes:

     (1) all quarterly and annual financial and other information with respect to the Company and its Subsidiaries that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; and

     (2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

Events of Default and Remedies

   Each of the following constitutes an Event of Default under the Indenture:

     (1) default for 30 days in the payment when due of interest on the Notes;

     (2) default in payment when due of the principal of or premium, if any, on the Notes;

     (3) failure by the Company to comply with the provisions described under the caption "--Repurchase at the Option of Holders" or "--Certain Covenants--Merger, Consolidation or Sale of Assets;"

     (4) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture, the Notes or the Escrow Agreement;

     (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Issue Date, which default (a) is caused by a failure to pay principal of or premium or interest on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more and provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

     (6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million (net of applicable insurance coverage which is acknowledged in writing by the insurer), which judgments are not paid, discharged or stayed for a period of 60 days;

     (7) failure of the Escrow Agreement, at any time, to be in full force and effect (unless the Escrow Funds are released by the Escrow Agent) or any contest by the Company or any of its Subsidiaries of the validity or enforceability of the Escrow Agreement;

     (8) failure by any Guarantor to perform any covenant set forth in its Subsidiary Guarantee, or the repudiation by any Guarantor of its obligations under its Subsidiary Guarantee or the unenforceability of any Subsidiary Guarantee against a Guarantor for any reason; and

     (9) certain events of bankruptcy or insolvency with respect to the Company or any Guarantor.

   If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the preceding, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Guarantor, all outstanding Notes will become due and payable without further action or notice. The holders of a majority in principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all of the holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that have become due solely because of the acceleration) have been cured or waived. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to specified limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

   In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the general optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

   The holders of a majority in principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the principal of, or interest on, the Notes.

   The Company will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company will be required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Shareholders

   No director, officer, employee, incorporator or shareholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Subsidiary Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

   The Company may, at its option and at any time, elect to have all of the obligations of itself and any Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance") except for:

     (1) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below;

     (2) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

     (3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith; and

     (4) the Legal Defeasance provisions of the Indenture.

   In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

   In order to exercise either Legal Defeasance or Covenant Defeasance:

     (1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity date or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

     (2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

     (3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

     (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

     (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument, other than the Indenture, to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

     (6) the Company must have delivered to the Trustee an opinion of counsel to the effect that the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

     (7) the Company must deliver to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

     (8) the Company must deliver to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment and Waiver

   Except as provided below, the Indenture or the Notes may be amended with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

   Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder):

     (1) reduce the principal amount of Notes whose holders must consent to an amendment or waiver;

     (2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders");

     (3) reduce the rate of or change the time for payment of interest on any Note;

     (4) waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

     (5) make any Note payable in money other than that stated in the Notes;

     (6) make any change in the provisions of the Indenture relating to waivers of past defaults or the rights of holders of Notes to receive payments of principal of, premium, if any, or interest on the Notes (except as permitted in clause (7) hereof);

     (7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders");

     (8) alter the ranking of the Notes relative to other Indebtedness of the Company; or

     (9) make any change in the preceding amendment and waiver provisions.

   Notwithstanding the preceding, without the consent of any holder of Notes, the Company, any Guarantor and the Trustee may amend or supplement the Indenture or the Notes to:

     (1) cure any ambiguity, defect or inconsistency;

     (2) provide for uncertificated Notes in addition to or in place of certificated Notes;

     (3) provide for the assumption of the Company's obligations to holders of Notes in the case of a merger or consolidation;

     (4) make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder;

     (5) secure the Notes pursuant to the requirements of the covenant described above under the caption "--Liens;"

     (6) add any Guarantor or to release any Guarantor from its Subsidiary Guarantee, in each case as provided in the Indenture; or

     (7) comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

   Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Indenture or the Notes, unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Concerning the Trustee

   If the Trustee becomes a creditor of the Company, the Indenture limits its rights to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days or apply to the Commission for permission to continue or resign.

   The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to specified exceptions. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care as a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

   The Indenture, the Notes and the Subsidiary Guarantees will be governed by the laws of the State of New York.

Additional Information

   Anyone who receives this prospectus supplement may obtain a copy of the proposed form of Indenture without charge by writing to Frontier Oil Corporation, 10000 Memorial Drive, Suite 600, Houston, Texas 77024-3411,
Attention: Secretary.

Form, Denomination and Registration

 Global Notes; Book Entry Form

   DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or "DTC's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book entry changes in accounts of its Participants. DTC's Participants include securities brokers and dealers (including the underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or "DTC's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through DTC's Participants or DTC's Indirect Participants.

   The Company expects that, pursuant to procedures established by DTC, (1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Notes and (2) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of DTC's Participants), DTC's Participants and DTC's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by the Global Notes will be limited to such extent.

   Beneficial interests in one Global Note may be transferred to a person who takes delivery in the form of a beneficial interest in another Global Note only upon receipt by the Trustee of a written certification (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with the Indenture and with the Securities Act and any applicable securities laws of any state of the United States or any other jurisdiction. Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of a beneficial interest in another Global Note will, upon transfer, cease to be a beneficial interest in such Global Note and become a beneficial interest in the other Global Note and accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such a beneficial interest.

   So long as the Global Note holder is the registered owner of any Notes, the Global Note holder will be considered the sole holder under the Indenture of any Notes evidenced by the Global Notes. Beneficial owners of Notes evidenced by the Global Notes will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the Notes.

   Payments in respect of the principal of, premium, if any, and interest on any Notes registered in the name of the Global Note holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by DTC's Participants and DTC's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of DTC's Participants or DTC's Indirect Participants.

Certain Definitions

   Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

   "Adjusted Net Assets" of a Guarantor at any date shall mean the amount by which the fair value of the properties and assets of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under its Subsidiary Guarantee, of such Guarantor at such date.

   "Affiliate" of any specified Person means an "affiliate" of such Person, as such term is defined for purposes of Rule 144 under the Securities Act.

   "Asset Sale" means:

     (1) the sale, lease, conveyance or other disposition (a "disposition") of any assets or rights (including, without limitation, by way of a sale and leaseback), excluding dispositions in the ordinary course of business (provided that the disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Repurchase at the Option of Holders--Change of Control" and the provisions described above under the caption "--Certain Covenants--Merger, Consolidation or Sale of Assets" and not by the provisions described under the caption "-- Repurchase at the Option of Holders--Asset Sales");

     (2) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Subsidiaries; and

     (3) any Event of Loss,

whether, in the case of clause (1), (2) or (3), in a single transaction or a series of related transactions, provided that such transaction or series of transactions (a) has a fair market value in excess of $1.0 million or (b) results in the payment of net proceeds in excess of $1.0 million.

   Notwithstanding the preceding, the following transactions will not be deemed to be Asset Sales:

     (1) a disposition of obsolete or excess equipment or other assets;

     (2) a disposition of assets by the Company to a Wholly Owned Restricted Subsidiary or by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary;

     (3) a disposition of Equity Interests by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary;

     (4) a Permitted Investment or Restricted Payment that is permitted by the Indenture;

     (5) any lease of any equipment or other assets entered into in the ordinary course of business and with respect to which the Company or any Restricted Subsidiary thereof is the lessor, except any such lease that provides for the acquisition of such assets by the lessee during or at the end of the term thereof for an amount that is less than the fair market value thereof at the time the right to acquire such assets occurs;

     (6) any sale of inventory or hydrocarbons or other products (including crude oil and refined products), in each case in the ordinary course of business of the Company's operations; and

     (7) any trade or exchange by the Company or any Restricted Subsidiary of any inventory or hydrocarbons or other products (including crude oil and refined products) for similar products held by another Person; provided that the fair market value of the properties traded or exchanged by the Company or such Restricted Subsidiary is reasonably equivalent to the fair market value of the properties to be received by the Company or such Restricted Subsidiary.

   "Attributable Indebtedness" in respect of a sale-and-leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale-and-lease-back transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended). As used in the preceding sentence, "net rental payments" under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease that is terminable by the lessee upon payment of penalty, such net rental payment shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

   "Board of Directors" means the board of directors of the Company or any committee thereof duly authorized to act on behalf of such board.

   "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

   "Capital Stock" means:

     (1) in the case of a corporation, corporate stock;

     (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

     (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

     (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

   "Cash Equivalents" means:

     (1) United States dollars or up to $2.0 million of Canadian dollars;

     (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition;

     (3) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any commercial bank organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus in excess of $500 million;

     (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

     (5) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Ratings Services and in each case maturing within 180 days after the date of acquisition;

     (6) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (3) above, provided all such deposits do not exceed $2.0 million in the aggregate at any one time; and

     (7) money market mutual funds substantially all of the assets of which are of the type described in the preceding clauses (1) through (5).

   "Change of Control" means the occurrence of one or more of the following:

     (1) the sale, lease, transfer, conveyance or other disposition (other than by merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole;

     (2) the adoption of a plan relating to the liquidation or dissolution of the Company;

     (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as such term is used in Section 13(d) (3) of the Exchange Act) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting stock of the Company; or

     (4) the first day on which more than a majority of the members of the Board of Directors are not Continuing Directors;

provided, however, that a transaction in which the Company becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if (a) the shareholders of the Company immediately prior to such transaction "beneficially own" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding voting stock of the Company immediately following the consummation of such transaction and (b) immediately following the consummation of such transaction, no "person" (as such term is defined above), other than such other Person (but including the holders of the Equity Interests of such other Person), "beneficially owns" (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding voting stock of the Company.

   "Commission" means the Securities and Exchange Commission.

   "Common Stock" means the Common Stock of the Company, no par value.

   "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period on a consolidated basis, plus, to the extent deducted or excluded in calculating Consolidated Net Income for:

     (1) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale;

     (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries;

     (3) Consolidated Interest Expense of such Person and its Restricted Subsidiaries; and

     (4) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries.

In each case, on a consolidated basis and determined in accordance with GAAP.

   "Consolidated Interest Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Consolidated Interest Expense of such Person for such period; provided, however, that the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to each of the following transactions as if each such transaction had occurred at the beginning of the applicable four-quarter reference period:

     (1) any incurrence, assumption, guarantee or redemption by the Company or any of its Restricted Subsidiaries of any Indebtedness (other than revolving credit borrowings) subsequent to the commencement of the period for which the Consolidated Interest Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated Interest Coverage Ratio is made (the "Calculation Date");

     (2) any acquisition that has been made by the Company or any of its Restricted Subsidiaries, or approved and expected to be consummated within 30 days of the Calculation Date, including, in each case, through a merger or consolidation, and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date (in which case Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income); and

     (3) any other transaction that may be given pro forma effect in accordance with Article 11 of Regulation S-X as in effect from time to time;

provided further, however, that (a) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded and
(b) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

   "Consolidated Interest Expense" means, with respect to any Person for any period, determined on a consolidated basis in accordance with GAAP, the sum of, without duplication:

     (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations but excluding amortization of debt issuance costs); and

     (2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period.

   "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that:

     (1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof;

     (2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its shareholders;

     (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and

     (4) the cumulative effect of a change in accounting principles shall be excluded.

   "Consolidated Net Tangible Assets" means, with respect to any Person as of any date, the sum of the amounts that would appear on a consolidated balance sheet of such Person and its consolidated Restricted Subsidiaries as the total assets of such Person and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP and after deducting therefrom,
(1) to the extent otherwise included, unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or development expenses and other intangible items and (2) the aggregate amount of liabilities of the Company and its Restricted Subsidiaries that may be properly classified as current liabilities (including tax accrued as estimated), determined on a consolidated basis in accordance with GAAP.

   "Consolidated Net Worth" means, with respect to any Person as of any date, the sum, determined in accordance with GAAP, of:

     (1) the consolidated equity of the common shareholders of such Person and its consolidated Restricted Subsidiaries as of such date; plus

     (2) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less

       (a) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the Issue Date in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person,

       (b) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Restricted Subsidiaries and

       (c) all unamortized debt discount and expense and unamortized deferred charges as of such date.

   "Continuing Director" means, as of any date of determination, any member of the Board of Directors, who:

     (1) was a member of the Board of Directors on the Issue Date; or

     (2) was nominated for election to the Board of Directors with the approval of, or whose election to the Board of Directors was ratified by, at least a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

   "Credit Facility" means that certain Revolving Credit and Letter of Credit Agreement, dated November 1999, among Frontier Oil and Refining Company, Union Bank of California, N.A., Paribas and certain other banks including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, restated, modified, supplemented, extended, renewed, replaced, refinanced or restructured from time to time, whether by the same or any other agent or agents, lender or group of lenders, whether represented by one or more agreements and whether one or more Subsidiaries are borrowers or guarantors thereunder or parties thereto.

   "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

   "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures (excluding any maturity as a result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature or are redeemed or retired in full; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to repurchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof will not repurchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by the Company with the provisions of the Indenture described under the caption "Repurchase at the Option of Holders--Change of Control" or "Repurchase at the Option of Holders--Asset Sales," as the case may be.

   "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

   "Event of Loss" means, with respect to any property or asset of the Company or any Restricted Subsidiary, (a) any damage to such property or asset that results in an insurance settlement with respect thereto on the basis of a total loss or a constructive or compromised total loss or (b) the confiscation, condemnation or requisition of title to such property or asset by any government or instrumentality or agency thereof. An Event of Loss shall be deemed to occur as of the date of the insurance settlement, confiscation, condemnation or requisition of title, as applicable.

   "Existing Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Facility) in existence on the Issue Date, until such amounts are repaid.

   The term "fair market value" means, with respect to any asset or Investment, the fair market value of such asset or Investment at the time of the event requiring such determination, as determined in good faith by the Board of Directors or, with respect to any asset or Investment in excess of $10.0 million (other than cash or Cash Equivalents), as determined by a reputable appraisal firm that is, in the judgment of such Board of Directors, qualified to perform the task for which such firm has been engaged and independent with respect to the Company.

   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

   "Hedging Obligations" means, with respect to any Person, the obligations (to the extent they are incurred in the ordinary course of business) of such Person under:

     (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, but only to the extent that the notional amounts of such agreements do not exceed 105% of the aggregate principal amount of such Indebtedness to which such agreement relates;

     (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates;

     (3) any hedging agreement or other arrangement, in each case that is designed to provide protection against fluctuations in the price of crude oil and gasoline and other refined products (in the ordinary course of business and not for speculative purposes); and

     (4) any foreign currency futures contract, option or similar agreement or arrangement designed to protect such Person against fluctuations in foreign currency rates.

   "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the preceding indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP. The amount of any Indebtedness outstanding as of any date shall be the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and the principal amount thereof, in the case of any other Indebtedness.

   "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees by the referent Person of, and Liens on any assets of the referent Person securing, Indebtedness or other obligations of other Persons), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, however, that the following shall not constitute Investments:

     (1) extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business;

     (2) Hedging Obligations; and

     (3) endorsements of negotiable instruments and documents in the ordinary course of business.

   If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in clause (3) of the covenant described above under the caption "-- Certain Covenants--Restricted Payments."

   "Issue Date" means the date on which the Notes are originally issued under the Indenture.

   "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement respecting a lease not intended as a security agreement.

   "Make-Whole Amount" with respect to a Note means an amount equal to the excess, if any, of:

     (1) the present value of the remaining interest, premium, if any, and principal payments due on such Note as if such Note were redeemed on November 15, 2004, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over

     (2) the outstanding principal amount of such Note.

"Treasury Rate" is defined as the yield to maturity at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519), which has become publicly available at least two business days prior to the date of the redemption notice or, if such Statistical Release is no longer published, any publicly available source of similar market date) most nearly equal to the then remaining maturity of the Notes assuming redemption of the Notes on November 15, 2004; provided, however, that if the Make-Whole Average Life of such Note is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life of such Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. "Make-Whole Average Life" means the number of years (calculated to the nearest one-twelfth) between the date of redemption and November 15, 2004.

   "Make-Whole Price" with respect to a Note means the greater of:

     (1) the sum of the outstanding principal amount and Make-Whole Amount of such Note; and

     (2) the redemption price of such Note on November 15, 2004, determined pursuant to the Indenture (105.875% of the principal amount).

   "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding:

     (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale-and-leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

     (2) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

   "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of, without duplication:

     (1) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, sales commissions, recording fees, title transfer fees, title insurance premiums, appraiser fees and costs incurred in connection with preparing such asset for sale) and any relocation expenses incurred as a result thereof;

     (2) taxes paid or estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements);

     (3) amounts required to be applied to the repayment of Indebtedness (other than under the Credit Facility) secured by a Lien on the asset or assets that were the subject of such Asset Sale; and

     (4) any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such asset or assets, until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Company or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

   "Non-Recourse Debt" means Indebtedness:

     (1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or is otherwise directly or indirectly liable (as a guarantor or otherwise) or
  (b) constitutes the lender;

     (2) no default with respect to which (including any rights the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) the holders of other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

     (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries, except to the extent of any Indebtedness incurred by the Company or any of its Restricted Subsidiaries in accordance with clause (1) (a) above.

   "Pari Passu Indebtedness" means, with respect to any Net Proceeds from Asset Sales, Indebtedness of the Company and its Restricted Subsidiaries the terms of which require the Company or such Restricted Subsidiary to apply such Net Proceeds to offer to repurchase such Indebtedness.

   "Permitted Indebtedness" means:

     (1) the incurrence by the Company or a Restricted Subsidiary of Indebtedness under any Working Capital Facility in an aggregate principal amount at any one time outstanding not to exceed the greater of (a) $125 million and (b) an amount equal to the sum of 85% of the book value of accounts receivable (less allowance for doubtful accounts) and 70% of the inventory (less applicable reserves) of the Company and its Restricted Subsidiaries, calculated on a consolidated basis and in accordance with GAAP, plus $10 million and any fees, premiums, expenses (including costs of collection), indemnities and similar amounts payable in connection with such Indebtedness, and less any amounts repaid permanently in accordance with the covenant described under the caption "--Repurchase at the Option of Holders--Asset Sales;"

     (2) the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;

     (3) the incurrence by the Company and its Restricted Subsidiaries of Hedging Obligations;

     (4) the incurrence by the Company of Indebtedness represented by the Notes;

     (5) the incurrence of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries, provided that (a) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinate to the payment in full of all obligations with respect to the Notes and (b) (1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company, or (2) any sale or other transfer of any such Indebtedness to a Person that is neither the Company nor a Restricted Subsidiary of the Company, shall be deemed to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

     (6) Indebtedness in respect of bid, performance or surety bonds issued for the account of the Company or any Restricted Subsidiary thereof in the ordinary course of business, including guarantees or obligations of the Company or any Restricted Subsidiary thereof with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

     (7) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness that was permitted by the Indenture to be incurred (other than pursuant to clause (1) or (5) of this definition);

     (8) incurrence by any Subsidiary of the Company of a Subsidiary
  Guarantee;

     (9) incurrence of Non-Recourse Debt; or

     (10) incurrence by the Company or any Restricted Subsidiary of any additional Indebtedness not to exceed $15.0 million at any time outstanding.

   In the event that the incurrence of any Indebtedness would be permitted under the covenant "Incurrence of Indebtedness and Issuance of Disqualified Stock" or one or more of the provisions of this definition, the Company may designate (in the form of an officers' certificate delivered to the Trustee) the particular provision of the Indenture pursuant to which it is incurring such Indebtedness.

   "Permitted Investments" means:

     (1) any Investment in the Company or in a Restricted Subsidiary of the Company;

     (2) any Investment in Cash Equivalents;

     (3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

     (4) any Investment made as a result of the receipt of non-cash consideration from (a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-- Repurchase at the Option of Holders--Asset Sales" or (b) a disposition of assets that does not constitute an Asset Sale;

     (5) acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; and

     (6) Investments in a Person engaged in the Principal Business, provided that the aggregate amount of such Investments pursuant to this clause (6) in Persons that are not Restricted Subsidiaries of the Company shall not exceed $30.0 million at any one time.

   "Permitted Liens" means:

     (1) Liens securing Indebtedness incurred pursuant to clause (1) of the definition of "Permitted Indebtedness;"

     (2) Liens in favor of the Company or any of its Restricted Subsidiaries;

     (3) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to its contemplation of such merger or consolidation and do not extend to any property other than those of the Person merged into or consolidated with the Company or any of its Restricted Subsidiaries;

     (4) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to its contemplation of such acquisition and do not extend to any other property;

     (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, bid or performance bonds, insurance obligations or other obligations of a like nature incurred in the ordinary course of business;

     (6) Liens securing Hedging Obligations;

     (7) Liens existing on the Issue Date;

     (8) Liens securing Non-Recourse Debt;

     (9) any interest or title of a lessor under a Capital Lease Obligation or an operating lease;

     (10) Liens arising by reason of deposits necessary to obtain standby letters of credit in the ordinary course of business (including deposits necessary to obtain standby letters of credit);

     (11) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security and related benefits;

     (12) easements, rights of way restrictions and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any Restricted Subsidiary;

     (13) any other Liens imposed by operation of law which do not materially affect the Company's or any Guarantor's ability to perform its obligations under the Notes or any Subsidiary Guarantee;

     (14) any attachment or judgment Lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within 60 days after the expiration of any such stay;

     (15) Liens to secure Purchase Money Indebtedness, which Liens shall not extend to any other property or assets of the Company or a Restricted Subsidiary (other than any associated accounts, contracts and insurance proceeds);

     (16) Liens securing Permitted Refinancing Indebtedness with respect to any Indebtedness referred to in clause (15) above; and

     (17) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary.

   "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that:

     (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus premium, if any, and accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith);

     (2) such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

     (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable, taken as a whole, to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

     (4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided, however, that a Restricted Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Indebtedness incurred by the Company, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided further, however, that if such Permitted Refinancing Indebtedness is subordinated to the Notes, such guarantee shall be subordinated to such Restricted Subsidiary's Subsidiary Guarantee to at least the same extent.

   "Principal Business" means:

     (1) the business of the exploration for, and development, acquisition, production, processing, marketing, refining, storage and transportation of, hydrocarbons;

     (2) any related energy and natural resource business;

     (3) any business currently engaged in by the Company or its Subsidiaries;

     (4) convenience stores, retail service stations, truck stops and other public accommodations in connection therewith; and

     (5) any activity or business that is a reasonable extension, development or expansion of any of the preceding.

   "Purchase Money Indebtedness" means Indebtedness incurred for the purpose of
(1) financing all or any part of the purchase price of any real or personal property or assets incurred prior to, at the time of, or within 120 days after, the acquisition of such property or assets or (2) financing all or any part of the cost of construction of any such property or assets, provided that the amount of any such financing shall not exceed the amount expended in the acquisition of, or the construction of, such property or assets.

   "Qualified Equity Offering" means (1) any sale of Equity Interests (other than Disqualified Stock) of the Company pursuant to an underwritten offering registered under the Securities Act or (2) any sale of Equity Interests (other than Disqualified Stock) of the Company so long as, at the time of consummation of such sale, the Company has a class of common equity securities registered pursuant to Section 12(b) or Section 12(g) under the Exchange Act.

   "Restricted Investment" means an Investment other than a Permitted
Investment.

   "Restricted Subsidiary" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

   "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

   "Subsidiary" means, with respect to any Person, (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

   "Unrestricted Subsidiary" means any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary at the time of such designation:

     (1) has no Indebtedness other than Non-Recourse Debt;

     (2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless such agreement, contract, arrangement or understanding does not violate the terms of the Indenture described under the caption "-- Certain Covenants--Transactions with Affiliates;" and

     (3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results, in each case, except to the extent otherwise permitted by the Indenture.

Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "--Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "--Incurrence of Indebtedness and Issuance of Disqualified Stock," the Company shall be in default of such covenant). The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "--Incurrence of Indebtedness and Issuance of Disqualified Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (2) no Default or Event of Default would be in existence following such designation.

   "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one twelfth) that will elapse between such date and the making of such payment, by (2) the then outstanding principal amount of such Indebtedness.

   "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person to the extent (1) all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned directly or indirectly by such Person or (2) such Restricted Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Restricted Subsidiary to transact business in such foreign jurisdiction, provided that such Person, directly or indirectly, owns the remaining Capital Stock or ownership interests in such Restricted Subsidiary and, by contract or otherwise, controls the management and business of such Restricted Subsidiary and derives the economic benefits of ownership of such Restricted Subsidiary to substantially the same extent as if such Restricted Subsidiary were a wholly owned Restricted Subsidiary.

   "Working Capital Facility" includes the Credit Facility and any other working capital facilities entered into by the Company or any of its Restricted Subsidiaries, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, restated, modified, supplemented, extended, renewed, replaced, refinanced or restructured from time to time, whether by the same or any other agent or agents, lender or group of lenders, whether represented by one or more agreements and whether one or more Subsidiaries are borrowers, guarantors thereunder or parties thereto.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of the notes by an initial purchaser of the notes. This discussion only applies to you if you are a U.S. holder who holds notes as capital assets. The tax treatment of holders of the notes may vary depending upon their particular situation. Special rules not discussed here may apply to you if you are, for example, a broker-dealer, a dealer in securities, a financial institution, an insurance company, a tax-exempt organization, or holding the notes as part of a hedge, straddle or other risk reduction or constructive sale transaction.

   You are a U.S. holder if you hold notes and you are:

  . a citizen or resident of the United States;

  . a corporation or partnership created or organized in the U.S. or under the laws of the U.S. or of any political subdivision thereof;

  . an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  . a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust.

   This discussion is based on current law. Changes in the law may change the tax treatment of the notes on a prospective or retroactive basis. This summary does not consider state, local or foreign tax laws. In addition, it does not include all of the rules which may affect the U.S. tax treatment of your investment in the notes. Please consult your tax advisor concerning the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to your particular situation rather than relying on this general discussion.

 Taxation of Stated Interest

   Qualified stated interest, or QSI, is stated interest, other than any stated interest payable in kind, that is unconditionally payable at least annual at a single fixed rate. All of the stated interest on the notes should qualify as QSI because that interest is unconditionally payable throughout the term of the notes at a single fixed rate:

   You generally must pay federal income tax on stated interest on the notes:

  . when it accrues, if you use the accrual method of accounting for U.S.
    federal income tax purposes; or

  . when you receive it, if you use the cash method of accounting for U.S.
    federal income tax purposes.

 Taxation of Original Issue Discount on the Notes

   Holders of notes issued with original issue discount, or OID, must include that OID in gross income as ordinary interest income. OID is defined as the excess of the stated redemption price at maturity of a note over the amount paid for the note. The amount of OID with respect to a note is considered zero if the OID is considered to be a de minimis amount in each year the note is outstanding. Under Treasury regulations relating to OID, if as of the issue date there is a payment schedule, such as a mandatory redemption, that is "significantly more likely than not to occur" then OID must be calculated as if that payment schedule (such as a redemption) were certain to occur.

   The notes are subject to a special mandatory offer to repurchase if we do not close the acquisition of the El Dorado refinery prior to or on January 11, 2000. Although not free from doubt, based on our current expectations, we believe that the El Dorado refinery acquisition will close prior to or on January 11, 2000. Thus, although the Internal Revenue Service could disagree, we believe the special mandatory offer to repurchase should not be viewed as "significantly more likely than not to occur." As a result, we intend to take the position, based on the advice of counsel, that the notes will not be deemed to be issued with OID.

 Sale or Other Taxable Disposition of Notes

   You must recognize taxable gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note. The amount of your gain or loss equals the difference between the amount you receive for the note in cash or other property, valued at fair market value, minus the amount attributable to accrued QSI on the note, minus your adjusted tax basis in the note. Your tax basis in a note equals the price you paid for the note increased by amounts previously includible in income as OID and reduced by any payments other than payments of QSI made on the note.

   Your gain or loss will generally be a long-term capital gain or loss if your holding period in the note is more than one year. Otherwise, it will be a short-term capital gain or loss. Payments attributable to accrued QSI which you have not yet included in income will be taxed as ordinary interest income.

 Backup Withholding

   You may be subject to a 31% backup withholding tax with respect to payments of interest, including original issue discount, principal and premium on, and any proceeds upon the sale or disposition of, a note. Certain holders, including, among others, corporations and certain tax-exempt organizations, are generally not subject to backup withholding. In addition, the 31% backup withholding tax will not apply to you if you provide your taxpayer identification number in the prescribed manner unless:

  . the IRS notifies us or our agent that the taxpayer identification number you provided is incorrect;

  . you fail to report interest and dividend payments that you receive on your tax return and the IRS notifies us or our agent that withholding is required; or

  . you fail to certify under penalties of perjury that you are not subject to backup withholding.

   You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining an exemption. If the 31% backup withholding tax does apply to you, you may use the amounts withheld as a refund or credit against your United States federal income tax liability as long as you provide certain information to the IRS.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated November 5, 1999, each underwriter named below has severally agreed to purchase, and Frontier has agreed to sell to such underwriter, the principal amount of notes set forth opposite the name of such underwriter.

                                                                   Principal
                                                                   Amount of
        Name                                                         Notes
        ----                                                      ------------
      Bear, Stearns & Co. Inc.................................... $114,000,000
      Lehman Brothers Inc........................................   38,000,000
      Warburg Dillon Read LLC....................................   38,000,000
                                                                  ------------
        Total.................................................... $190,000,000
                                                                  ============

   The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

   The following table shows the underwriting discounts and commissions to be paid to the underwriters by Frontier in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                                Paid by Frontier
                                                                ----------------
      Per note ................................................       3.00%

   The underwriters have agreed that if the acquisition of the El Dorado refinery does not occur and there is a special mandatory redemption of the Notes, two-thirds of the underlying discounts and commissions will be repaid to Frontier.

   In connection with the offering, Bear, Stearns & Co. Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Bear, Stearns & Co. Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

   Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

   Frontier estimates that its total expenses of this offering will be $800,000.

   The underwriters have performed certain investment banking and advisory services for Frontier from time to time for which they have received customary fees and expenses. Frontier intends to retain Bear, Stearns & Co. Inc. as a financial adviser upon the acquisition of the El Dorado refinery and will pay a fee of $500,000 in connection therewith. The underwriters may, from time to time, engage in transactions with and perform services for Frontier in the ordinary course of their business.

   Frontier has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

   It is expected that delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fourth business day following the date of pricing of the notes (such settlement cycle being herein referred to as "T+4"). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing should consult their own advisor.

                                 LEGAL MATTERS

   The validity of the notes offered hereby will be passed upon for Frontier by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters relating to the notes will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

   The financial statements included and incorporated by reference in this prospectus supplement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

          INDEX TO HISTORICAL STATEMENTS OF INCOME BEFORE INTEREST AND
                     INCOME TAXES OF THE EL DORADO REFINERY

Report of Independent Public Accountants.................................... F-2

Statements of Income Before Interest and Income Taxes....................... F-3

Notes to Statements of Income Before Interest and Income Taxes.............. F-4

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Equilon Enterprises LLC:

   We have audited the accompanying statements of income before interest and income taxes for the El Dorado refinery (El Dorado) for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of Equilon Enterprises LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and are not intended to be a complete presentation of El Dorado's revenues and expenses.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the income before interest and income taxes of El Dorado for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
October 6, 1999

                               El Dorado Refinery

             Statements of Income Before Interest and Income Taxes

                                 (In Thousands)

                              For the year ended December   For the six months
                                          31,                 ended June 30,
                              ----------------------------- ------------------
                                 1996       1997     1998     1998     1999
                              ----------  -------- -------- -------- ---------
REVENUES
  Sales and other revenue ... $1,009,065  $962,162 $712,910 $366,924 $ 368,116
                              ----------  -------- -------- -------- ---------
COSTS AND EXPENSES
  Purchases and other costs..    847,066   754,451  509,871  250,261   274,894
  Operating expenses.........    144,287   149,654  144,087   72,106    65,386
  Selling, general and
   administrative expenses...      7,693     7,025    6,455    3,213     2,723
  Depreciation and
   amortization..............     19,552    19,520   19,651    9,859     9,932
  Taxes other than income
   taxes.....................      3,617     3,534    3,388    1,878     1,881
  Impairment expense.........         --        --       --       --   190,600
                              ----------  -------- -------- -------- ---------
  Total costs and expenses...  1,022,215   934,184  683,452  337,317   545,416
INCOME BEFORE INTEREST AND
 INCOME TAXES................ $  (13,150) $ 27,978 $ 29,458 $ 29,607 $(177,300)
                              ==========  ======== ======== ======== =========

                               El Dorado Refinery

         Notes to Statements of Income Before Interest and Income Taxes

1. Basis of Presentation

   In October 1999, Frontier Oil Company (the "Company") signed an agreement to acquire from Equilon Enterprises LLC ("Equilon"), a refinery located in El Dorado, Kansas, for approximately $170 million. In addition, the Company will purchase the hydrocarbon inventory located at the refinery on the closing date. The acquisition is expected to close in November 1999.

   The Statements of Income Before Interest and Income Taxes associated with the El Dorado refinery were derived from Equilon's accounting records. Certain expense items not directly associated with the El Dorado refinery, such as interest, income taxes and corporate overhead, were not recorded in the El Dorado refinery's accounting records. Any allocation of such costs would be arbitrary and would not be indicative of what such costs actually would have been had the El Dorado refinery been operated as a stand-alone entity.

   Because of the lack of segregated or easily obtainable and reliable data for asset and liability balances other than property, plant and equipment and inventories, a balance sheet is not presented for the El Dorado refinery.

2. Related Party Transactions

   Sales of refined products from the El Dorado refinery were primarily intercompany in nature based on prevailing refined product market prices. Such intercompany sales amounted to $940,979,000, $877,135,000 and $643,564,000 for the years ended December 31, 1996, 1997 and 1998, respectively. Intercompany sales amounted to $326,463,000 and $326,356,000 for the six months ended June 30, 1998 and 1999, respectively. Substantially all crude purchases were intercompany in nature based on prevailing crude market prices.

3. Acquired Assets

   The following tables present the historical cost of the fixed assets and inventories of the El Dorado refinery, as of December 31, 1997 and 1998 and June 30, 1999 (in thousands).

                                          December 31, December 31,  June 30,
                                              1997         1998        1999
                                          ------------ ------------ -----------
                                                                    (unaudited)
Property, Plant and Equipment............   $546,000     $563,800    $564,600
Less: Accumulated Depreciation...........    175,400      194,100     204,000
   Accumulated Impairment................         --           --     190,600
                                            --------     --------    --------
Net Property, Plant and Equipment........   $370,600     $369,700    $170,000
                                            ========     ========    ========

   The total capital expenditures were $18.8 million, $18.7 million and $0.8 million for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999, respectively.

   In the second quarter of 1999, Equilon recorded an impairment charge of approximately $190.6 million, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," to reduce the carrying value of the El Dorado refinery to the estimated sales price of $170 million.

                                           December 31, December 31,  June 30,
                                               1997         1998        1999
                                           ------------ ------------ -----------
                                                                     (unaudited)
Hydrocarbon Inventories...................   $19,930      $26,767      $21,870
Materials and Supplies....................    11,400        7,700        8,074
                                             -------      -------      -------
  Total Inventories.......................   $31,330      $34,467      $29,944
                                             =======      =======      =======

   All inventories are valued at the lower of cost or market. The cost of hydrocarbon inventories is determined on the last-in, first-out (LIFO) method, while materials and supplies are stated at average cost. The excess of market value over the book value of inventories carried at cost on the LIFO basis of accounting was approximately $33.9 million, $8.8 million and $23.4 million at December 31, 1997 and 1998, and June 30, 1999, respectively.

PROSPECTUS

                                  $250,000,000

                            Frontier Oil Corporation

                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK

                               ----------------

   We may offer from time to time (1) unsecured debt securities consisting of senior notes and debentures and subordinated notes and debentures and/or other unsecured evidences of indebtedness in one or more series, (2) shares of preferred stock and (3) shares of common stock.

   The aggregate initial offering price of the securities that we offer will not exceed $250,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings.

   We will provide the specific terms of the securities in supplements to this Prospectus. You should read this Prospectus and the Prospectus Supplement(s) carefully before you invest in any of our securities. This Prospectus may not be used to consummate sales of our securities unless it is accompanied by a Prospectus Supplement.

   Our common stock is listed for trading on the New York Stock Exchange under the symbol "FTO."

                               ----------------

Consider carefully the risk factors beginning on page 3.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this Prospectus is September 23, 1999.

                               TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION.........................................   1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................   1

FORWARD-LOOKING STATEMENTS..................................................   2

FRONTIER OIL CORPORATION....................................................   3

RISK FACTORS................................................................   3

USE OF PROCEEDS.............................................................   4

RATIOS OF EARNINGS TO FIXED CHARGES.........................................   4

DESCRIPTION OF DEBT SECURITIES..............................................   5

DESCRIPTION OF EQUITY SECURITIES............................................  10

PLAN OF DISTRIBUTION........................................................  11

LEGAL MATTERS...............................................................  12

EXPERTS.....................................................................  12

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Such material also may be accessed electronically by means of the SEC's home page on the internet at http://www.sec.gov. Our common stock is listed for trading on the New York Stock Exchange under the trading symbol "FTO," and reports, proxy statements and other information concerning us may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. You may also obtain information on our company at our home page on the internet at http://www.frontieroil.com.

   We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, with respect to these securities. This Prospectus does not contain all of the information in the registration statement. For further information on us and these securities, you should read the registration statement and the exhibits attached to the registration statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents which we have previously filed with the SEC pursuant to the Exchange Act are incorporated into this Prospectus by reference:

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998; and

     2. Our Quarterly Report on Form 10-Q for the quarter ended March 31,
  1999.

   All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   We will provide without charge to each person, including any beneficial owner of a security, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Frontier Oil Corporation, 10000 Memorial Drive, Suite 600, Houston, Texas 77024-3411,
Attention: Secretary (telephone: (713) 688-9600).

                           FORWARD-LOOKING STATEMENTS

   Statements in this Prospectus and the accompanying Prospectus Supplement (including the documents incorporated by reference herein) concerning us which are (1) projections of revenues, earnings, earnings per share, capital expenditures or other financial items, (2) statements of plans and objectives for future operations, including acquisitions, (3) statements of future economic performance, or (4) statements of assumptions or estimates underlying or supporting the foregoing are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The ultimate accuracy of forward-looking statements is subject to a wide range of business risks and changes in circumstances, and actual results and outcomes often differ from expectations.

   Important factors that could cause our actual results to differ materially from estimates or projections contained in forward-looking statements include, among others:

  . the timing and extent of changes in commodity prices and underlying demand and availability of crude oil and other refinery feedstocks, refined products, and natural gas;

  . actions of our customers and competitors;

  . changes in the cost or availability of pipelines and other means of transporting feedstocks and products;

  . state and federal environmental, economic, safety and other policies and regulations, any changes therein, and any legal or regulatory delays or other factors beyond our control;

  . execution of planned capital projects;

  . weather conditions affecting our operations or the areas in which our products are marketed;

  . political developments in foreign countries;

  . the conditions of the capital markets and equity markets during the periods covered by the forward-looking statements;

  . earthquakes or other natural disasters affecting operations;

  . adverse rulings, judgments or settlements in litigation or other legal matters, including unexpected environmental remediation costs in excess of any reserves; and

  . adverse changes in the credit ratings assigned to our trade credit.

For more information, see our Form 10-K for the year ended December 31, 1998 and Form 10-Q for the quarter ended March 31, 1999.

   All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

                            FRONTIER OIL CORPORATION

   We are an independent energy company engaged in crude oil refining and the wholesale marketing of refined petroleum products, primarily in the Rocky Mountain region of the United States. We operate a complex refinery (generally referred to as the "Cheyenne Refinery") in Cheyenne, Wyoming with a permitted crude oil capacity of 41,000 barrels per day (barrels per day).

   We market refined products primarily in eastern Colorado (including the Denver metropolitan area) and eastern Wyoming, or the "Eastern Slope area" of the Rocky Mountain region. We also market refined products in western Nebraska and, through exchange agreements with other refiners, in the Dakotas and Utah. Accordingly, of the fifteen crude oil refineries in the Rocky Mountain region, we only consider the four other refineries (two in Denver and two in Wyoming) located within the Eastern Slope area to be our direct competitors, although additional competition comes from refineries outside the Eastern Slope area that supply refined products to the area via pipeline.

   We were incorporated in Wyoming. Our principal executive offices are located at 10000 Memorial Drive, Suite 600, Houston, Texas 77024-3411, (telephone:
(713) 688-9600).

                                  RISK FACTORS

   The securities to be offered by this Prospectus may involve a high degree of risk. Such risks will be set forth in the Prospectus Supplement relating to such security. In addition, certain risk factors, if any, relating to our business will be set forth in the Prospectus Supplement.

                                USE OF PROCEEDS

   Unless otherwise specified in a Prospectus Supplement, we will use the net proceeds received by us from the sale of the securities offered by this Prospectus to finance acquisitions, refinance certain existing indebtedness and for general corporate purposes. We may invest funds not required immediately for such purposes in marketable securities and short-term investments.

                      RATIOS OF EARNINGS TO FIXED CHARGES

                                      Three Months     Year Ended December 31,
                                         Ended         --------------------------
                                     March 31, 1999(1) 1998 1997 1996  1995  1994
                                     --------------    ---- ---- ----  ----  ----
Ratio of Earning to Fixed Charges...       (2)         3.3  1.5   (2)   (2)  1.1
Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock
 Dividend Requirements(3)...........       (2)         3.3  1.5   (2)   (2)  1.1

--------
(1) Because of the seasonal nature of our business, the ratio for the three-month period may not necessarily be indicative of the ratio that will result for the full year 1999.
(2) Earnings during the three months ended March 31, 1999 and the years 1996 and 1995 were insufficient to cover fixed charges by $4.8 million, $11.6 million and $19.3 million, respectively.
(3) The ratio of earnings to combined fixed charges and preferred stock dividend requirements for the periods presented is the same as the ratio of earnings to fixed charges since we have no outstanding preferred stock and, therefore, no dividend requirements.

   For purposes of calculating these ratios: (1) "fixed charges" consist of interest expense (whether expensed or capitalized), amortization of debt discount and issuance costs and the portion of rental expense estimated to be equivalent to interest; and (2) "earnings" represent earnings before income taxes and extraordinary loss on extinguishments of debt plus fixed charges, excluding capitalized interest.

                         DESCRIPTION OF DEBT SECURITIES

   Any debt securities we offer under our Prospectus Supplement ("Debt Securities") will be our direct unsecured general obligations. The Debt Securities will be either senior Debt Securities or subordinated Debt Securities. The Debt Securities will be issued under one or more separate indentures between us and a banking or financial institution, as Trustee. Senior Debt Securities will be issued under a "Senior Indenture" and subordinated Debt Securities will be issued under a "Subordinated Indenture." Together the Senior Indenture and the Subordinated Indenture are called "Indentures."

   We have summarized selected provisions of the Indentures below. The summary is not complete.

General

   The Debt Securities will be our direct, unsecured obligations. The senior Debt Securities will rank equally with all of our other senior and unsubordinated debt. The subordinated Debt Securities will have a junior position to all of our senior debt.

   We conduct a substantial part of our operations through our subsidiaries. To the extent of such operations, holders of Debt Securities will have a position junior to the prior claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preferred stockholders, except to the extent that we may ourself be a creditor with recognized claims against any subsidiary. Our ability to pay the principal of and premium, if any, and interest on any Debt Securities is, to a large extent, dependent upon the payment to us of dividends, interest or other charges by our subsidiaries.

   A Prospectus Supplement and an Indenture relating to any series of Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

  . The title and type of the Debt Securities;

  . The total principal amount of the Debt Securities;

  . The percentage of the principal amount at which the Debt Securities will be issued and any payments due if the maturity of the Debt Securities is accelerated;

  . The dates on which the principal of the Debt Securities will be payable;

  . The interest rate which the Debt Securities will bear and the interest payment dates for the Debt Securities;

  . Any optional redemption periods;

  . Any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the Debt Securities;

  . Any provisions granting special rights to holders when a specified event occurs;

  . Any changes to or additional events of default or covenants;

  . Any special tax implications of the Debt Securities, including provisions for original issue discount securities, if offered; and

  . Any other terms of the Debt Securities.

   None of the Indentures will limit the amount of Debt Securities that may be issued. Each Indenture will allow Debt Securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

   Debt Securities of a series may be issued in registered, coupon or global form.

Denominations

   The Prospectus Supplement for each issuance of Debt Securities will state that the securities will be issued in registered form of $1,000 each or multiples thereof.

Subordination

   Under a Subordinated Indenture, payment of the principal, interest and any premium on the subordinated Debt Securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt. The Subordinated Indenture will provide that no payment of principal, interest and any premium on the subordinated Debt Securities may be made in the event:

  . of any insolvency, bankruptcy or similar proceeding involving us or our property, or

  . we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due.

   The Subordinated Indenture will not limit the amount of senior debt that we may incur.

   "Senior debt" includes all notes or other unsecured evidences of indebtedness, including guarantees given by us, for money borrowed by us, not expressed to be subordinate or junior in right of payment to any of our other indebtedness.

Consolidation, Merger or Sale

   Each Indenture generally will permit a consolidation or merger between us and another corporation. They also will permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation shall assume all of our responsibilities and liabilities under the Indentures, including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indentures. However, we will consolidate or merge with or into any other corporation or sell all or substantially all of our assets only according to the terms and conditions of the Indentures. The remaining or acquiring corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indentures. Thereafter, the successor corporation may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation. If we sell all or substantially all of our assets, we shall be released from all our liabilities and obligations under any Indenture and under the Debt Securities.

Modification of Indentures

   Each Indenture will provide that our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against any holder without its consent.

Events of Default

   "Event of Default," when used in an Indenture, will mean any of the following:

  . failure to pay the principal of or any premium on any Debt Security when due;

  . failure to deposit any sinking fund payment when due;

  . failure to pay interest on any Debt Security for 30 days;

  . failure to perform any other covenant in the Indenture that continues for 90 days after being given written notice;

  . certain events in bankruptcy, insolvency or reorganization of us; or

  . any other Event of Default included in any Indenture or supplemental indenture.

   An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under an Indenture. The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

   If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of a specified percentage in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a specified percentage the aggregate principal amount of the Debt Securities of that series can void the declaration.

   Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities.

Covenants

   Under the Indentures, we will:

  . pay the principal of, and interest and any premium on, the Debt
    Securities when due;

  . maintain a place of payment;

  . deliver a report to the Trustee at the end of each fiscal year reviewing our obligations under the Indentures; and

  . deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Payment and Transfer

   Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the Debt Securities are registered on days specified in the Indentures or any Prospectus Supplement. Debt Securities payments in other forms will be paid at a place designated by us and specified in a Prospectus Supplement.

   Fully registered securities may be transferred or exchanged at the corporation trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

   Certain series of the Debt Securities may be issued as permanent global Debt Securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the Prospectus Supplement, the following is a summary of the depository arrangements applicable to Debt Securities issued in permanent global form and for which The Depositary Trust Company ("DTC") acts as depositary (the "Global Debt Securities").

   Each Global Debt Security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, Global Debt Securities are not exchangeable for definitive certificated Debt Securities.

   Ownership of beneficial interests in a Global Debt Security is limited to institutions that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a Global Debt Security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a Global Debt Security. Ownership of beneficial interests in a Global Debt Security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the Debt Securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statement of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Debt Security.

   Payment of principal of, and interest on, Debt Securities represented by a Global Debt Security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Debt Security representing the Debt Securities. We have been advised by DTC that upon receipt of any payment of principal of, or interest on, a Global Debt Security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Global Debt Security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a Global Debt Security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

   Neither we, any Trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent Global Debt Security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

   A Global Debt Security is exchangeable for definitive Debt Securities registered in the name of, and a transfer of a Global Debt Security may be registered to, any person other than DTC or its nominee, only if:

  . DTC notifies us that it is unwilling or unable to continue as depositary for that Global Debt Security or at any time DTC ceases to be registered under the Exchange Act;

  . we determine in our discretion that the Global Debt Security shall be exchangeable for definitive Debt Securities in registered form; or

  . there shall have occurred and be continuing an Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default under the Debt Securities.

   Any Global Debt Security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive Debt Securities in registered form, of like tenor and of an equal aggregate principal amount as the Global Debt Security, in denominations of $1,000 and integral multiples thereof. The definitive Debt Securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the Global Debt Security.

   Except as provided above, owners of the beneficial interests in a Global Debt Security will not be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the holders of Debt Securities for any purpose under the Indentures. No Global Debt Security shall be exchangeable except for another Global Debt Security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a Global Debt Security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Global Debt Security or the Indentures.

   We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a Global Debt Security desires to give or take any action that a holder is entitled to give or take under the Debt Securities or the Indentures, DTC would authorize the participants holding the relevant beneficial interest to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

   DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Defeasance

   We will be discharged from our obligations on the Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of the series. If this happens, the holders of the Debt Securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities.

   Under Federal income tax law as of the date of this Prospectus, a discharge may be treated as an exchange of the related Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the Debt Securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the Federal income tax law.

Meetings

   Each Indenture contains provisions describing how meetings of the holders of Debt Securities of a series may be convened. A notice of the meeting must always be given in the manner described under "--Notices" below. Generally speaking, except for any consent that must be given by all holders of a series as described under "--Modification of Indentures" above, any resolution presented at a meeting of the holders of a series of Debt Securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series, unless the Indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding Debt Securities of a series. In that case, the holders of outstanding Debt Securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series in accordance with the applicable Indenture will be binding on all holders of Debt Securities of that series and any related coupons, unless, as discussed in "--Modification of Indentures" above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding Debt Securities of a series.

Governing Law

   Each Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

Notices

   Notices to holders of Debt Securities will be given by mail to the addresses of such holders as they appear in the security register for such Debt Securities.

No Personal Liability of Officers, Directors, Employees or Stockholders

   No director, officer, employee or stockholder, as such, of ours or any of our affiliates shall have any personal liability in respect of our obligations under any Indenture or the Debt Securities by reason of his, her or its status as such.

                        DESCRIPTION OF EQUITY SECURITIES

Common Stock

   Our Certificate of Incorporation, as amended, currently authorizes us to issue up to 50,000,000 shares of common stock and up to 500,000 shares of preferred stock. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. There are no redemption provisions with respect to any shares of common stock. All of the outstanding shares of common stock are, and the common stock offered by this Prospectus will be, upon issuance against full payment of the purchase price therefor, fully paid and nonassessable. As of April 23, 1999 there were issued and outstanding 27,281,124 shares of common stock. As of that date, we also had 2,000,000 shares of common stock reserved for issuance under our 1999 Stock Plan.

   The transfer agent and registrar for our common stock is Harris Trust and Savings Bank (Chicago, Illinois). The common stock is listed on the New York Stock Exchange under the symbol "FTO."

Preferred Stock

   We may issue shares of our preferred stock in one or more series. We will determine the dividend, voting, conversion and other rights of the series being offered and the terms and conditions relating to its offering and sale at the time of the offer and sale.

   Our Certificate of Incorporation authorizes us to issue preferred stock, in one or more series, without stockholder action. We can issue up to 500,000 shares of preferred stock, and our board of directors can determine the number of shares of each series, and the rights, preferences and limitations of each series. We may also amend our Certificate of Incorporation to increase the number of authorized shares of preferred stock in a manner permitted by our Certificate of Incorporation and the Wyoming General Corporation Law. As of the date of this Prospectus, we have no shares of preferred stock outstanding.

   The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the Prospectus Supplement relating to that series of preferred stock. Those terms may include:

  . the number of shares of the series of preferred stock being offered;

  . the title and liquidation preference per share of that series of the preferred stock;

  . the purchase price of the preferred stock;

  . the dividend rate (or method for determining such rate);

  . the dates on which dividends will be paid;

  . whether dividends on that series of preferred stock will be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate;

  . any redemption or sinking fund provisions applicable to that series of preferred stock;

  . any conversion provisions applicable to that series of preferred stock;

  . voting rights of the preferred stock;

  . whether we have elected to offer Depositary Shares with respect to that series of preferred stock; or

  . any additional dividend, liquidation, redemption, sinking fund and other rights and restrictions applicable to that series of preferred stock.

   The terms of any series of preferred stock being offered will be disclosed in the Prospectus Supplement relating to that series of preferred stock. You should refer to the Certificate of Designations relating to the series of the preferred stock for the complete terms of that preferred stock. That Certificate of Designations for any series of preferred stock will be filed with the SEC promptly after the offering of that series of preferred stock.

   The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement, in the event we liquidate, dissolve or wind-up our business, each series of preferred stock will have the same rank as to dividends and distributions as each other series of the preferred stock we may issue in the future.

                              PLAN OF DISTRIBUTION

   We may sell the securities through agents; through underwriters or dealers; or directly to one or more purchasers.

By Agents

   Securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

   If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

   We may also sell these securities directly. In this case, no underwriters or agents would be involved.

General Information

   Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a Prospectus Supplement.

   We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

   Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their business.

                                 LEGAL MATTERS

   The validity of the securities will be passed upon for us by Andrews & Kurth L.L.P., Houston, Texas. If the securities are being distributed in an underwritten offering, the validity of the securities will be passed upon for the underwriters by counsel identified in the related Prospectus Supplement.

                                    EXPERTS

   The financial statements incorporated by reference in this Prospectus to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Frontier has not authorized anyone to provide you with different information. Frontier is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

                            ----------------------
                               TABLE OF CONTENTS
                            ----------------------

                                                                          Page
                                                                          ----
                          Prospectus Supplement
Summary.................................................................. S-1
Risk Factors............................................................. S-9
Use of Proceeds.......................................................... S-16
Capitalization........................................................... S-17
Unaudited Pro Forma Consolidated Financial Information................... S-18
Selected Historical Financial Data....................................... S-23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-25
Business................................................................. S-32
Management............................................................... S-47
Description of Acquisition Documents..................................... S-49
Description of Indebtedness.............................................. S-50
Description of the Notes................................................. S-52
United States Federal Income Tax Considerations.......................... S-82
Underwriting............................................................. S-84
Legal Matters............................................................ S-85
Experts.................................................................. S-85
Index to Financial Statements............................................ F-1
                               Prospectus
Where You Can Find More Information......................................    1
Incorporation of Certain Documents by Reference..........................    1
Forward-Looking Statements...............................................    2
Frontier Oil Corporation.................................................    3
Risk Factors.............................................................    3
Use of Proceeds..........................................................    4
Ratios of Earnings to Fixed Charges......................................    4
Description of Debt Securities...........................................    5
Description of Equity Securities.........................................   10
Plan of Distribution.....................................................   11
Legal Matters............................................................   12
Experts..................................................................   12

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 $190,000,000

                                 Frontier Oil
                                  Corporation

                         11 3/4% Senior Notes due 2009

                       --------------------------------
                             PROSPECTUS SUPPLEMENT
                       --------------------------------

                           Bear, Stearns & Co. Inc.

                                Lehman Brothers

                            Warburg Dillon Read LLC

                               November 5, 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------